2003 ANNUAL REPORT

P.E.
12-31-03

04027826

APR 29 2004

ARLS

INTERVEST BANCSHARES CORPORATION

A FINANCIAL HOLDING COMPANY

INTERVEST BANCSHARES CORPORATION
A FINANCIAL HOLDING COMPANY

Corporate Offices
10 Rockefeller Plaza
New York, New York 10020-1903
212-218-2800

SUBSIDIARIES

INTERVEST NATIONAL BANK

HEADQUARTERS:	One Rockefeller Plaza New York, New York
BRANCHES:	FLORIDA HEADQUARTERS 625 Court Street Clearwater, Florida
	1875 Belcher Road North Clearwater, Florida
	2575 Ulmerton Road Clearwater, Florida
	2175 Nursery Road Clearwater, Florida
	6750 Gulfport Boulevard South Pasadena, Florida

INTERVEST MORTGAGE CORPORATION

10 Rockefeller Plaza
New York, New York

INTERVEST SECURITIES CORPORATION

10 Rockefeller Plaza
New York, New York

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

A FINANCIAL HOLDING COMPANY

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports Record Earnings for 2003

Business Editors - New York – (Business Wire – January 20, 2004)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings for 2003 amounted to $9,120,000, an increase of 32% over net earnings of $6,906,000 for 2002. Net earnings for 2003 represent the highest level of earnings reported by the Company since its inception in 1993. Diluted earnings per share amounted to $1.53 in 2003, compared to $1.37 in 2002. The Company's return on average assets and equity was 1.19% and 15.34%, respectively, in 2003, compared to 1.13% and 15.56% in 2002.

Consolidated net earnings for the fourth quarter of 2003 increased 16% to $2,222,000, or $0.35 per diluted share, from $1,910,000, or $0.37 per diluted share, in the same quarter of 2002. The diluted per share computations for the 2003 periods included a higher number of common shares outstanding resulting from the exercise of common stock warrants, conversion of debentures and a higher stock price.

The $2,214,000 improvement in earnings for 2003 was attributable to increases in both net interest and dividend income and noninterest income. Net interest and dividend income was higher by $4,746,000 reflecting growth in the loan portfolio, while noninterest income increased by $1,103,000 primarily due to higher income from loan prepayments as well as fees earned from loan commitments that expired during the year. These items were partially offset by the following: a $695,000 increase in the provision for loan losses due to loan growth; a $780,000 increase in noninterest expenses (of which $309,000 was non-cash and non-recurring compensation expense recorded in connection with common stock warrants held by employees and directors and the remainder was largely attributable to the Company's growth in assets); and a $2,160,000 increase in the provision for income taxes resulting from higher pre-tax income.

The $312,000 improvement in earnings for the fourth quarter of 2003 was largely due to an increase in net interest and dividend income of $1,292,000, partially offset by a $283,000 increase in the provision for loan losses and a $604,000 increase in the provision for income taxes, all of which were due to the same factors discussed above. Noninterest expenses for the fourth quarter of 2003 increased slightly by $41,000 to $1,784,000 and included the reversal of $124,000 of data processing expense accrued from March to September due to the renegotiation of Intervest National Bank's data processing contract. Noninterest income for the fourth quarter of 2003 decreased slightly by $52,000 to $778,000. Noninterest income for the fourth quarter of 2002 included a $120,000 gain from the sale of securities.

Total consolidated assets at December 31, 2003 increased 33% to $910,595,000, from $685,979,000 at December 31, 2002, which is reflected primarily in the increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at December 31, 2003 increased 37% to $671,125,000, from $489,912,000 at year-end 2002. The increase was due to new commercial real estate and multifamily mortgage loan originations exceeding repayments. At December 31, 2003, the Company has two past due real estate loans totaling $8,474,000 on a nonaccrual status. The Company has commenced foreclosure proceedings and believes the estimated fair value of each of the underlying properties exceeds its recorded investment in these loans.

Total consolidated security investments at December 31, 2003 increased 6% to $155,898,000, from $146,802,000 at December 31, 2002. The increase was due to new investments exceeding maturities and early calls of securities. At December 31, 2003, the portfolio was comprised of U.S. government agency debt obligations with an average remaining maturity of approximately 1.7 years. The Company normally invests in short-to-medium term security investments to emphasize liquidity.

Total consolidated cash and short-term investments at December 31, 2003 amounted to $64,128,000, compared to $30,849,000 at December 31, 2002. The increase reflected the temporary investment of deposit inflows during December. A significant portion of these funds are expected to fund new loans.

Total consolidated deposits at December 31, 2003 increased 34% to $675,513,000, from $505,958,000 at December 31, 2002, primarily reflecting increases in money market and certificate of deposit accounts of $27,921,000 and $142,176,000, respectively.

Total consolidated borrowed funds amounted to $139,455,000 at December 31, 2003, compared to $113,568,000 at December 31, 2002. The increase was due to the following: the sale of $16,000,000 of debentures by the Company's subsidiary Intervest Mortgage Corporation as part of its normal funding of mortgage loan originations; the sale of $15,000,000 of capital securities as discussed below; and a net increase of $638,000 in accrued interest payable. These increases were partially offset by principal repayments during the year of $3,661,000 and $2,090,000 (principal only) of debenture conversions into common stock.

On September 17, 2003, the Company sold $15,000,000 of Trust Preferred securities through FTN Financial Capital Markets, a division of First Tennessee Bank National Association. The securities qualify as regulatory capital and were sold to institutional investors. The securities bear interest at a fixed rate of 6.75% per annum for the first five years and thereafter at a floating rate based on LIBOR and mature in 30 years. The securities can be redeemed by the Company at anytime after five years subject to regulatory approval. The Company has invested the entire proceeds in Intervest National Bank. In 2003, the Company also invested $5,000,000 in Intervest Mortgage Corporation and $250,000 in Intervest Securities Corporation.

Total consolidated stockholders' equity at December 31, 2003 increased 42% to $75,385,000, from $53,126,000 at December 31, 2002. The increase was largely due to earnings of $9,120,000 and $12,481,000 from the issuance of shares in connection with the exercise of stock warrants and conversion of debentures. Book value per common share increased to $12.59 at December 31, 2003, from $11.30 at December 31, 2002.

As previously announced, the Company will be moving from its present New York locations to the entire fourth floor of One Rockefeller Plaza, New York, NY. Renovations are expected to be completed by May 2004.

Intervest Bancshares Corporation is a registered financial holding company. Its subsidiaries are: Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida; Intervest Mortgage Corporation, a mortgage investment company; and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution. Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed herein are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the SEC for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015, New York, New York 10020 (212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION
Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended December 31, 2003	Quarter Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2002
Selected Operating Data:				
Interest and dividend income	$13,524	$11,364	$50,464	$43,479
Interest expense	7,733	6,865	28,564	26,325
Net interest and dividend income	5,791	4,499	21,900	17,154
Provision for loan loss reserves	593	310	1,969	1,274
Net interest and dividend income after provision for loan loss reserves	5,198	4,189	19,931	15,880
Noninterest income	778	830	3,321	2,218
Noninterest expenses	1,784	1,743	7,259	6,479
Earnings before taxes	4,192	3,276	15,993	11,619
Provision for income taxes	1,970	1,366	6,873	4,713
Net earnings	**$2,222**	**$1,910**	**$9,120**	**$6,906**
Basic earnings per share	**$ .41**	**$ .45**	**$ 1.85**	**$ 1.71**
Diluted earnings per share	**$ .35**	**$ .37**	**$ 1.53**	**$ 1.37**
Adjusted net earnings for diluted earnings per share (1)	$2,329	$2,022	$9,572	$7,342
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	5,432,732	4,242,247	4,938,995	4,043,619
Diluted earnings per share (2)	6,627,007	5,485,685	6,257,720	5,348,121
Common shares outstanding at end of period	5,988,377	4,703,087	5,988,377	4,703,087
Common stock warrants outstanding at end of period	738,975	1,750,010	738,975	1,750,010
Net interest margin	2.69%	2.72%	2.90%	2.88%
Return on average assets (3)	1.03%	1.14%	1.19%	1.13%
Return on average equity (3)	13.17%	15.71%	15.34%	15.56%
Efficiency ratio (4)	27%	33%	29%	33%

Selected Financial Condition Information:	At Dec 31, 2003	At Sep 30, 2003	At Jun 30, 2003	At Mar 31, 2003	At Dec 31, 2002
Total assets	$910,595	$822,900	$749,777	$727,945	$685,979
Total cash and short-term investments	$ 64,128	$ 37,695	$ 33,405	$ 37,730	$ 30,849
Total time deposits with banks	-	-	-	$ 2,000	
Total securities held to maturity	$152,823	$134,164	$121,833	$137,243	$145,694
Total FRB and FHLB stock	$ 3,075	$ 2,805	$ 2,805	$ 1,114	$ 1,108
Total loans, net of unearned fees	$671,125	$631,361	$575,975	$532,592	$489,912
Total deposits	$675,513	$594,832	$553,388	$538,098	$505,958
Total borrowed funds and accrued interest payable	$139,455	$144,363	$120,524	$120,138	$113,568
Total stockholders' equity	$ 75,385	$ 63,745	$ 58,009	$ 55,000	$ 53,126
Total allowance for loan loss reserves	$ 6,580	$ 5,987	$ 5,385	$ 4,955	$ 4,611
Total nonperforming loans	$ 8,474	$ 8,474	-	-	-
Total loan chargeoffs	-	-	-	-	$ 150
Total loan recoveries	-	-	-	-	$ 107
Total foreclosed real estate	-	-	-	$ 1,081	$ 1,081
Book value per common share	$ 12.59	$ 12.61	$ 12.23	$ 11.69	$ 11.30
Allowance for loan losses/nonperforming loans	78%	71%	NA	NA	NA
Allowance for loan losses /net loans	0.98%	0.95%	0.93%	0.93%	0.94%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted EPS includes shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be exercised/converted during the period. All outstanding warrants were considered for both 2003 EPS computations and for the 2002 quarterly computation. For the 2002 annual EPS computation, certain warrants are not considered because their exercise price per share exceeded the average market price of Class A common stock during the year. Warrants to purchase 1,103,000 shares of common stock at prices ranging from $10.00 to $10.01 per share were not considered. Convertible debentures (principal and accrued interest) outstanding at December 31, 2003 and 2002 totaling $7,145,000 and $9,920,000, respectively, were convertible into common stock at a price of $10.01 per share, which resulted in additional common shares (based on average balances outstanding) of approximately 843,000 and 962,000 in the 2003 quarterly and annual EPS computations, respectively, and 991,000 in both 2002 EPS computations.

(3) Ratios for the quarter have been annualized.

(4) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Period Ended				
	Year Ended Dec 31, 2003	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	Year Ended Dec 31, 2000	Year Ended Dec 31, 1999
Balance Sheet Highlights:					
Total assets	$910,595	$685,979	$512,622	$416,927	$340,481
Asset growth rate	33%	34%	23%	22%	13%
Total loans, net	$671,125	$489,912	$368,526	$266,326	$212,937
Loan growth rate	37%	33%	38%	25%	29%
Total deposits	$675,513	$505,958	$362,437	$300,241	$201,080
Deposit growth rate	34%	40%	21%	49%	18%
Loans/deposits (Intervest National Bank)	79%	76%	79%	67%	66%
Borrowed funds and related accrued interest payable	$139,455	$113,568	$ 99,910	$ 72,813	$ 99,377
Stockholders' equity	$ 75,385	$ 53,126	$ 40,395	$ 36,228	$ 33,604
Common shares outstanding (1)	5,988,377	4,703,087	3,899,629	3,899,629	3,836,879
Common book value per share	$12.59	$11.30	$10.36	$9.29	$8.76
Market price per common share	$14.65	$10.80	$7.40	$3.75	$6.25
Asset Quality Highlights					
Nonperforming loans	$8,474	-	$1,243	-	-
Allowance for loan loss reserves	$6,580	$4,611	$3,380	$2,768	$2,493
Loan recoveries (2)	-	$ 107	-	-	$ 1
Loan chargeoffs (3)	-	$ 150	-	-	-
Foreclosed real estate	-	$1,081	-	-	-
Allowance for loan losses reserves/net loans	0.98%	0.94%	0.92%	1.04%	1.17%
Statement of Operations Highlights:					
Interest and dividend income	$50,464	$43,479	$35,462	$31,908	$25,501
Interest expense	28,564	26,325	24,714	23,325	18,419
Net interest and dividend income	21,900	17,154	10,748	8,583	7,082
Provision for loan loss reserves	1,969	1,274	612	275	830
Noninterest income	3,321	2,218	1,655	983	900
Noninterest expenses	7,259	6,479	5,303	4,568	4,059
Provision for income taxes	6,873	4,713	2,710	1,909	1,198
Earnings before extraordinary item	9,120	6,906	3,778	2,814	1,895
Extraordinary item, net of tax (4)	-	-	-	(206)	-
Cumulative effect of accounting change, net of tax (5)	-	-	-	-	(128)
Net earnings	$9,120	$6,906	$ 3,778	$ 2,608	$ 1,767
Basic earnings per share	$ 1.85	$ 1.71	$ .97	$ .67	$ .47
Diluted earnings per share	$ 1.53	$ 1.37	$ .97	$ .67	$ .44
Adjusted net earnings used to calculate diluted earnings per share	$9,572	$7,342	$ 3,778	$ 2,608	$ 1,767
Average common shares used to calculate:					
Basic earnings per share	4,938,995	4,043,619	3,899,629	3,884,560	3,760,293
Diluted earnings per share	6,257,720	5,348,121	3,899,629	3,884,560	4,020,118
Net interest margin	2.90%	2.88%	2.47%	2.34%	2.38%
Return on average assets	1.19%	1.13%	0.85%	0.69%	0.57%
Return on average equity	15.34%	15.56%	9.94%	7.48%	5.48%
Efficiency ratio (6)	29%	33%	43%	48%	51%
Full-service banking offices	6	6	6	6	6

(1) The increase in shares outstanding in 2003 was due to the following: 945,717 from the exercise of Class A common stock warrants; 309,573 from the conversion of convertible debentures; and 30,000 from newly issued Class B common stock in connection with the acquisition of Intervest Securities Corporation. The increase in 2002 from 2001 was all due to the exercise of Class A common stock warrants. The increase in 2000 from 1999 was due to the exercise of Class A and Class B common stock warrants of 12,750 and 50,000, respectively.

(2) The amount for 2002 represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.

(3) The amount for 2002 represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.

(4) Represents a charge, net of taxes, from the early retirement of debentures

(5) Represents a charge, net of taxes, from the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

(6) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

A FINANCIAL HOLDING COMPANY

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports Increased Earnings for The Third Quarter and Nine Months of 2003

Business Editors - New York – (Business Wire – October 15, 2003)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings in the third quarter of 2003 increased 20% to $2,531,000, from $2,104,000 in the third quarter of 2002. Diluted earnings per share amounted to $0.42 in the third quarter of 2003, compared to $0.41 in the third quarter of 2002. The per share computation for the 2003 period included a higher number of common shares outstanding resulting from the exercise of common stock warrants and conversion of debentures. The Company's return on average assets and equity was 1.32% and 16.76%, respectively, in the third quarter of 2003, compared to 1.30% and 18.57% in the same quarter of 2002.

The improvement in quarterly earnings was attributable to increases in both the Company's net interest and dividend income and noninterest income. Net interest and dividend income was higher by $1,227,000 reflecting growth in the Company's loan portfolio and a lower cost of funds, while noninterest income increased by $302,000 primarily due to higher income from loan prepayments. These improvements were partially offset by a $410,000 increase in the provision for loan losses due to loan growth, a $218,000 increase in noninterest expenses primarily attributable to the Company's growth in assets and a $474,000 increase in the provision for income taxes resulting from higher pre-tax income.

Consolidated net earnings for the nine-months ended September 30, 2003 increased 38% to $6,898,000, or $1.45 per diluted share, from $4,996,000, or $1.26 per diluted share, in the same period of 2002. The improvement was also due to increases in net interest and dividend income and noninterest income. Net interest and dividend income increased by $3,454,000 due to loan growth and a lower cost of funds. Noninterest income increased by $1,155,000 due to higher income from loan prepayments as well as fees earned from loan commitments that expired during the period. These improvements were partially offset by a $739,000 increase in noninterest expenses, a $412,000 increase in the provision for loan losses and a $1,556,000 increase in the provision for income taxes, all of which were due to the same factors discussed above regarding the quarterly period.

Total consolidated assets at September 30, 2003 increased 20% to $822,900,000, from $685,979,000 at December 31, 2002, which is reflected in the increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at September 30, 2003 increased 29% to $631,361,000, from $489,912,000 at year-end 2002. The increase was due to new commercial real estate and multifamily mortgage loan originations exceeding repayments. During the quarter, two past due real estate loans totaling $8,474,000 were transferred to a nonaccrual status. The Company has commenced foreclosure proceedings against the borrowers and currently believes the estimated fair value of each of the underlying properties exceeds its recorded investment in these loans.

Total consolidated security investments at September 30, 2003 decreased 7% to $136,969,000, from $146,802,000 at December 31, 2002. The decrease was due to maturities and early calls of securities exceeding new investments. At September 30, 2003, the portfolio was comprised of U.S. government agency debt obligations with an average remaining maturity of approximately 1.6 years. The Company normally invests in short-to-medium term security investments to emphasize liquidity.

Total consolidated cash and short-term investments at September 30, 2003 amounted to $37,695,000, compared to $30,849,000 at December 31, 2002.

Total consolidated deposits at September 30, 2003 increased 18% to $594,832,000, from $505,958,000 at December 31, 2002, primarily reflecting increases in money market and certificate of deposit accounts of $16,385,000 and $65,991,000, respectively.

Total consolidated borrowed funds amounted to $144,363,000 at September 30, 2003, compared to $113,568,000 at December 31, 2002. The increase was due to the following: the sale of $16,000,000 of additional debentures by the Company's subsidiary Intervest Mortgage Corporation as part of its normal funding of mortgage loan originations; the sale of $15,000,000 of capital securities as discussed below; and a net increase of $1,473,000 in accrued interest payable. These increases were partially offset by principal repayments during the period of $1,400,000 and $270,000 of debenture conversions into common stock.

On September 17, 2003, the Company sold $15,000,000 of Trust Preferred securities through FTN Financial Capital Markets, a division of First Tennessee Bank National Association. The securities qualify as regulatory capital and were sold to institutional investors. The securities bear interest at a fixed rate of 6.75% per annum for the first five years and thereafter at a floating rate based on LIBOR and mature in 30 years. The securities can be redeemed by the Company at anytime after five years subject to regulatory approval. The Company will use the proceeds for working capital and investment in its wholly owned subsidiaries. On September 30, 2003, the Company invested $9,000,000 in Intervest National Bank and $1,000,000 in Intervest Mortgage Corporation.

Total consolidated stockholders' equity at September 30, 2003 increased to $63,745,000, from $53,126,000 at December 31, 2002. The increase was largely due to earnings of $6,898,000 and $3,197,000 from the issuance of shares in connection with the exercise of stock warrants and conversion of debentures. Book value per common share increased to $12.61 at September 30, 2003, from $11.30 at December 31, 2002.

The Company will be moving from its present New York locations to the entire fourth floor of One Rockefeller Plaza, New York, NY. Renovations are expected to be completed by March 2004.

Intervest Bancshares Corporation is a registered financial holding company. Its subsidiaries are: Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida; Intervest Mortgage Corporation, a mortgage investment company; and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION
Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended September 30, 2003	Quarter Ended September 30, 2002	Nine-Months Ended September 30, 2003	Nine-Months Ended September 30, 2002
Selected Operating Data:				
Interest and dividend income	$12,845	$11,396	$36,940	$32,115
Interest expense	7,079	6,857	20,831	19,460
Net interest and dividend income	5,766	4,539	16,109	12,655
Provision for loan loss reserves	602	192	1,376	964
Net interest and dividend income after provision for loan loss reserves	5,164	4,347	14,733	11,691
Noninterest income	1,038	736	2,543	1,388
Noninterest expenses	1,812	1,594	5,475	4,736
Earnings before taxes	4,390	3,489	11,801	8,343
Provision for income taxes	1,859	1,385	4,903	3,347
Net earnings	**$2,531**	**$2,104**	**$6,898**	**$4,996**
Basic earnings per share	**$ .52**	**$ .52**	**$ 1.45**	**$ 1.26**
Diluted earnings per share	**$ .42**	**$ .41**	**$ 1.19**	**$ 1.01**
Adjusted net earnings for diluted earnings per share (1)	$2,646	$2,214	$7,244	$5,319
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	4,894,436	4,067,443	4,771,323	3,976,700
Diluted earnings per share (2)	6,272,163	5,465,361	6,072,957	5,286,974
Common shares outstanding at end of period	5,053,686	4,119,079	5,053,686	4,119,079
Common stock warrants outstanding at end of period	1,470,110	2,430,768	1,470,010	2,430,768
Net interest margin	3.03%	2.85%	2.99%	2.94%
Return on average assets (3)	1.32%	1.30%	1.25%	1.13%
Return on average equity (3)	16.76%	18.57%	16.21%	15.51%
Efficiency ratio (4)	27%	30%	29%	34%

Selected Financial Condition Information:	At Sep 30, 2003	At Dec 31, 2002	At Sep 30, 2002
Total assets	$822,900	$685,979	$661,721
Total cash and short-term investments	$ 37,695	$ 30,849	$ 37,641
Total securities available for sale	-	-	$ 5,654
Total securities held to maturity	$134,164	$145,694	$146,400
Total Federal Reserve and Federal Home Loan Bank stock	$ 2,805	$ 1,108	$ 1,104
Total loans, net of unearned fees	$631,361	$489,912	$454,391
Total deposits	$594,832	$505,958	$486,623
Total borrowed funds and related accrued interest payable	$144,363	$113,568	$113,082
Total stockholders' equity	$ 63,745	$ 53,126	$ 47,118
Total allowance for loan loss reserves	$ 5,987	$ 4,611	$ 4,301
Total nonperforming loans	$ 8,474	-	-
Total loan chargeoffs	-	$ 150	$ 150
Total loan recoveries	-	$ 107	$ 107
Total foreclosed real estate	-	$ 1,081	$ 1,081
Book value per common share	$ 12.61	$ 11.30	$ 11.44
Allowance for loan loss reserves/nonperforming loans	71%	NA	NA
Allowance for loan loss reserves/net loans	0.95%	0.94%	0.95%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted EPS includes shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be exercised/converted during the period. All outstanding warrants were considered for the EPS computations.

Convertible debentures (principal and accrued interest) outstanding at September 30, 2003 and September 30, 2002 totaling $9,672,000 and $9,725,000, respectively, were convertible into common stock at a price of $10.01 per share, which resulted in additional common shares of approximately 966,000 in the 2003 EPS computations and 972,000 in the 2002 EPS computations.

(3) Ratios have been annualized.

(4) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Period Ended Nine-Months Ended Sep 30, 2003	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	Year Ended Dec 31, 2000	Year Ended Dec 31, 1999
Balance Sheet Highlights:					
Total assets	$822,900	$685,979	$512,622	$416,927	$340,481
Asset growth rate	20%	34%	23%	22%	13%
Total loans, net	$631,361	$489,912	$368,526	$266,326	$212,937
Loan growth rate	29%	33%	38%	25%	29%
Total deposits	$594,832	$505,958	$362,437	$300,241	$201,080
Deposit growth rate	18%	40%	21%	49%	18%
Loans/deposits (Intervest National Bank)	82%	76%	79%	67%	66%
Borrowed funds and related accrued interest payable	$144,363	$113,568	$ 99,910	$ 72,813	$ 99,377
Stockholders' equity	$ 63,745	$ 53,126	$ 40,395	$ 36,228	$ 33,604
Common shares outstanding (1)	5,053,686	4,703,087	3,899,629	3,899,629	3,836,879
Common book value per share	$12.61	$11.30	$10.36	$9.29	$8.76
Market price per common share	$12.96	$10.80	$7.40	$3.75	$6.25
Asset Quality Highlights					
Nonperforming loans	$8,474	-	$1,243	-	-
Allowance for loan loss reserves	$5,987	$4,611	$3,380	$2,768	$2,493
Loan recoveries (2)	-	$ 107	-	-	$ 1
Loan chargeoffs (3)	-	$ 150	-	-	-
Foreclosed real estate	-	$1,081	-	-	-
Allowance for loan losses reserves/net loans	0.95%	0.94%	0.92%	1.04%	1.17%
Statement of Operations Highlights:					
Interest and dividend income	$36,940	$43,479	$35,462	$31,908	$25,501
Interest expense	20,831	26,325	24,714	23,325	18,419
Net interest and dividend income	16,109	17,154	10,748	8,583	7,082
Provision for loan loss reserves	1,376	1,274	612	275	830
Noninterest income	2,543	2,218	1,655	983	900
Noninterest expenses	5,475	6,479	5,303	4,568	4,059
Provision for income taxes	4,903	4,713	2,710	1,909	1,198
Earnings before extraordinary item	6,898	6,906	3,778	2,814	1,895
Extraordinary item, net of tax (4)	-	-	-	-	(128)
Cumulative effect of accounting change, net of tax (5)	-	-	-	(206)	-
Net earnings	$6,898	$6,906	$ 3,778	$ 2,608	$ 1,767
Basic earnings per share	$ 1.45	$ 1.71	$ .97	$ .67	$ .47
Diluted earnings per share	$ 1.19	$ 1.37	$ .97	$ .67	$ .44
Adjusted net earnings used to calculate diluted earnings per share	$7,244	$7,342	$ 3,778	$ 2,608	$ 1,767
Average common shares used to calculate:					
Basic earnings per share	4,771,323	4,043,619	3,899,629	3,884,560	3,760,293
Diluted earnings per share	6,072,957	5,348,121	3,899,629	3,884,560	4,020,118
Net interest margin	2.99%	2.88%	2.47%	2.34%	2.38%
Return on average assets (6)	1.25%	1.13%	0.85%	0.69%	0.57%
Return on average equity (6)	16.21%	15.56%	9.94%	7.48%	5.48%
Efficiency ratio (7)	29%	33%	43%	48%	51%
Full-service banking offices	6	6	6	6	6

(1) The increase in shares outstanding in 2003 was due to the following: 279,900 from the exercise of Class A common stock warrants; 40,699 from the conversion of convertible debentures; and 30,000 from newly issued Class B common stock in connection with the acquisition of Intervest Securities Corporation. The increase in 2002 from 2001 was all due to the exercise of Class A common stock warrants. The increase in 2000 from 1999 was due to the exercise of Class A and Class B common stock warrants of 12,750 and 50,000, respectively.
(2) The amount for 2002 represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.
(3) The amount for 2002 represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.
(4) Represents a charge, net of taxes, from the early retirement of debentures
(5) Represents a charge, net of taxes, from the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."
(6) The returns for the nine-months ended September 30, 2003 have been annualized.
(7) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

A FINANCIAL HOLDING COMPANY

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Completes The Sale of $15 million of Capital Securities

Business Editors - New York – (Business Wire – September 17, 2003)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today announced that it has sold trust preferred securities in the aggregate amount of $15 million through FTN Financial Capital Markets, a division of First Tennessee Bank National Association. The securities issued in the offering were sold to institutional investors in a private transaction, pursuant to an applicable exemption from registration under the Securities Act of 1933. This represents the second trust preferred transaction that the Company has completed.

The securities bear interest at a fixed rate of 6.75% per annum for the first five years and thereafter at a floating rate based on LIBOR and mature in 30 years. The securities can be redeemed by the Company at anytime after five years. The Company will use the proceeds for working capital and investment in its wholly owned subsidiaries.

The principal subsidiary of the Company is Intervest National Bank, which is a nationally chartered, full-service commercial bank that has its headquarters and full-service banking office in Rockefeller Center, in New York City, and a total of five full-service banking offices in Florida - of which four are in Clearwater and one is in South Pasadena. The addition of Tier 1 capital to Intervest National Bank will give the Bank the potential to grow deposits and potentially increase the Bank's future earnings, and accordingly the future earnings per share of the Company.

Since 1996, Intervest Bancshares Corporation's consolidated assets have grown at an annualized rate of approximately 35%, to $750,000,000 as of June 30, 2003, and book value per common share has increased 79% to $12.23 in the same time frame.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state. Intervest Bancshares Corporation is a registered financial holding company. Its subsidiaries are: Intervest National Bank, Intervest Mortgage Corporation, a mortgage investment company and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact:
Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015, New York, New York 10020 (212-218-2800) (Fax 212-218-2808)

Intentionally Left Blank

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

SUBSIDIARIES:
INTERVEST NATIONAL BANK, MEMBER FDIC
BANKING OFFICES - NEW YORK / FLORIDA

INTERVEST SECURITIES CORPORATION
MEMBER NASD/SIPC

INTERVEST MORTGAGE CORPORATION

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports 56% Increase in Earnings for The Second Quarter of 2003

Business Editors - New York – (Business Wire – July 15, 2003)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings in the second quarter of 2003 increased to $2,566,000, from $1,644,000 in the second quarter of 2002. Earnings per share on a diluted basis increased to $0.45 in the second quarter of 2003, from $0.33 in the second quarter of 2002. The earnings per share computation for the 2003 period included a higher number of common shares outstanding resulting from the exercise of common stock warrants in the latter part of 2002.

The Company's return on average assets and equity increased to 1.40% and 18.33%, respectively, in the second quarter of 2003, up from 1.10% and 15.42% in the same quarter of 2002.

The improvement in quarterly earnings was attributable to increases in both the Company's net interest and dividend income and its noninterest income. Net interest and dividend income was higher by $1,028,000 reflecting growth in the Company's loan portfolio, while noninterest income increased by $798,000 due to higher income from loan prepayments as well as fees earned from loan commitments that expired during the period. These increases were partially offset by a $199,000 increase in noninterest expenses (most of which was attributable to the Company's growth) and a $701,000 increase in the provision for income taxes due to higher pre-tax income.

Consolidated net earnings for the first half of 2003 increased to $4,367,000, or $0.77 per diluted share, from $2,892,000, or $0.60 per diluted share, in the first half of 2002. The improvement in earnings for the first half of 2003 was due to the same factors that contributed to the quarterly earnings increase discussed above. Net interest and dividend income increased by $2,227,000, while noninterest income increased by $853,000. These increases were partially offset by a $521,000 increase in noninterest expenses (most of which was attributable to the Company's growth) and a $1,082,000 increase in the provision for income taxes due to higher pre-tax income.

Total consolidated assets at June 30, 2003 increased 9% to $749,777,000, from $685,979,000 at December 31, 2002, which is reflected in the increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at June 30, 2003 increased 18% to $575,975,000, from $489,912,000 at year-end 2002. The increase was due to new commercial real estate and multifamily mortgage loan originations exceeding repayments.

Total consolidated security investments at June 30, 2003 decreased 15% to $124,638,000, from $146,802,000 at December 31, 2002. The decrease was due to maturities and early calls of securities exceeding new investments, with the redeployment of the resulting funds into loan originations. At June 30, 2003, the securities portfolio was comprised of U.S. government agency debt obligations with an average remaining maturity of approximately 1.7 years. The Company normally invests in short-to-medium term security investments to emphasize liquidity.

Total consolidated cash and other short-term investments at June 30, 2003 amounted to $33,405,000, compared to $30,849,000 at December 31, 2002.

Total consolidated deposits at June 30, 2003 increased 9% to $553,388,000, from $505,958,000 at December 31, 2002, primarily reflecting increases in money market and certificate of deposit accounts of $6,872,000 and $38,730,000, respectively.

Total consolidated borrowed funds (consisting almost entirely of subordinated debentures and related interest payable) amounted to $120,524,000 at June 30, 2003, compared to $113,568,000 at December 31, 2002. The increase reflected the sale of $7,500,000 of additional debentures and a net increase of $902,000 in accrued interest payable, partially offset by principal repayments during the period of $1,400,000. The sale of debentures was made by Intervest Mortgage Corporation (the Company's subsidiary) as part of that subsidiary's normal funding of mortgage loan originations.

Total consolidated stockholders' equity at June 30, 2003 increased to $58,009,000, from $53,126,000 at December 31, 2002. Book value per common share increased to $12.23 at June 30, 2003, from $11.30 at December 31, 2002.

On June 2, 2003, Intervest Bancshares Corporation completed the acquisition of Intervest Securities Corporation. Intervest Securities Corporation, an affiliated entity prior to the acquisition, is a broker/dealer registered in nine states and is an NASD and SIPC member firm. Intervest Securities Corporation has and will continue to participate as a selected dealer from time to time in offerings of debt securities of the Company, primarily those of Intervest Mortgage Corporation. Intervest Bancshares Corporation acquired all of the outstanding capital stock of Intervest Securities Corporation for 30,000 shares of its Class B common stock that was newly issued for this transaction. Intervest Securities Corporation, whose total assets consisted of approximately $218,000 of cash at the time of acquisition, is now a wholly owned subsidiary of Intervest Bancshares Corporation.

Intervest Bancshares Corporation is a registered financial holding company. Its subsidiaries are: Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida; Intervest Mortgage Corporation, a mortgage investment company; and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION
Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended June 30, 2003	Quarter Ended June 30, 2002	Six-Months Ended June 30, 2003	Six-Months Ended June 30, 2002
Selected Operating Data:				
Interest and dividend income	$12,470	$11,008	$24,095	$20,719
Interest expense	6,964	6,530	13,752	12,603
Net interest and dividend income	5,506	4,478	10,343	8,116
Provision for loan loss reserves	430	426	774	772
Net interest and dividend income after provision for loan loss reserves	5,076	4,052	9,569	7,344
Noninterest income	1,176	378	1,505	652
Noninterest expenses	1,879	1,680	3,663	3,142
Earnings before taxes	4,373	2,750	7,411	4,854
Provision for income taxes	1,807	1,106	3,044	1,962
Net earnings	**$2,566**	**$1,644**	**$4,367**	**$2,892**
Basic earnings per share	**$ .55**	**$ .42**	**$ .93**	**$ .74**
Diluted earnings per share	**$ .45**	**$ .33**	**$ .77**	**$ .60**
Adjusted net earnings for diluted earnings per share (1)	$2,683	$1,752	$4,598	$3,105
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	4,714,344	3,959,542	4,708,747	3,930,577
Diluted earnings per share (2)	5,990,458	5,330,009	5,958,600	5,207,656
Common shares outstanding at end of period	4,744,235	4,005,279	4,744,235	4,005,279
Common stock warrants outstanding at end of period	1,744,810	2,544,568	1,744,810	2,544,568
Net interest margin	3.06%	3.10%	2.96%	3.00%
Return on average assets (3)	1.40%	1.10%	1.21%	1.03%
Return on average equity (3)	18.33%	15.42%	15.92%	13.86%
Efficiency ratio (4)	28%	35%	31%	36%

Selected Financial Condition Information:	At Jun 30, 2003	At Dec 31, 2002	At Jun 30, 2002
Total assets	$749,777	$685,979	$628,157
Total cash and short-term investments	33,405	30,849	26,369
Total securities available for sale	-	-	5,646
Total securities held to maturity	121,833	145,694	128,766
Total Federal Reserve and Federal Home Loan Bank stock	2,805	1,108	1,104
Total loans, net of unearned fees	575,975	489,912	449,771
Total deposits	553,388	505,958	465,753
Total borrowed funds and related accrued interest payable	120,524	113,568	104,246
Total stockholders' equity	58,009	53,126	44,155
Total allowance for loan loss reserves	5,385	4,611	4,109
Total nonperforming loans	-	-	-
Total loan chargeoffs	-	150	150
Total loan recoveries	-	107	107
Total foreclosed real estate	-	1,081	1,081
Book value per common share	12.23	11.30	11.02
Allowance for loan loss reserves/nonperforming loans	NA	NA	NA
Allowance for loan loss reserves/net loans	0.93%	0.94%	0.91%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted EPS includes shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be exercised/converted during the period. Warrants to purchase 1,132,000 shares of common stock at prices ranging from $10.00 to $10.01 per share were not considered in the 2002 six-month computation because their exercise price per share exceeded the average market price of Class A common stock during the period. All outstanding warrants were considered for the remaining EPS computations.

Convertible debentures (principal and accrued interest) outstanding at June 30, 2003 and June 30, 2002 totaling $9,846,000 and $9,535,000, respectively, were convertible into common stock at a price of $10.01 per share, which resulted in additional common shares of approximately 984,000 in the 2003 EPS computations and 953,000 in the 2002 EPS computations.

(3) Ratios have been annualized.

(4) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
Consolidated Financial Highlights

	At or For The Period Ended			
($ in thousands, except per share amounts)	6 Months Ended Jun 30, 2003	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	Year Ended Dec 31, 2000
Balance Sheet Highlights:				
Total assets	$749,777	$685,979	$512,622	$416,927
Asset growth rate	9%	34%	23%	22%
Total loans, net	$575,975	$489,912	$368,526	$266,326
Loan growth rate	18%	33%	38%	25%
Total deposits	$553,388	$505,958	$362,437	$300,241
Deposit growth rate	9%	40%	21%	49%
Loans/deposits (Intervest National Bank)	82%	76%	79%	67%
Borrowed funds and related accrued interest payable	$120,524	$113,568	$99,910	$72,813
Stockholders' equity	$58,009	$53,126	$40,395	$36,228
Common shares outstanding (1)	4,744,235	4,703,087	3,899,629	3,899,629
Common book value per share	$12.23	$11.30	$10.36	$9.29
Market price per common share	$12.20	$10.80	$7.40	$3.75
Asset Quality Highlights				
Nonperforming loans	$ -	$ -	$1,243	$ -
Allowance for loan loss reserves	$5,385	$4,611	$3,380	$2,768
Loan recoveries (2)	$ -	$ 107	-	-
Loan chargeoffs (3)	$ -	$ 150	-	-
Foreclosed real estate	$ -	$1,081	-	-
Allowance for loan losses reserves/net loans	0.93%	0.94%	0.92%	1.04%
Statement of Operations Highlights:				
Interest and dividend income	$24,095	$43,479	$35,462	$31,908
Interest expense	13,752	26,325	24,714	23,325
Net interest and dividend income	10,343	17,154	10,748	8,583
Provision for loan loss reserves	774	1,274	612	275
Noninterest income	1,505	2,218	1,655	983
Noninterest expenses	3,663	6,479	5,303	4,568
Provision for income taxes	3,044	4,713	2,710	1,909
Earnings before extraordinary item	4,367	6,906	3,778	2,814
Extraordinary item, net of tax (4)	-	-	-	(206)
Net earnings	$4,367	$6,906	$ 3,778	$ 2,608
Basic earnings per share	$ .93	$ 1.71	$ .97	$ .67
Diluted earnings per share	$ .77	$ 1.37	$ .97	$ .67
Adjusted net earnings used to calculate diluted earnings per share	$4,598	$7,342	$ 3,778	$ 2,608
Average common shares used to calculate:				
Basic earnings per share	4,708,747	4,043,619	3,899,629	3,884,560
Diluted earnings per share	5,958,600	5,348,121	3,899,629	3,884,560
Net interest margin	2.96%	2.88%	2.47%	2.34%
Return on average assets (5)	1.21%	1.13%	0.85%	0.69%
Return on average equity (5)	15.92%	15.56%	9.94%	7.48%
Efficiency ratio (6)	31%	33%	43%	48%
Full-service banking offices	6	6	6	6

(1) The increase in shares outstanding in 2003 was due to the following: 5,200 from the exercise of Class A common stock warrants; 5,948 from the conversion of convertible debentures; and 30,000 from newly issued Class B common ctock in connection with the acquisition of Intervest Securities Corporation. The increase in 2002 from 2001 was all due from the exercise of Class A common stock warrants.

(2) The amount for 2002 represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.

(3) The amount for 2002 represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.

(4) Represents a charge, net of taxes, from the early retirement of debentures.

(5) The returns for the six-months ended June 30, 2003 have been annualized.

(6) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

SUBSIDIARIES:
INTERVEST NATIONAL BANK, MEMBER FDIC
BANKING OFFICES - NEW YORK / FLORIDA

INTERVEST MORTGAGE CORPORATION

JEROME DANSKER CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR
LOWELL S. DANSKER DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports 44% Increase in Earnings for The First Quarter of 2003

Business Editors - New York – (Business Wire – April 14, 2003)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings in the first quarter of 2003 increased to $1,801,000, from $1,248,000 in the first quarter of 2002. Earnings per share on a diluted basis increased to $0.32 in the first quarter of 2003, from $0.30 in the first quarter of 2002. The earnings per share computation for the 2003 quarter included a higher number of common shares resulting from the exercise of common stock warrants in the latter part of 2002 and the inclusion of dilutive shares from convertible debentures outstanding.

The Company's return on average assets and equity increased to 1.03% and 13.40%, respectively, in the first quarter of 2003, up from 0.95% and 12.23% in the first quarter of 2002.

The improvement in quarterly earnings was attributable to growth in the Company's net interest and dividend income, which increased by $1,199,000 due to an increase in the Company's loan portfolio. This improvement was partially offset by a $322,000 increase in noninterest expenses (a large portion of which was attributable to the Company's growth in assets) and a $381,000 increase in the provision for income taxes due to higher pre-tax income.

Total consolidated assets at March 31, 2003 increased 6% to $727,945,000, from $685,979,000 at December 31, 2002, which is reflected in the increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at March 31, 2003 increased 9% to $532,592,000, from $489,912,000 at year-end 2002. The increase was due to new commercial real estate and multifamily mortgage loan originations exceeding repayments.

Total consolidated security investments at March 31, 2003 amounted to $138,357,000 compared to $146,802,000 at December 31, 2002. The decrease was due to maturities and early calls of securities exceeding new investments, with the redeployment of the resulting funds into loan originations. At March 31, 2003, the securities portfolio was comprised of U.S. government agency debt obligations with an average remaining maturity of approximately 1.7 years. The Company normally invests in short-to-medium term security investments to emphasize liquidity.

Total consolidated cash and other short-term investments at March 31, 2003 amounted to $37,730,000, compared to $30,849,000 at December 31, 2002.

Total consolidated deposits at March 31, 2003 increased 6% to $538,098,000, from $505,958,000 at December 31, 2002, primarily reflecting increases in money market and certificate of deposit accounts of $5,637,000 and $21,370,000, respectively.

Total consolidated borrowed funds (consisting almost entirely of subordinated debentures and related interest payable) amounted to $120,138,000 at March 31, 2003, compared to $113,568,000 at December 31, 2002. The increase reflected the sale of $7,500,000 of additional debentures and a net increase of $473,000 in accrued interest payable, partially offset by principal repayments during the period of $1,400,000. The sale of debentures was made by Intervest Mortgage Corporation (the Company's subsidiary) as part of that subsidiary's normal funding of mortgage loan originations.

Total consolidated stockholders' equity at March 31, 2003 increased to $55,000,000, from $53,126,000 at December 31, 2002. Book value per common share increased to $11.69 at March 31, 2003, from $11.30 at December 31, 2002.

As previously announced, in December 2002, Intervest Bancshares Corporation entered into an agreement to acquire Intervest Securities Corporation, an affiliated entity that is a broker/dealer registered in nine states and is an NASD and SIPC member firm. Intervest Securities Corporation participates as a selected dealer from time to time in offerings of debt securities of the Company, primarily those of Intervest Mortgage Corporation. Pursuant to this agreement, Intervest Bancshares Corporation will acquire all the capital stock of Intervest Securities Corporation for 30,000 shares of its newly issued Class B common stock. At December 31, 2002, Intervest Securities Corporation's net assets amounted to approximately $200,000 and consisted of cash. In connection with this transaction, Intervest Bancshares Corporation was approved by the FRB to become a financial holding company under Regulation Y effective January 23, 2003. The transaction is awaiting the approval of the NASD and is expected to close in the second quarter of 2003. Intervest Securities Corporation will become a wholly owned subsidiary of Intervest Bancshares Corporation.

Intervest Bancshares Corporation is a registered financial holding company. Its subsidiaries are Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida, and Intervest Mortgage Corporation, a mortgage investment company. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION
Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended March 31, 2003	Quarter Ended March 31, 2002
Selected Operating Data:		
Interest and dividend income	$11,625	$9,711
Interest expense	6,788	6,073
Net interest and dividend income	4,837	3,638
Provision for loan loss reserves	344	346
Net interest and dividend income after provision for loan loss reserves	4,493	3,292
Noninterest income	329	274
Noninterest expenses	1,784	1,462
Earnings before taxes	3,038	2,104
Provision for income taxes	1,237	856
Net earnings	**$1,801**	**$1,248**
Basic earnings per share	$ .38	$ .32
Diluted earnings per share	$ .32	$ .30
Adjusted net earnings for diluted earnings per share (1)	$1,915	$1,248
Weighted-average common shares and common equivalent shares outstanding for computing:		
Basic earnings per share	4,703,087	3,901,290
Diluted earnings per share (2)	5,944,406	4,165,234
Common shares outstanding at end of period	4,703,087	3,911,129
Common stock warrants outstanding at end of period	1,750,010	2,638,718
Net interest margin	2.85%	2.87%
Return on average assets (3)	1.03%	0.95%
Return on average equity (3)	13.40%	12.23%
Efficiency ratio (4)	35%	37%

Selected Financial Condition Information:	At Mar 31, 2003	At Dec 31, 2002	At Mar 31, 2002
Total assets	$727,945	$685,979	$563,970
Total cash and short-term investments	37,730	30,849	41,781
Total time deposits with banks	2,000	-	150
Total securities available for sale	-	-	6,146
Total securities held to maturity	137,243	145,694	95,012
Total Federal Reserve Bank stock	1,114	1,108	1,104
Total loans, net of unearned fees	532,592	489,912	405,055
Total deposits	538,098	505,958	404,019
Total borrowed funds and related accrued interest payable	120,138	113,568	106,929
Total stockholders' equity	55,000	53,126	41,699
Total allowance for loan loss reserves	4,955	4,611	3,833
Total nonperforming loans	-	-	1,243
Total loan chargeoffs	-	150	-
Total loan recoveries	-	107	107
Total foreclosed real estate	1,081	1,081	-
Book value per common share	11.69	11.30	10.66
Allowance for loan loss reserves/nonperforming loans	NA	NA	308.36%
Allowance for loan loss reserves/net loans	0.93%	0.94%	0.95%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted EPS includes shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be exercised/converted during the period. Certain warrants are not considered in diluted EPS computations because their exercise price per share exceeded the average market price of Class A common stock during those periods as follows: Warrants to purchase 1,134,000 shares of common stock at prices ranging from $10.00 to $10.01 per share were not considered in the 2002 quarterly computation. All outstanding warrants for the 2003 quarterly computation were considered. Convertible debentures (principal and accrued interest) outstanding at March 31, 2002 totaling $9,348,000 were convertible into common stock at a price of $10.01 per share, but were not considered in the computations of diluted EPS for the 2002 quarter because they were not dilutive. For the 2003 computation, convertible debentures outstanding at March 31, 2003 totaling $10,118,000 were convertible into common stock at a price of $10.01 per share and were considered dilutive, which resulted in additional common shares of 1,011,000.

(3) Ratios for the quarter have been annualized.

(4) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
Consolidated Financial Highlights

	At or For The Period Ended			
($ in thousands, except per share amounts)	3 Months Ended Mar 31, 2003	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	Year Ended Dec 31, 2000
Balance Sheet Highlights:				
Total assets	$727,945	$685,979	$512,622	$416,927
Asset growth rate	6%	34%	23%	22%
Total loans, net	$532,592	$489,912	$368,526	$266,326
Loan growth rate	9%	33%	38%	25%
Total deposits	$538,098	$505,958	$362,437	$300,241
Deposit growth rate	6%	40%	21%	49%
Loans/deposits (Intervest National Bank)	78%	76%	79%	67%
Borrowed funds and related accrued interest payable	$120,138	$113,568	$99,910	$72,813
Stockholders' equity	$55,000	$53,126	$40,395	$36,228
Common shares outstanding (1)	4,703,087	4,703,087	3,899,629	3,899,629
Common book value per share	$11.69	$11.30	$10.36	$9.29
Market price per common share	$11.28	$10.80	$7.40	$3.75
Asset Quality Highlights				
Nonperforming loans	$ -	$ -	$1,243	$ -
Allowance for loan loss reserves	$4,955	$4,611	$3,380	$2,768
Loan recoveries (2)	$ -	$ 107	-	-
Loan chargeoffs (3)	$ -	$ 150	-	-
Foreclosed real estate	$1,081	$1,081	-	-
Allowance for loan losses reserves/net loans	0.93%	0.94%	0.92%	1.04%
Statement of Operations Highlights:				
Interest and dividend income	$11,625	$43,479	$35,462	$31,908
Interest expense	6,788	26,325	24,714	23,325
Net interest and dividend income	4,837	17,154	10,748	8,583
Provision for loan loss reserves	344	1,274	612	275
Noninterest income	329	2,218	1,655	983
Noninterest expenses	1,784	6,479	5,303	4,568
Provision for income taxes	1,237	4,713	2,710	1,909
Earnings before extraordinary item	1,801	6,906	3,778	2,814
Extraordinary item, net of tax (4)	-	-	-	(206)
Net earnings	$1,801	$6,906	$ 3,778	$ 2,608
Basic earnings per share	$ .38	$ 1.71	$ .97	$ .67
Diluted earnings per share	$ .32	$ 1.37	$ .97	$ .67
Adjusted net earnings used to calculate diluted earnings per share	$1,915	$7,342	$ 3,778	$ 2,608
Average common shares used to calculate:				
Basic earnings per share	4,703,087	4,043,619	3,899,629	3,884,560
Diluted earnings per share	5,944,406	5,348,121	3,899,629	3,884,560
Net interest margin	2.85%	2.88%	2.47%	2.34%
Return on average assets (5)	1.03%	1.13%	0.85%	0.69%
Return on average equity (5)	13.40%	15.56%	9.94%	7.48%
Efficiency ratio (6)	35%	33%	43%	48%
Full-service banking offices	6	6	6	6

(1) The increase in shares outstanding in 2002 was due to the exercise of Class A common stock warrants.
(2) The amount for 2002 represents proceeds received from the sale of collateral from a loan which was charged off prior to 1997.
(3) The amount for 2002 represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.
(4) Represents a charge, net of taxes, from the early retirement of debentures.
(5) The returns for the quarter have been annualized.
(6) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

Intentionally Left Blank

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2003**

Commission File Number **000-23377**

INTERVEST BANCSHARES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	13-3699013
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)

10 Rockefeller Plaza, Suite 1015
New York, New York 10020-1903
(Address of principal executive offices)

(212) 218-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934

None
(Title of class)

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934

Class A Common Stock, par value $1.00 per share
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes XX No___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act):
Yes _ No X.

On the close of business on June 30, 2003, there were 4,359,235 shares of the Registrant's Class A common stock and 385,000 shares of its Class B common stock issued and outstanding.

The aggregate market value of 1,771,785 shares of the Registrant's Class A common stock on the close of business June 30, 2003, which excludes 2,587,450 shares held by affiliates as a group, was $21,792,956. This value is based on the average bid and asked price of $12.30 per share on June 30, 2003 of the Class A common stock on the NASDAQ Small Cap Market.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2004 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Intervest Bancshares Corporation and Subsidiaries

2003 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business

General

Private Securities Litigation Reform Act Safe Harbor Statement

The Company is making this statement in order to satisfy the "Safe Harbor" provision contained in the Private Securities Litigation Reform Act of 1995. The statements contained in this report on Form 10-K that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors relating to the Company's operations and economic environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed in or implied by forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements: changes in general economic, market and regulatory conditions; the development of an interest rate environment that may adversely affect the Company's interest rate spread, other income or cash flow anticipated from the Company's operations, investment and lending activities; and changes in laws and regulations affecting banks and bank holding companies.

Intervest Bancshares Corporation

Intervest Bancshares Corporation is a registered financial holding company (the "Holding Company") incorporated in 1993 under the laws of the State of Delaware. Its principal office is located at 10 Rockefeller Plaza, Suite 1015, New York, NY 10020, and its telephone number is 212-218-2800. The Holding Company's Class A common stock is listed on the NASDAQ SmallCap Market (Symbol: IBCA). At December 31, 2003, the Holding Company owned 100% of the outstanding capital stock of Intervest National Bank (the "Bank"), Intervest Mortgage Corporation, Intervest Securities Corporation, Intervest Statutory Trust I and Intervest Statutory Trust II (hereafter referred to collectively as the "Company," on a consolidated basis). The Company expects to be moving from its present New York locations to the entire fourth floor of One Rockefeller Plaza in New York City in the second quarter of 2004.

At December 31, 2003, the Company had total assets of $910,595,000, cash and security investments of $220,026,000, net loans of $671,125,000, deposits of $675,513,000, borrowed funds and related interest payable of $139,455,000, and stockholders' equity of $75,385,000, compared to total assets of $685,979,000, cash and security investments of $179,651,000, net loans of $489,912,000, deposits of $505,958,000, borrowed funds and related interest payable of $113,568,000, and stockholders' equity of $53,126,000 at December 31, 2002.

The Holding Company's primary business is the operation of its subsidiaries. It does not engage in any other substantial business activities other than a limited amount of real estate mortgage lending. From time to time, the Holding Company has issued debentures to raise funds for working capital purposes. The Holding Company is subject to examination and regulation by the Federal Reserve Board (FRB).

Intervest National Bank

Intervest National Bank is a nationally chartered bank that has its headquarters and full-service banking office at One Rockefeller Plaza, Suite 300, in New York City, and a total of five full-service banking offices in Pinellas County, Florida - four in Clearwater and one in South Pasadena.

At December 31, 2003, the Bank had total assets of $789,567,000, cash and security investments of $212,293,000, net loans of $566,226,000, deposits of $697,279,000 and stockholder's equity of $73,907,000, compared to total assets of $581,435,000, cash and security investments of $163,167,000, net loans of $407,128,000, deposits of $517,209,000 and stockholder's equity of $51,936,000, at December 31, 2002.

The Bank provides a wide range of banking services to small and middle-market businesses and individuals. It conducts a personalized commercial and consumer banking business and attracts deposits from the areas served by its banking offices. The Bank also provides internet banking through its web site: www.intervestnatbank.com, which attracts deposit customers from within as well as outside its primary market areas. The deposits, together with funds derived from other sources, are used to originate a variety of real estate, commercial and consumer loans and to purchase investment securities. The Bank emphasizes multifamily residential and commercial real estate lending and also offers commercial and consumer loans.

The revenues of the Bank are primarily derived from interest and fees received from originating loans, and from interest and dividends earned on securities and other short-term investments. The principal sources of funds for the Bank's lending activities are deposits, repayment of loans, maturities and calls of securities and cash flow generated from operations. The Bank's principal expenses are interest paid on deposits and operating and general and administrative expenses.

Deposit flows and the rates paid thereon are influenced by interest rates on competing investments available to depositors and general market rates of interest. Lending activities are affected by the demand for real estate and other types of loans, interest rates at which such loans may be offered and other factors affecting the availability of funds to lend. The Bank faces strong competition in the attraction of deposits and in the origination of loans. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent permitted by law.

As is the case with banking institutions generally, the Bank's operations are significantly influenced by general economic conditions and by related monetary and fiscal policies of banking regulatory agencies, including the FRB and FDIC. The Bank is also subject to the supervision, regulation and examination of the Office of the Comptroller of the Currency of the United States of America (OCC).

Intervest Mortgage Corporation

Intervest Mortgage Corporation is located at 10 Rockefeller Plaza in New York City. It is in the business of investing primarily in commercial and multifamily real estate mortgage loans on income producing properties, such as office and commercial properties and multifamily residential apartment buildings. It also makes loans on other types of properties and may resell mortgages. Intervest Mortgage Corporation issues debentures to provide funding for its business.

At December 31, 2003, Intervest Mortgage Corporation had total assets of $119,578,000, cash and short-term investments of $25,801,000, net loans of $89,307,000, debentures and related interest payable of $99,402,000, and stockholder's equity of $18,173,000, compared to total assets of $97,311,000, cash and short-term investments of $19,946,000, net loans of $73,499,000, debentures and related interest payable of $84,751,000, and stockholder's equity of $11,413,000, at December 31, 2002.

Intervest Mortgage Corporation's operations are significantly influenced by the movement of interest rates and by general economic conditions, particularly those in the New York City metropolitan area where most of the properties that secure its mortgage loans are concentrated.

Intervest Securities Corporation

Intervest Securities Corporation is a broker/dealer and a NASD and SIPC member firm located at 10 Rockefeller Plaza, Suite 1015, in New York City. It participates as a selected dealer from time to time in offerings of debt securities of the Company, primarily those of Intervest Mortgage Corporation. On June 2, 2003, the Holding Company acquired all of the outstanding capital stock of Intervest Securities Corporation in exchange for 30,000 shares of its Class B common stock that was newly issued for this transaction. Intervest Securities Corporation's total assets consisted of approximately $218,000 of cash at the time of acquisition. Prior to the acquisition, Intervest Securities Corporation was an affiliated entity in that it was wholly owned by the spouse of the Chairman of the Holding Company. At December 31, 2003, Intervest Securities Corporation had total assets of $455,000 consisting of cash and its stockholder's equity amounted to $459,000.

Intervest Statutory Trust I and Intervest Statutory Trust II

Intervest Statutory Trust I was formed in December 2001 and Intervest Statutory Trust II was formed in September 2003. Each was formed for the sole purpose of issuing and administering $15,000,000 of Trust Preferred Securities for a total of $30,000,000. The Trusts do not conduct any trade or business. The Financial Accounting Standards Board has issued new accounting guidelines for special purpose entities, such as the Trusts, which will result in the deconsolidation of the Trusts from the Company's financials statements beginning in 2004. See note 1 to the consolidated financial statements in this report for a further discussion..

Market Area

The primary market area of the Bank's New York office is considered to be the New York City metropolitan region, and Manhattan in particular. The primary market area of the Bank's Florida offices is considered to be Pinellas County, which is the most populous county in the Tampa Bay area of Florida. The area has many more seasonal residents. The Tampa Bay area is located on the West Coast of Florida, midway up the Florida peninsula. The major cities in the area are Tampa (Hillsborough County) and St. Petersburg and Clearwater (Pinellas County). The Bank's deposit gathering and lending markets are concentrated in the communities surrounding its offices. Management believes that all the Bank's offices are located in areas serving small and mid-sized businesses and serving middle and upper income communities. The Bank's deposit-gathering market also includes its web site on the internet: www.intervestnatbank.com, which attracts deposit customers from both within and outside the Bank's primary market areas.

Intervest Mortgage Corporation's lending activities have been concentrated in the New York City metropolitan region. It also makes loans in other states, including Connecticut, Florida, Georgia, Maryland, New Jersey, North Carolina, Pennsylvania, Virginia and Washington D.C.

Competition

The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies, as well as an increasing level of interstate banking, have created a highly competitive environment for commercial banking. In one or more aspects of its business, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer services that the Bank does not currently provide. In addition, many of the Bank's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits.

Management believes a locally-based bank is often perceived by the local business community as possessing a clearer understanding of local commerce and their needs. Consequently, management believes that the Bank can compete successfully in its primary market areas by making prudent lending decisions quickly and more efficiently than its competitors, without compromising asset quality or profitability, although no assurances can be given that such factors will assure success. In addition, management believes a personalized service approach enables the Bank to attract and retain core deposits.

In making its investments, Intervest Mortgage Corporation also experiences significant competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, real estate investment trusts, limited partnerships and other lenders and investors engaged in purchasing mortgages or making real property investments with investment objectives similar in whole or part to its own. Most of these competitors also have significantly greater financial and marketing resources. An increase in the general availability of funds may increase competition in the making of investments in mortgages and real property, and may reduce the yields available therefrom.

Lending Activities

The Company's lending activities emphasize the origination of loans on commercial and multifamily real estate properties. Single-family residential mortgage lending has not been emphasized. The Bank also offers commercial and consumer loans. At December 31, 2003, the Company's loan portfolio, net of deferred fees, amounted to $671,125,000, compared to $489,912,000 at December 31, 2002.

The Bank's lending activities are conducted pursuant to written policies and defined lending limits. In originating loans, the Bank places emphasis on the borrower's ability to generate cash flow to support its debt obligations and other cash related expenses. Depending on their type and size, certain loans must be reviewed and approved by the Bank's Loan Committee comprised of certain members of the Board of Directors prior to being originated. As part of its written policies for real estate loans, loan-to-value ratios (the ratio that the original principal amount of the loan bears to the lower of the purchase price or appraised value of the property securing the loan at the time of origination) on new loans originated by the Bank typically do not exceed 80%, and debt service coverage ratios on new loans typically are not less than 1.2x.

Intervest Mortgage Corporation does not have formal policies regarding the percentage of its assets that may be invested in any single mortgage, the type of mortgage loans and investments it can make, the geographic location of properties collateralizing those mortgages or limits as to loan-to-value and debt service coverage ratios. It also does not have a Loan Committee or a formal loan approval process. Its real estate mortgage loans consist of first mortgage, junior mortgage and wraparound mortgage loans. Junior and wraparound mortgages normally have greater risks than first mortgages.

Real Estate Mortgage Lending

Nearly all of the Company's loan portfolio is comprised of loans secured by commercial and multifamily real estate, including rental and cooperative apartment buildings, office buildings, mix-used properties, shopping centers and vacant land.

Commercial and multifamily mortgage lending generally involves greater risk than 1-4 family residential lending. Such lending typically involves larger loan balances to single borrowers and repayment of loans secured by income producing properties is typically dependent upon the successful operation of the underlying real estate. From time to time, the Company may originate loans on vacant land.

Mortgage loans on commercial and multifamily properties are normally originated for terms of no more than 20 years, many with variable interest rates that are based on the prime rate. Additionally, many loans have an interest rate floor which resets upward along with any increase in the loan's interest rate. This feature reduces the loan's interest rate exposure to declining interest rates.

Mortgage loans on commercial and multifamily properties typically provide for periodic payments of interest and principal during the term of the mortgage, with the remaining principal balance and any accrued interest due at the maturity date. The majority of the mortgage loans originated by the Company provide for balloon payments at maturity, which means that a substantial part or the entire original principal amount is due in one lump sum payment at maturity. If the net revenue from the property is not sufficient to make all debt service payments due on the mortgage or, if at maturity or the due date of any balloon payment, the owner of the property fails to raise the funds (by refinancing, sale or otherwise) to make the lump sum payment, the Company could sustain a loss on its investment in the mortgage loan. The Company's mortgage loans are generally not personal obligations of the borrower and are not insured or guaranteed by governmental agencies.

Commercial Lending

The Bank offers a variety of commercial loan services including term loans, lines of credit and equipment financing. Short-to-medium term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital needs (including those secured by inventory, receivables and other assets), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. Commercial loans are typically underwritten on the basis of the borrower's ability to make repayment from the cash flow of their business and are generally collateralized as discussed above. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself.

Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

Consumer Lending

The Bank offers consumer loans including those for: the purchase of automobiles, recreation vehicles and boats; second mortgages; home improvements; home equity lines of credit; and personal loans (both collateralized and uncollateralized). Consumer loans typically have a shorter term and carry higher interest rates than other types of loans. In addition, consumer loans have additional risks of collectability when compared to traditional types of loans granted by commercial banks such as residential mortgage loans. In many instances, the Bank is required to rely on the borrower's ability to repay the loan from personal income sources, since the collateral may be of reduced value at the time of collection.

Loan Solicitation and Processing

Loan originations are derived from the following: advertising in newspapers and trade journals; referrals from mortgage brokers; existing customers and borrowers; walk-in customers; and through direct solicitation by the Company's officers.

The Company's underwriting procedures normally require the following: physical inspections by management of properties being considered for mortgage loans; mortgage title insurance; hazard insurance; and an appraisal of the property securing the loan to determine the property's adequacy as collateral performed by an appraiser approved by the Company. In addition, the Company analyzes relevant real property and financial factors, which in certain cases may include: the condition and use of the subject property; the property's income-producing capacity; and the quality, experience and creditworthiness of the property's owner. For commercial and consumer loans, upon receipt of a loan application from a prospective borrower, a credit report and other verifications are obtained to substantiate specific information relating to the applicant's employment income and credit standing.

Asset Quality

After a loan is originated, the Company makes ongoing reviews of loans so as to monitor documentation and valuations of collateral with the objective of quickly identifying, evaluating and initiating corrective actions for problem loans.

Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities. The Company's loan portfolio has historically been concentrated in commercial real estate and multifamily mortgage loans, which represented 97% of the total loan portfolio at December 31, 2003. The properties underlying the Company's mortgages are also concentrated in New York State (64%) and the State of Florida (28%). Many of the New York properties are located in New York City and are subject to rent control and rent stabilization laws, which limit the ability of the property owners to increase rents. Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas the properties are located, as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties. Additionally, terrorist acts, such as those that occurred on September 11, 2001, and armed conflicts, such as the recent Gulf War, may have an adverse impact on economic conditions.

At December 31, 2003, the Company had two real estate loans with an aggregate principal balance of $8,474,000 on nonaccrual status. These loans were considered impaired under the criteria of SFAS No.114. The Company's recorded investment in these loans totaled $8,499,000. The Company believes the estimated fair value of each of the underlying properties (which are located in New York City) is greater than its recorded investment. As a result, there was no specific valuation allowance maintained. During March 2004, the aforementioned loans were brought current and returned to an accrual status. At December 31, 2003 and 2002, there were no other loans classified as nonaccrual, impaired or ninety days past due and still accruing interest.

At year-end 2002, foreclosed real estate amounted to $1,081,000. and represented one commercial real estate property located in the State of Florida that was acquired by the Bank through foreclosure. In the second quarter of

2003, the property was sold for net proceeds of approximately $1,030,000 (consisting of cash, after selling costs, of $150,000 and a mortgage of $880,000 provided by the Bank).

From 1999 to 2003, the Company experienced only one loss from its lending activities amounting to $201,000, which related to the aforementioned foreclosed real estate and was comprised of a $150,000 loan chargeoff and a $51,000 loss from the sale of that property. There can be no assurance however, that a downturn in real estate values or local economic conditions, as well as other factors, would not have an adverse impact on the Company's asset quality and future level of nonperforming assets, chargeoffs and profitability.

Real Estate Investing Activities

The Company may periodically purchase equity interests in real property or it may acquire such an equity interest pursuant to a foreclosure upon a mortgage in the normal course of business. With respect to such equity interests in real estate, the Company may acquire and retain title to properties either directly or through a subsidiary. While no such transactions are presently pending, the Company would consider the expansion of its business through investments in or acquisitions of other companies engaged in real estate or mortgage business activities. While the Company has not previously made acquisitions of real property (other than purchases in connection with the operation of its offices or properties acquired through foreclosure), its management has had substantial experience in the acquisition and management of properties.

Investment Activities

The Company's investment policy is designed to provide and maintain liquidity, without incurring undue interest and credit risk. The Company has historically purchased securities that are issued directly by the U.S. government or one of its agencies which have a significantly lower credit risk than the Company's loan portfolio. To manage interest rate risk, the Company normally purchases securities that have adjustable rates or securities with fixed rates that have short- to intermediate-maturity terms. From time to time, a securities available-for-sale portfolio may be maintained to provide additional flexibility for implementing asset and liability management strategies. The Company does not engage in trading activities. Securities held to maturity totaled $152,823,000 at December 31, 2003, compared to $145,694,000 at December 31, 2002. There were no securities classified as available for sale at December 31, 2003 or 2002.

The Company also invests in various money market instruments (including overnight and term federal funds, short-term bank commercial paper and certificate of deposits) to temporarily invest funds resulting from deposit-gathering activities, normal cash flow from operations and sales of debentures. Cash and short-term investments at December 31, 2003 amounted to $64,128,000, compared to $30,849,000 at December 31, 2002.

Sources of Funds

The Bank's primary sources of funds consist of the following: retail deposits obtained through its branch offices and through the mail; amortization, satisfactions and repayments of loans; maturities and calls of securities; and cash generated by operating activities. In addition, the Bank has from time to time received capital contributions from the Holding Company.

Deposit accounts are solicited from individuals, small businesses and professional firms located throughout the Bank's primary market areas through the offering of a broad variety of deposit services. The Bank also uses its web site on the internet: www.intervestnatbank.com, which attracts deposit customers from both within and outside its primary market areas. At December 31, 2003, consolidated deposit liabilities totaled $675,513,000, compared to $505,958,000 at December 31, 2002.

Deposit services include the following: certificates of deposit (including denominations of $100,000 or more); individual retirement accounts (IRAs); other time deposits; checking and other demand deposit accounts; negotiable order of withdrawal (NOW) accounts; savings accounts; and money market accounts. Interest rates offered by the Bank on deposit accounts are normally competitive with those in the principal market areas of the Bank. In addition, the determination of rates and terms also considers the Bank's liquidity requirements, loan demand, growth goals, capital levels and federal regulations. Maturity terms, service fees and withdrawal penalties on deposit products are reviewed and established by the Bank on a periodic basis.

The Bank offers internet banking services, ATM services with access to local, state and national networks, wire transfers, direct deposit of payroll and social security checks and automated drafts for various accounts. In addition, the Bank offers safe deposit boxes to its customers in Florida. The Bank periodically reviews the scope of the banking products and services it offers consistent with market opportunities and available resources.

The Bank purchases federal funds from time to time to manage its liquidity needs. The Bank has agreements with correspondent banks whereby it may borrow on an overnight, unsecured basis of up to $16,000,000. As a member of the FHLB and the FRB, the Bank can borrow from these institutions on a secured basis that amounted to approximately $145,000,000 at December 31, 2003. At December 31, 2003 and 2002, there were no outstanding borrowings under any of these lines and such funding has not been emphasized to date.

Intervest Mortgage Corporation's principal sources of funds consist of borrowings (through the issuance of its debentures), mortgage repayments and cash flow generated from operations. From time to time, it has received capital contributions from the Holding Company. At December 31, 2003, Intervest Mortgage Corporation had debentures outstanding of $87,350,000, compared to $74,000,000 at December 31, 2002.

The Holding Company has also issued debentures for working capital purposes. The Holding Company's debentures outstanding totaled $7,340,000 at December 31, 2003, compared to $10,430,000 December 31, 2002. In addition, the Holding Company, through its wholly owned subsidiaries Intervest Statutory Trust I and Intervest Statutory Trust II, has issued Trust Preferred Securities (Capital Securities) totaling $30,000,000 to date.

Employees

At December 31, 2003, the Company employed 61 full-time equivalent employees, compared to 57 at year-end 2002. The Company provides various benefit plans, including group life, health and a 401(k) Plan. The employees are not covered by a collective bargaining agreement and the Company believes employee relations are good.

Federal and State Taxation

The Company and its subsidiaries file a consolidated federal income tax return and combined state and city income tax returns in New York. The Company also files a franchise tax return in Delaware. The Bank files a state income tax return in Florida. All the returns are filed on a calendar year basis.

Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur. In accordance with an income tax sharing agreement, income tax charges or credits are, for financial reporting purposes, allocated to the Holding Company and its subsidiaries on the basis of their respective taxable income or taxable loss included in the consolidated income tax return.

Banks and bank holding companies are subject to federal and state income taxes in the same manner as other corporations. Florida taxes banks under the same provisions as other corporations, while New York State and New York City taxable income is calculated under applicable sections of the Internal Revenue Code of 1986, as amended (the "Code"), with some modifications required by state law.

Although the Bank's federal income tax liability is determined under provisions of the Code, which is applicable to all taxpayers, Sections 581 through 597 of the Code apply specifically to financial institutions. The two primary areas in which the treatment of financial institutions differs from the treatment of other corporations under the Code are in the areas of bond gains and losses and bad debt deductions. Bond gains and losses generated from the sale or exchange of portfolio instruments are generally treated for financial institutions as ordinary gains and losses as opposed to capital gains and losses for other corporations, as the Code considers bond portfolios held by banks to be inventory in a trade or business rather than capital assets. Banks are allowed a statutory method for calculating a reserve for bad debt deductions. Based on its asset size, a bank is permitted to maintain a bad debt reserve calculated on an experience method, based on chargeoffs and recoveries for the current and preceding five years, or a "grandfathered" base year reserve, if larger. In 2002, due to its asset size, the Bank no longer qualified for this method and began using the direct write-off method in computing its bad debt deduction for tax purposes.

Investment in Subsidiaries

The following table provides information regarding the Holding Company's subsidiaries:

($ in thousands)	At December 31, 2003			Subsidiaries Earnings (loss) for the Year Ended December 31,		
Subsidiary	% of Voting Stock	Total Investment	Equity in Underlying Net Assets	2003	2002	2001
Intervest National Bank	100%	$73,907	$73,907	$8,667	$6,459	$3,404
Intervest Mortgage Corporation	100%	$18,173	$18,173	$1,759	$1,567	$ 577
Intervest Securities Corporation	100%	$ 459	$ 459	$ (6)	$ -	$ -
Intervest Statutory Trust I	100%	$ 464	$ 464	$ -	$ -	$ -
Intervest Statutory Trust II	100%	$ 464	$ 464	$ -	$ -	$ -

The Bank pays a monthly dividend to the Holding Company in order to provide funds for the debt service on the Capital Securities, the proceeds of which were contributed to the Bank as capital. Such dividends paid in 2003, 2002 and 2001 to the Holding Company amounted to $1,695,000, $1,500,000 and $125,000, respectively.

Supervision and Regulation

Bank holding companies and banks are extensively regulated under both federal and state laws and regulations that are intended to protect depositors. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Holding Company and its subsidiaries.

Bank Holding Company Regulation

As a financial holding company registered under the Bank Holding Company Act of 1956 (BHCA), the Holding Company is subject to the regulation and supervision of the FRB, and is required to file with the FRB periodic reports and other information regarding its business operations and those of its subsidiaries.

The Holding Company is required to obtain the prior approval of the FRB before acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or bank holding company. The FRB will not approve any acquisition, merger or consolidation that would have a substantial anti-competitive result, unless the anti-competitive effects of the proposed transaction are outweighed by a greater public interest in meeting the needs and convenience of the public. The FRB also considers managerial, capital and other financial factors in acting on acquisition or merger applications. A bank holding company may not engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in any non-banking activity, unless such activity has been determined by the FRB to be closely related to banking or managing banks. The FRB has identified by regulation various non-banking activities in which a bank holding company may engage with notice to, or prior approval by, the FRB.

The FRB monitors the capital adequacy of bank holding companies and uses risk-based capital adequacy guidelines to evaluate bank holding companies on a consolidated basis. The guidelines require a ratio of Tier 1 or Core Capital, as defined in the guidelines, to total risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. At December 31, 2003, the Company's consolidated ratio of total capital to risk-weighted assets was 14.84% and its risk-based Tier 1 capital ratio was 13.28%. At December 31, 2002, the same ratios were 13.06% and 12.21%, respectively. The guidelines also require a ratio of Tier 1 capital to adjusted total average assets of not less than 3%. The Company's consolidated leverage ratio at December 31, 2003 and 2002, was 11.31% and 9.88%, respectively.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the FRB provide that concentration of credit risk and certain risk arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

The FRB and the other federal banking agencies have adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agency's determination of a banking institution's capital adequacy. The amendments require such institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk.

Bank Regulation

The Bank is a nationally chartered banking corporation subject to supervision, examination and regulation of the FRB, FDIC and OCC. These regulators have the power to: enjoin "unsafe or unsound practices;" require affirmative action to correct any conditions resulting from any violation or practice; issue an administrative order that can be judicially enforced; direct an increase in capital; restrict the growth of a bank; assess civil monetary penalties; and remove officers and directors.

The operations of the Bank are subject to numerous statutes and regulations. Such statutes and regulations relate to required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches, and other aspects of the Bank's operations. Various consumer laws and regulations also affect the operations of the Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit, and fair credit reporting.

The Bank is subject to Sections 23A and 23B of the Federal Reserve Act and Regulation W thereunder, which govern certain transactions, such as loans, extensions of credit, investments and purchases of assets between member banks and their affiliates, including their parent holding companies. These restrictions limit the transfer of funds to the Holding Company in the form of loans, extensions of credit, investment or purchases of assets ("Transfers"), and they require that the Bank's transactions with the Holding Company be on terms no less favorable to the Bank than comparable transactions between the Bank and unrelated third parties. Transfers by the Bank to the Holding Company are limited in amount to 10% of the Bank's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of the Bank's capital and surplus. Furthermore, such loans and extensions of credit are also subject to various collateral requirements. These regulations and restrictions may limit the Holding Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions, and the payment of dividends, interest and operating expenses.

The Bank is prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from the Bank or the Holding Company, and may not require the customer to promise not to obtain other services from a competitor as a condition to an extension of credit. The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for, comparable transactions with persons not covered above and who are not employees and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to such persons beyond limits set by FRB regulations must be approved by the Board of Directors. The Bank is also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition of a cease and desist order.

Applicable law provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of those powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Under federal regulations, a bank is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" bank is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater, and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMELS rating of 1). A bank is considered (a) "undercapitalized " if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier 1 risk-based capitalized ratio of less than 4%, or (iii) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMELS rating of 1); (b) "significantly undercapitalized" if a bank has (i) a total risk-based capital ratio of less than 6%, (ii) a Tier 1 risk-based capital ratio of less than 3% or (iii) a leverage ratio of less than 3%, and (c) "critically undercapitalized" if a bank has a ratio of tangible equity to total assets equal to or less than 2%. At December 31, 2003 and 2002, the Bank met the definition of a well-capitalized institution.

The deposits of the Bank are insured by the FDIC through the Bank Insurance Fund (the "BIF") to the extent provided by law. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and $0.27 per $100 of eligible deposits, depending upon the institutions capital position and other supervisory factors. Legislation also provides for assessments against BIF insured institutions that will be used to pay certain financing corporation ("FICO") obligations. In addition to any BIF insurance assessments, BIF-insured banks are expected to make payments for the FICO obligations currently equal to an estimated $0.0152 per $100 of eligible deposits each year. The assessment is determined quarterly.

Regulations promulgated by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("1991 Banking Law") place limitations on the ability of certain insured depository institutions to accept, renew or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other depository institutions having the same type of charter in such depository institutions normal market area. Under these regulations, well-capitalized institutions may accept, renew or rollover such deposits without restriction, while adequately capitalized institutions may accept, renew or rollover such deposits with a waiver from the FDIC (subject to certain restrictions on payment of rates). Undercapitalized institutions may not accept, renew or rollover such deposits.

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of Default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. The Federal Community Reinvestment Act of 1977 ("CRA"), among other things, allows regulators to withhold approval of an acquisition or the establishment of a branch unless the applicant has performed satisfactorily under the CRA. Satisfactory performance means adequately meeting the credit needs of the communities the institution serves, including low and moderate income areas. The applicable federal regulators now regularly conduct CRA examinations to assess the performance of financial institutions. The Bank has received an "outstanding" rating in its most recent CRA examination.

The federal regulators have adopted regulations and examination procedures promoting the safety and soundness of individual institutions by specifically addressing, among other things: (i) internal controls; information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth; (vi) ratio of classified assets to capital; (vii) minimum earnings; and (viii) compensation and benefits standards for management officials.

The FRB, OCC and other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, and impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Holding Company or its banking subsidiary, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially civil monetary penalties.

Interstate Banking and Other Recent Legislation

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitates the interstate expansion and consolidation of banking organizations by permitting bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state. The Act also permits interstate mergers of banks, with some limitations and the establishment of new branches on an interstate basis provided that such action is authorized by the law of the host state. The Gramm-Leach-Bliley Act of 1999 permits banks, securities firms and insurance companies to affiliate under a common holding company structure. In addition to allowing new forms of financial services combinations, this Act clarifies how financial services conglomerates will be regulated by the different federal and state regulators. The Gramm-Leach-Bliley Act amended the BHCA and expanded the permissible activities of certain qualifying bank holding companies, known as financial holding companies. In addition to engaging in banking and activities closely related to banking, as determined by the FRB by regulation or order, financial holding companies may engage in activities that are financial in nature or incidental to financial activities that are complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Under the Gramm-Leach-Bliley Act, all financial institutions, including the Company and the Bank, were required to develop privacy policies, restrict the sharing of non-public customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect customer data from unauthorized access.

Under the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001 (adopted as Title III of the USA PATRIOT Act), all financial institutions are subject to additional requirements to collect customer information, monitor transactions and report certain information to U.S. law enforcement agencies concerning customers and their transactions. In general, accounts maintained by or on behalf of "non-United States persons," as defined in the Act, are subject to particular scrutiny. Correspondent accounts for or on behalf of foreign banks with profiles that raise money-laundering concerns are subject to even greater scrutiny, and correspondent accounts for or on behalf of foreign banks with no physical presence in any country are barred altogether. Additional requirements are imposed by this Act on financial institutions, all with a view towards encouraging information sharing among financial institutions, regulators and law enforcement agencies. Financial institutions are also required to adopt and implement "anti-money-laundering programs."

On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 implementing legislative reforms intended to address corporate and accounting fraud. In addition to establishing a new accounting oversight board, which will enforce auditing, quality control and independence standards, the bill restricts provision of both auditing and consulting services by accounting firms. To ensure auditor independence, any non-audit services being provided to an audit client will require pre-approval by the company's audit committee. In addition, audit partners must be rotated. The Act requires chief executive and chief financial officers, or their equivalent, to certify to the accuracy of reports filed with the SEC, subject to civil and criminal penalties. In addition, under the Act, legal counsel will be required to report evidence of material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer and, if such officer does not appropriately respond, to report such evidence to the audit committee of the board or the board itself. Executives are also prohibited from trading during retirement plan "blackout" periods, and loans to executives are restricted. The Act accelerates the time frame for disclosures by public companies and directors and executive officers must also provide information for most changes in ownership of company securities within two business days of the change. The Act also prohibits any officer or director or any other person other their direction from taking any action to fraudulently induce, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of the company's financial statements for the purpose of rendering the financial statement's materially misleading. The

Act also required the SEC to prescribe rules requiring the inclusion of an internal report and assessment by management in the annual report to shareholders.

Additional legislative and regulatory proposals have been made and others can be expected. These include proposals designed to improve the overall the financial stability of the United States banking system, and to provide for other changes in the bank regulatory structure, including proposals to reduce regulatory burdens on banking organizations and to expand the nature of products and services banks and bank holding companies may offer. It is not possible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on the Company.

Monetary Policy and Economic Control

The commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of these agencies are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of the Company cannot be predicted.

Non-Bank Subsidiaries

The Company's non-banking subsidiary, Intervest Mortgage Corporation, is also subject to regulation by the FRB. Intervest Securities Corporation is regulated by the Securities and Exchange Commission, or "SEC", the National Association of Securities Dealers, Inc., or "NASD," and state securities regulators.

Item 2. Properties

The office of the Holding Company, Intervest Mortgage Corporation and Intervest Securities Corporation is located in leased premises (of approximately 5,000 sq. ft.) on the tenth floor of 10 Rockefeller Plaza, New York, N.Y, 10020. The lease expires in September 2004. The Bank's headquarters and banking office is located in leased premises on the third floor of One Rockefeller Plaza, New York, N.Y, 10020. The office consists of approximately 7,000 sq. ft. and the lease expires in May 2008.

In October 2003, the Holding Company entered into a new lease for the entire fourth floor (consisting of approximately 21,400 square feet) of One Rockefeller Plaza, New York, N.Y, 10020 through March 2014. The Holding Company, the Bank's headquarters and banking office, Intervest Mortgage Corporation and Intervest Securities Corporation will be moving from their present locations to the fourth floor upon completion of renovations, with the Bank expected to occupy one-half of this space. Upon relocation, the Bank's current lease of the third floor of One Rockefeller Plaza will be canceled, while the current lease for the tenth floor of 10 Rockefeller plaza will continue to run until it expires in September 2004, or earlier if such space is rented by the landlord prior thereto. All the leases contain operating escalation clauses related to taxes and operating costs based upon various criteria and are accounted for as operating leases.

The Bank's principal office in Florida is located at 625 Court Street, Clearwater, Florida, 33756. In addition, the Bank operates four other branch offices; three of which are in Clearwater, Florida, at 1875 Belcher Road North, 2175 Nursery Road and 2575 Ulmerton Road, and one is at 6750 Gulfport Blvd, South Pasadena, Florida. With the exception of the Belcher Road office, which is leased through June 2007, the Bank owns all its offices in Florida.

The Bank's office at 625 Court Street consists of a two-story building containing approximately 22,000 sq. ft. The Bank occupies the ground floor (approximately 8,500 sq. ft.) and leases the 2nd floor to a single commercial tenant. The branch office at 1875 Belcher Road is a two-story building in which the Bank leases approximately 5,100 sq. ft. on the ground floor. The branch office at 2175 Nursery Road is a one-story building containing approximately 2,700 sq. ft., which is entirely occupied by the Bank. The branch office at 2575 Ulmerton Road is a three-story building containing approximately 17,000 sq. ft. The Bank occupies the ground floor (approximately 2,500 sq. ft.) and leases the upper floors to commercial tenants. The branch office at 6750 Gulfport Blvd. is a one-story building containing approximately 2,800 sq. ft., which is entirely occupied by the Bank. In addition, each of the Bank's Florida offices include drive-through teller facilities. The Bank also owns a two-story building located on property contiguous to its Court Street office in Florida. The building contains approximately 12,000 sq. ft. and is leased to commercial tenants. The Bank also owns property across from its Court Street branch office in Florida. which consists of an office building that contains approximately 1,400 sq.ft. that is leased to one commercial tenant. This property provides additional parking for the Court Street branch.

Item 3. Legal Proceedings

The Company is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as foreclosure proceedings. Management does not believe that there is any pending or threatened proceeding against the Company, which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year ended December 31, 2003, to a vote of security holders of the Company, through the solicitation of proxies or otherwise.

Item 4A. Executive Officers and Other Key Employees

Jerome Dansker, age 85, serves as Chairman of the Board of Directors and Executive Vice President of Intervest Bancshares Corporation since 1996 and 1994, respectively. Mr. Dansker received a Bachelor of Science degree from the New York University School of Commerce, Accounts and Finance, a Law degree from the New York University School of Law, and is admitted to practice as an attorney in the State of New York. Mr. Dansker also serves as Chairman of the Board of Directors and Loan Committee of Intervest National Bank, Chairman of the Board of Directors and Executive Vice President of Intervest Mortgage Corporation, and Chairman of the Board of Directors of Intervest Securities Corporation.

Lowell S. Dansker, age 53, serves as Vice Chairman of the Board of Directors, and as President and Treasurer of Intervest Bancshares Corporation since October 2003 and 1993, respectively. Mr. Dansker received a Bachelor of Science in Business Administration from Babson College, a Law degree from the University of Akron School of Law, and is admitted to practice as an attorney in New York, Ohio, Florida and the District of Columbia. Mr. Dansker also serves as Vice Chairman of the Board of Directors, Chief Executive Officer and a member of the Loan Committee of Intervest National Bank, Vice Chairman of the Board of Directors, President and Treasurer of Intervest Mortgage Corporation, and Vice Chairman of the Board of Directors and Chief Executive Officer of Intervest Securities Corporation.

Lawrence G. Bergman, age 59, serves as a Director, Vice President and Secretary of Intervest Bancshares Corporation since 1993. Mr. Bergman received a Bachelor of Science degree and a Master of Engineering (Electrical) degree from Cornell University and a Master of Science in Engineering and a Ph.D. degree from The Johns Hopkins University. Mr. Bergman also serves as a Director and a member of the Loan Committee of Intervest National Bank, Director, Vice-President and Secretary of Intervest Mortgage Corporation, and Director and Vice-President of Intervest Securities Corporation.

Keith A. Olsen, age 50, serves as President of the Florida Division and as a Director of Intervest National Bank and has served in such capacities since July 2001. Prior to that, Mr. Olsen was the President of Intervest Bank from 1994 until it merged into Intervest National Bank in July 2001. Prior to that, he was Senior Vice President of Intervest Bank since 1991. Mr. Olsen received an Associates degree from St. Petersburg Junior College and a Bachelors degree in Business Administration and Finance from the University of Florida, Gainesville. He is also a graduate of the Florida School of Banking of the University of Florida, Gainesville, the National School of Real Estate Finance of Ohio State University and the Graduate School of Banking of the South of Louisiana State

University. Mr. Olsen has been in banking for more than 15 years and has served as a senior bank officer for more than 10 years.

Raymond C. Sullivan, age 57, serves as President and as a Director of Intervest National Bank and has served in such capacities since April 1999. Prior to that, Mr. Sullivan was an employee of Intervest Bancshares Corporation from March 1998 to March 1999. Mr. Sullivan received an MBA degree from Fordham University, an M.S. degree from City College of New York and a B.A. degree from St. Francis College. Mr. Sullivan also has a Certificate in Advanced Graduate Study in Accounting from Pace University and is a graduate of the National School of Finance and Management. Mr. Sullivan has over 27 years of banking experience. Prior to joining the Company, Mr. Sullivan was the Operations Manager of the New York Agency Office of Banco Mercantile, C.A. from 1994 to 1997, a Senior Associate at LoBue Associates, Inc. from 1992 to 1993, and an Executive Vice President, Chief Operations Officer and Director of Central Federal Savings Bank from 1985 to 1992.

John J. Arvonio, age 41, serves as Senior Vice President, Chief Financial Officer and Secretary of Intervest National Bank and has served in such capacities since September 2000. Prior to that, Mr. Arvonio served as Vice President, Controller and Secretary of Intervest National Bank since April 1999 and as an employee of Intervest Bancshares Corporation from April 1998 to March 1999. Mr. Arvonio also is a registered representative of Intervest Securities Corporation since December 2003. Mr. Arvonio received a B.B.A. degree from Iona College and is a Certified Public Accountant. Mr. Arvonio has over 15 years of banking experience. Prior to joining the Company, Mr. Arvonio served as Second Vice President, Technical Advisor and Assistant Controller for The Greater New York Savings Bank from 1992 to 1997. Prior to that, Mr. Arvonio was a Manager of Financial Reporting for the Leasing and Investment Banking Divisions of Citibank from 1989 to 1992, and a Senior Auditor for Ernst & Young from 1985 to 1989.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Securities

The Holding Company's Class A common stock is quoted on the NASDAQ SmallCap Market under the symbol: IBCA. There is no public-trading market for the Holding Company's Class B common stock. At December 31, 2003, there were 5,603,377 and 385,000 shares of Class A and Class B common stock outstanding, respectively. At December 31, 2003, there were approximately 1,200 holders of record of the Class A common stock, which includes persons or entities that hold their stock in nominee form or in street name through various brokerage firms. At December 31, 2003, there were five holders of record of Class B common stock.

The high and low sales prices, which represent actual sales transactions as reported by the NASDAQ, for the Class A common stock by calendar quarter for 2003 and 2002 are as follows:

	2003		2002	
	High	Low	High	Low
First quarter	$11.48	$10.05	$ 9.99	$ 7.20
Second quarter	$12.77	$10.38	$11.05	$ 8.79
Third quarter	$13.75	$12.05	$11.50	$ 7.46
Fourth quarter	$15.48	$12.86	$11.25	$ 8.99

Dividends

Class A and Class B common stockholders are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available for such purposes. The Holding Company has not paid any dividends on its capital stock and currently is not contemplating the payment of a dividend.

The Holding Company's ability to pay dividends is generally limited to earnings from the prior year, although retained earnings and dividends from its subsidiaries may also be used to pay dividends under certain circumstances. The primary source of funds for dividends payable by the Holding Company to its shareholders is the dividends received from its subsidiaries. The payment of dividends by a subsidiary to the Holding Company is determined by the subsidiary's Board of Directors and is dependent upon a number of factors, including the subsidiary's capital requirements, regulatory limitations, results of operations and financial condition.

There are also various legal limitations with respect to the Bank supplying funds to the Holding Company. In particular, under federal banking law, the Bank may not declare a dividend that exceeds undivided profits. In addition, the approval of the FRB and OCC is required if the total amount of all dividends declared in any calendar year exceeds the Bank's net profits for that year, combined with its retained net profits for the preceding two years. The FRB also has the authority to limit further the payment of dividends by the Bank under certain circumstances. In addition, federal banking laws prohibit or restrict the Bank from extending credit to the Holding Company under certain circumstances. The FRB and OCC have established certain financial and capital requirements that affect the ability of banks to pay dividends and also have the general authority to prohibit banks from engaging in unsafe or unsound practices in conducting business. Depending upon the financial condition of the Bank, the payment of cash dividends could be deemed to constitute such an unsafe or unsound practice.

Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support each such bank. Consistent with this policy, the FRB has stated that, as a matter of prudent banking, a bank holding company generally should not pay cash dividends unless the available net earnings of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with a holding company's capital needs, asset quality and overall financial condition.

Item 6. Selected Consolidated Financial and Other Data

($ in thousands, except per share data)	At or For The Year Ended December 31, 2003	2002	2001	2000	1999
Financial Condition Data:					
Total assets	$910,595	$685,979	$512,622	$416,927	$340,481
Cash and cash equivalents	$ 64,128	$ 30,849	$ 24,409	$ 42,938	$ 32,095
Securities available for sale	$ -	$ -	$ 6,192	$ 74,789	$ -
Securities held to maturity, net	$152,823	$145,694	$ 99,157	$ 20,970	$ 83,132
Loans receivable, net of deferred fees	$671,125	$489,912	$368,526	$266,326	$212,937
Deposits	$675,513	$505,958	$362,437	$300,241	$201,080
Borrowed funds and related accrued interest payable	$139,455	$113,568	$ 99,910	$ 72,813	$ 99,377
Stockholders' equity	$ 75,385	$ 53,126	$ 40,395	$ 36,228	$ 33,604
Nonaccrual loans	$ 8,474	$ -	$ 1,243	$ -	$ -
Foreclosed real estate	$ -	$ 1,081	$ -	$ -	$ -
Allowance for loan losses	$ 6,580	$ 4,611	$ 3,380	$ 2,768	$ 2,493
Loan chargeoffs	$ -	$ 150	$ -	$ -	$ -
Loan recoveries	$ -	$ 107	$ -	$ -	$ 1
Operations Data:					
Interest and dividend income	$ 50,464	$ 43,479	$ 35,462	$ 31,908	$ 25,501
Interest expense	28,564	26,325	24,714	23,325	18,419
Net interest and dividend income	21,900	17,154	10,748	8,583	7,082
Provision for loan losses	1,969	1,274	612	275	830
Net interest and dividend income after provision for loan losses	19,931	15,880	10,136	8,308	6,252
Noninterest income	3,321	2,218	1,655	983	900
Noninterest expenses	7,259	6,479	5,303	4,568	4,059
Earnings before income taxes, extraordinary item and change in accounting principle	15,993	11,619	6,488	4,723	3,093
Provision for income taxes	6,873	4,713	2,710	1,909	1,198
Earnings before extraordinary item and change in accounting principle	9,120	6,906	3,778	2,814	1,895
Extraordinary item, net of tax (1)	-	-	-	(206)	-
Cumulative effect of accounting change, net of tax (2)	-	-	-	-	(128)
Net earnings	$ 9,120	$ 6,906	$ 3,778	$ 2,608	$ 1,767
Per Common Share Data (3):					
Basic earnings per share	$ 1.85	$ 1.71	$ 0.97	$ 0.67	$ 0.47
Diluted earnings per share	$ 1.53	$ 1.37	$ 0.97	$ 0.67	$ 0.44
Book value per share	$ 12.59	$ 11.30	$ 10.36	$ 9.29	$ 8.76
Market price per share	$ 14.65	$ 10.80	$ 7.40	$ 3.75	$ 6.25
Other Data and Ratios:					
Common shares outstanding	5,988,377	4,703,087	3,899,629	3,899,629	3,836,879
Average common shares used to calculate:					
Basic earnings per share	4,938,995	4,043,619	3,899,629	3,884,560	3,760,293
Diluted earnings per share	6,257,720	5,348,121	3,899,629	3,884,560	4,020,118
Adjusted net earnings for diluted earnings per share	$9,572	$7,342	$3,778	$2,608	$1,767
Full-service banking offices	6	6	6	6	6
Net interest margin	2.90%	2.88%	2.47%	2.34%	2.38%
Return on average assets	1.19%	1.13%	0.85%	0.69%	0.57%
Return on average equity	15.34%	15.56%	9.94%	7.48%	5.48%
Loans, net of unearned income to deposits	99.35%	96.83%	101.7%	88.70%	105.90%
Allowance for loan losses to total net loans	0.98%	0.94%	0.92%	1.04%	1.17%
Average stockholders' equity to average total assets	7.74%	7.27%	8.50%	9.18%	10.37%
Stockholders' equity to total assets	8.28%	7.74%	7.88%	8.69%	9.87%

(1) Represents a charge, net of taxes, from the early retirement of debentures.
(2) Represents a charge, net of taxes, from the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."
(3) The Company has never paid common dividends.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Management's discussion and analysis of financial condition and results of operations that follows should be read in conjunction with the consolidated financial statements and notes thereto included in this report on Form 10-K.

Intervest Bancshares Corporation has five wholly owned subsidiaries - Intervest National Bank, Intervest Mortgage Corporation, Intervest Securities Corporation, Intervest Statutory Trust I and Intervest Statutory Trust II (hereafter referred to collectively as the "Company" on a consolidated basis). Intervest Bancshares Corporation and Intervest National Bank may be referred to individually as the "Holding Company" and the "Bank," respectively.

The Company's profitability depends primarily on its net interest income, which is the difference between interest income generated from its interest-earning assets and the interest expense incurred on its interest-bearing liabilities. Net interest income is dependent upon the interest-rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows and loan demand.

The Company's profitability is also affected by the level of its noninterest income and expenses, provision for loan losses and income tax expense. Noninterest income consists mostly of loan and other banking fees as well as income from loan prepayments. The amount and timing of, as well as income from, loan prepayments, if any, cannot be predicted and can fluctuate significantly. Normally, the number of instances of prepayment of mortgage loans tends to increase during periods of declining interest rates and tends to decrease during periods of increasing interest rates. Many of the Company's mortgage loans include prepayment provisions, and others prohibit prepayment of indebtedness entirely. Noninterest expense consists of compensation and benefits expense, occupancy and equipment expenses, data processing expenses, advertising expense, professional fees, insurance expense and other operating expenses.

The Company's profitability is significantly affected by general economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities. The Company's loan portfolio has historically been concentrated in commercial real estate and multifamily mortgage loans, which represented 97% of the total loan portfolio at December 31, 2003. The properties underlying the Company's mortgages are also concentrated in New York State (64%) and the State of Florida (28%). Many of the New York properties are located in New York City and are subject to rent control and rent stabilization laws, which limit the ability of the property owners to increase rents. Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas the properties are located, as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties. Additionally, terrorist acts, such as those that occurred on September 11, 2001, and armed conflicts, such as the recent Gulf War, may have an adverse impact on economic conditions.

The Company has also previously announced that it intends to explore further growth through the acquisition of other banks or thrifts with operations compatible with its own and with a view towards consolidating selected lines of business, operations and support functions in order to achieve economies of scale, greater efficiency and operational consistency. The Company anticipates that any such banks/thrifts would be located in the Eastern United States. The Company has not entered into any agreements or identified any institutions for acquisition and there can be no assurances that any such acquisitions will be successfully completed.

Comparison of Financial Condition at December 31, 2003 and December 31, 2002.

Overview

Total assets at December 31, 2003 increased to $910,595,000, from $685,979,000 at December 31, 2002. Total liabilities at December 31, 2003 increased to $835,210,000, from $632,853,000 at December 31, 2002, and stockholders' equity increased to $75,385,000 at December 31, 2003, from $53,126,000 at year-end 2002. Book value per common share increased to $12.59 per share at December 31, 2003, from $11.30 at December 31, 2002.

Selected balance sheet information as of December 31, 2003 follows:

($ in thousands)	Holding Company	Intervest National Bank	Intervest Mortgage Corp	Intervest Statutory Trusts	Intervest Securities Corp	Inter-Company Amts (1)	Combined
Cash and cash equivalents	$ 2,968	$ 56,395	$ 25,801	$ -	$455	$ (21,491)	$ 64,128
Security investments	-	155,898	-	30,928	-	(30,928)	155,898
Loans receivable, net of deferred fees	15,592	566,226	89,307	-	-	-	671,125
Allowance for loan losses	(78)	(6,310)	(192)	-	-	-	(6,580)
Investment in subsidiaries	93,467	-	-	-	-	(93,467)	-
All other assets	4,235	17,358	4,662	100	-	(331)	26,024
Total assets	$116,184	$789,567	$119,578	$31,028	$455	$(146,217)	$910,595
Deposits	$ -	$697,279	$ -	$ -	$ -	$ (21,766)	$675,513
Borrowed funds and interest payable	40,729	255	99,402	30,097	-	(31,028)	139,455
All other liabilities	70	18,126	2,003	3	(4)	44	20,242
Total liabilities	40,799	715,660	101,405	30,100	(4)	(52,750)	835,210
Stockholders' equity	75,385	73,907	18,173	928	459	(93,467)	75,385
Total liabilities and stockholders' equity	$116,184	$789,567	$119,578	$31,028	$455	$(146,217)	$910,595

(1) All significant intercompany balances and transactions are eliminated in consolidation. Such amounts arise largely from intercompany deposit accounts, investments and borrowed funds

A comparison of the Company's consolidated balance sheet as of December 31, 2003 and 2002 follows:

	At December 31, 2003		At December 31, 2002	
($ in thousands)	Carrying Value	% of Total Assets	Carrying Value	% of Total Assets
Cash, cash equivalents and time deposits with banks	$ 64,128	7.0%	$ 32,849	4.8%
Security investments	155,898	17.1	146,802	21.4
Loans receivable, net of deferred fees and loan loss allowance	664,545	73.0	485,301	70.7
All other assets	26,024	2.9	21,027	3.1
Total assets	$910,595	100.0%	$685,979	100.0%
Deposits	$675,513	74.2%	$505,958	73.8%
Borrowed funds and interest payable	139,455	15.3	113,568	16.6
All other liabilities	20,242	2.2	13,327	1.9
Total liabilities	835,210	91.7	632,853	92.3
Stockholders' equity	75,385	8.3	53,126	7.7
Total liabilities and stockholders' equity	$910,595	100.0%	$685,979	100.0%

Cash and Cash Equivalents and Time Deposits with Banks

Cash and cash equivalents increased to $64,128,000 at December 31, 2003, from $30,849,000 at December 31, 2002, primarily due to a higher level of overnight federal fund investments The increase reflected the temporary investment of deposit inflows during December 2003. A significant portion of these funds is expected to fund new loans. Time deposits (greater than 3 month maturities) with banks amounted to $2,000,000 at December 31, 2002, compared to none outstanding at year-end 2003 due to the maturity of the deposit during 2003.

Cash and cash equivalents include federal funds sold and interest-bearing and noninterest-bearing cash balances with banks, and other short-term investments that have original maturities of three months or less. The short-term investments are normally comprised of commercial paper issued by large commercial banks, certificates of deposit and U.S. government securities. The level of cash and cash equivalents fluctuates based on various factors, including liquidity needs, loan demand, deposit flows, calls of securities, repayments of borrowed funds and alternative investment opportunities.

Security Investments

The Company invests in securities after satisfying its liquidity objectives and lending commitments. The Company has historically only purchased debt securities that are issued by the U.S. government or one of its agencies. The

Company's investment policy is designed to provide and maintain liquidity, without incurring undue interest and credit risk. The Company's security investments have lower yields than its loan portfolio. To manage interest rate risk, the Company normally purchases securities that have adjustable rates or securities with fixed rates that have short to intermediate maturity terms. The Company does not engage in trading activities.

Securities that are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates or other factors, are classified as available for sale and are carried at estimated fair value. There were no securities classified as available for sale at December 31, 2003 or 2002.

Securities for which the Company has the intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Such securities totaled $152,823,000 at December 31, 2003, compared to $145,694,000 at December 31, 2002. The increase was due to new purchases exceeding maturities and calls of securities during the year. At December 31, 2003, the portfolio consisted of short-term debt obligations of the Federal Home Loan Bank, Federal Farm Credit Bank, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Student Loan Marketing Association with a weighted-average yield of 1.75% and a weighted-average remaining maturity of 1.7 years, compared to 2.39% and 1.6 years, respectively, at December 31, 2002. The securities are fixed rate or have predetermined scheduled rate increases, and some have call features that allow the issuer to call the security before its stated maturity without penalty. At December 31, 2003 and 2002, the portfolio's estimated fair value was $152,995,000 and $146,560,000, respectively.

In order for the Bank to be a member of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of New York (FHLB), the Bank maintains an investment in their capital stock of $1,384,000 and $1,691,000, respectively. The FRB stock currently pays a dividend of 6%, while the FHLB stock dividend was suspended in September 2003 and then re-instituted in the first quarter of 2004 at a rate of 1.45%. The total investment, which amounted to $3,075,000 at December 31, 2003, compared to $1,108,000 at December 31, 2002, fluctuates based on specific factors (the Bank's capital level for the FRB and the Bank's loans for the FHLB). The Bank became a member of the FHLB during the second quarter of 2003.

Loans Receivable, Net of Deferred Fees and Allowance for Loan Losses

Loans receivable, net of deferred fees and the allowance for loan losses, increased to $664,545,000 at December 31, 2003, from $485,301,000 at December 31, 2002. The growth reflected new originations of commercial real estate and multifamily mortgage loans, partially offset by principal repayments.

The following table sets forth information concerning the loan portfolio:

	At December 31, 2003			At December 31, 2002		
($ in thousands)	# of Loans	Amount	% of Total	# of Loans	Amount	% of Total
Commercial real estate loans	184	$344,071	50.7%	162	$275,096	55.5%
Residential multifamily loans	210	310,650	45.8	168	214,515	43.3
Land development and other land loans	6	20,526	3.0	3	1,890	0.4
Residential 1-4 family loans	26	1,628	0.2	28	1,953	0.4
Commercial loans	28	1,662	0.2	27	1,608	0.3
Consumer loans	16	319	0.1	16	240	0.1
Total gross loans receivable	470	678,856	100.0%	404	495,302	100.0%
Deferred loan fees		(7,731)			(5,390)	
Loans, net of deferred fees		671,125			489,912	
Allowance for loan losses		(6,580)			(4,611)	
Loans receivable, net		$664,545			$485,301	

The following table sets forth the scheduled contractual principal repayments of the loan portfolio:

	At December 31,	
($ in thousands)	2003	2002
Within one year	$133,137	$103,398
Over one to five years (1)	430,783	305,013
Over five years (1)	114,936	86,891
	$678,856	$495,302

(1) At December 31, 2003, $401,692,000 of loans with adjustable rates and $144,027,000 of loans with fixed rates were due after one year.

The following table sets forth the activity in the loan portfolio:

	For the Year Ended December 31,		
($ in thousands)	2003	2002	2001
Loans receivable, net, at beginning of year	$485,301	$365,146	$263,558
Loans originated	378,630	233,689	195,754
Principal repayments	(195,076)	(110,661)	(91,785)
Recoveries	-	(107)	-
Chargeoffs	-	150	-
Increase in deferred loan fees	(2,341)	(1,642)	(1,769)
Provision for loan losses	(1,969)	(1,274)	(612)
Loans receivable, net, at end of year	$664,545	$485,301	$365,146

At December 31, 2003, two real estate loans with an aggregate principal balance of $8,474,000 were on nonaccrual status. These loans were considered impaired under the criteria of SFAS No.114 and the Company's recorded investment in these loans totaled $8,499,000. The Company believes the estimated fair value of each of the underlying properties (which are located in New York City) is greater than its recorded investment. As a result, there was no specific valuation allowance maintained. During March 2004, the aforementioned loans were brought current and returned to an accrual status. At December 31, 2003 and 2002, there were no other loans classified as nonaccrual, impaired or ninety days past due and still accruing interest.

Allowance for Loan Losses

At December 31, 2003, the allowance for loan losses increased to $6,580,000 from $4,611,000 at December 31, 2002 and represented 0.98% of total loans (net of deferred fees) outstanding at December 31, 2003, compared to 0.94% at December 31, 2002. The increase in the allowance was due to provisions aggregating $1,969,000 resulting from loan growth of $183,554,000. At December 31, 2003 and 2002, the allowance for loan losses was almost all allocated to commercial real estate, multifamily and land loans.

The following table sets forth information with respect to the allowance for loan losses:

	For the Year Ended December 31,		
($ in thousands)	2003	2002	2001
Allowance at beginning of year	$ 4.611	$ 3,380	$ 2,768
Provision charged to operations	1,969	1,274	612
Chargeoffs	-	(150)	-
Recoveries	-	107	-
Allowance at end of year	$ 6,580	$ 4,611	$ 3,380
Ratio of allowance to total loans, net of deferred fees	0.98%	0.94%	0.92%
Total loans, net of deferred fees at year end	$671,125	$489,912	$368,526
Average loans outstanding during the year	$585,556	$439,241	$315,148

The allowance for loan losses is established through a provision charged to operations. Loans are charged against the allowance when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The adequacy of the allowance is evaluated monthly or more frequently when necessary with consideration given to: the nature and volume of the loan portfolio; overall portfolio quality; loan concentrations; specific problem loans and commitments and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; and management's perception of the current and anticipated economic conditions in the Company's lending areas. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions, or other factors, differ from those assumed in the determination of the level of the allowance.

In addition, SFAS No. 114 specifies the manner in which the portion of the allowance for loan losses related to impaired loans is computed. A loan is normally deemed impaired when, based upon current information and events, it is probable that the Company will be unable to collect both full principal and interest due according to the contractual terms of the loan agreement. Impairment for larger balance loans such as commercial real estate and multifamily loans are measured based on: the present value of expected future cash flows, discounted at the loan's effective interest rate; or the observable market price of the loan; or the estimated fair value of the loan's collateral, if payment of the principal and interest is dependent upon the collateral. When the fair value of the property is less than the recorded investment in the loan, this deficiency is recognized as a valuation allowance within the overall allowance for loan losses and a charge through the provision for loan losses. The Company's policy is to charge off any portion of the recorded investment in the loan that exceeds the fair value of the collateral.

The Company considers a variety of factors in determining whether a loan is impaired, including (i) any notice from the borrower that the borrower will be unable to repay all principal and interest amounts contractually due under the loan agreement, (ii) any delinquency in the principal and/or interest payments other than minimum delays or shortfalls in payments, and (iii) other information known by management that would indicate the full repayment of principal and interest is not probable. In evaluating loans for impairment, management generally considers delinquencies of 60 days or less to be minimum delays, and accordingly does not consider such delinquent loans to be impaired in the absence of other indications. Impaired loans normally consist of loans on nonaccrual status. Generally, all loans are evaluated for impairment on a loan-by-loan basis.

Finally, the Company's regulators, as an integral part of their examination process, periodically review the allowance for loan losses. Accordingly, the Company may be required to take certain chargeoffs and/or recognize additions to the allowance based on the regulators' judgment concerning information available to them during their examination.

All Other Assets

The following table sets forth the composition of the caption "All other assets" in the table on page 19:

	At December 31,	
($ in thousands)	2003	2002
Accrued interest receivable	$ 4,995	$ 4,263
Loans fee receivable	5,622	3,706
Premises and equipment, net	5,752	6,098
Foreclosed real estate	-	1,081
Deferred income tax asset	2,960	1,997
Deferred debenture offering costs, net	4,023	3,498
All other	2,672	384
	$26,024	$21,027

Accrued interest receivable fluctuates based on the amount of loans, investments and other interest-earning assets outstanding and the timing of interest payments received. The increase was due to the growth in these assets.

Loan fees receivable are fees due to the Company in accordance with the terms of mortgage loans. Such amounts are generally due upon the full repayment of the loan. This fee is recorded as deferred income at the time a loan is originated and is then amortized to interest income over the life of the loan as a yield adjustment. The increase was due to an increase in mortgage loan originations.

Premises and equipment is detailed in note 5 to the consolidated financial statements. Premises and equipment decreased due to depreciation and amortization, partially offset by net additions of $222,000.

Foreclosed real estate at December 31, 2002 represented one commercial real estate property located in the State of Florida with a carrying value of $1,081,000. In the second quarter of 2003, the Bank sold this property for net proceeds of approximately $1,030,000 (consisting of cash, after selling costs, of $150,000 and a mortgage of $880,000 provided by the Bank). The net loss of $51,000 from the sale was included in noninterest expenses (foreclosed real estate expense) in the consolidated statement of earnings.

Deferred income tax asset relates primarily to the unrealized tax benefit on the Company's allowance for loan losses. The allowance has been expensed for financial statement purposes but it is currently deductible for income tax purposes. Management believes that it is more likely than not that the Company's deferred tax asset will be realized and accordingly, a valuation allowance for deferred tax assets is not maintained.

Deferred debenture offering costs consist primarily of underwriters' commissions and are amortized over the terms of the debentures. The increase was due to $1,163,000 from Intervest Mortgage Corporation's issuance of its Series 1/21/03 and 7/25/03 debentures, $85,000 incurred by Intervest Mortgage Corporation through December 31, 2003 on a new series that was issued in January 2004 and $446,000 incurred by the Holding Company in connection with the issuance of Capital Securities. These items were partially offset by normal amortization.

The increase in all other assets was due to the recording of a receivable of $2,535,000 from the exercise of common stock warrants at year-end 2003. The proceeds were received in January 2004.

Deposits

Deposits increased to $675,513,000 at December 31, 2003, from $505,958,000 at December 31, 2002, reflecting increases in money market and certificate of deposit accounts of $27,921,000 and $142,176,000, respectively. Management believes that the Bank does not have a concentration of deposits from any one source and that a large portion of its depositors are residents in the Bank's primary market areas (although there has been growth in deposits from outside the primary areas resulting from the Bank's deposit-gathering activities through its web site on the internet: www.intervestnatbank.com). The Bank also does not accept brokered deposits.

The following table sets forth the distribution of deposit accounts by type:

	At December 31, 2003		At December 31, 2002	
($ in thousands)	Amount	% of Total	Amount	% of Total
Demand deposits	$ 6,210	1.0%	$ 5,924	1.2%
Interest checking deposits	9,146	1.4	10,584	2.1
Savings deposits	30,784	4.5	30,174	6.0
Money market deposits	162,214	24.0	134,293	26.5
Certificates of deposit	467,159	69.1	324,983	64.2
Total deposit accounts (1)	$675,513	100.0%	$505,958	100.0%

(1) Includes individual retirement accounts totaling $74,170,000 and $53,340,000 at December 31, 2003 and 2002, respectively, nearly all of which are certificates of deposit.

The following table sets forth certificate of deposits by maturity for the periods indicated:

	At December 31, 2003		At December 31, 2002	
($ in thousands)	Amount	Wtd-Avg Stated Rate	Amount	Wtd-Avg Stated Rate
Within one year	$182,693	2.75%	$122,890	3.51%
Over one to two years	90,936	3.64	57,895	4.18
Over two to three years	30,094	4.43	31,281	5.53
Over three to four years	89,085	4.83	17,730	5.32
Over four years	74,351	4.20	95,187	4.92
	$467,159	3.66%	$324,983	4.33%

The following table sets forth the maturities of certificates of deposit in denominations of $100,000 or more:

($ in thousands)	At December 31, 2003	2002
Due within three months or less	$ 7,514	$ 7,508
Due over three months to six months	7,446	6,122
Due over six months to one year	31,459	13,033
Due over one year	76,644	46,209
	$123,063	$72,872
As a percentage of total deposits	18.2%	14.4%

The following table sets forth net deposit flows:

($ in thousands)	For the Year Ended December 31, 2003	2002	2001
Net increase before interest credited	$151,138	$126,230	$45,078
Net interest credited	18,417	17,291	17,118
Net deposit increase	$169,555	$143,521	$62,196

Borrowed Funds and Interest Payable

The following table summarizes borrowed funds and interest payable:

	At December 31, 2003		At December 31, 2002	
($ in thousands)	Principal	Accrued Interest	Principal	Accrued Interest
Debentures - Intervest Mortgage Corporation	$87,350	$12,052	$74,000	$10,751
Debentures - Holding Company	7,340	2,361	10,430	3,064
Capital Securities - Intervest Statutory Trusts	30,000	97	15,000	57
Mortgage note payable - Intervest National Bank	255	-	266	-
	$124,945	$14,510	$99,696	$13,872

Intervest Mortgage Corporation had $87,350,000 of debentures outstanding at December 31, 2003, compared to $74,000,000 at December 31, 2002. The increase was due to the issuance of its Series 1/21/03 and 7/25/03 debentures totaling $16,000,000 (with fixed rates of interest ranging from 6.5% to 7.25% and maturing at various times through October 1, 2010) as part of its normal funding of its mortgage loan originations. The new debentures were partially offset by the repayment of $1,400,000 of its Series 11/10/98 debentures that matured on January 1, 2003 and the early redemption on November 1, 2003 of $1,250,000 of its Series 9/18/00 debentures due January 1, 2004. Proceeds from the issuance of debentures, after underwriter's commissions and other issuance costs, amounted to $14,826,000. In January 2004, Intervest Mortgage Corporation completed the issuance of its Series 11/28/03 debentures in the aggregate principal amount of $10,000,000. Intervest Mortgage Corporation intends to file an offering to issue additional subordinated debentures. It is anticipated that debentures in an aggregate principal amount of up to $11,500,000 will be issued in the second quarter of 2004.

The Holding Company had $7,340,000 of debentures outstanding at December 31, 2003, compared to $10,430,000 at December 31, 2002. The decrease was due to the early redemption on November 1, 2003 of $1,000,000 of its Series 12/15/00 non-convertible debentures due April 1, 2004 and the conversion of its convertible debentures in the aggregate principal amount of $2,090,000 into shares of Class A common stock at the election of the debenture holders at a conversion price of $10.01 per share. At December 31, 2003, convertible debentures outstanding totaled $4,840,000 and are convertible along with accrued interest into its Class A common stock at the following conversion prices per share: $12.00 in 2004; $14.00 in 2005; $16.00 in 2006; $18.00 in 2007 and $20.00 from January 1 through April 1, 2008.

Intervest Statutory Trust I and Intervest Statutory Trust II have Capital Securities outstanding aggregating $30,000,000 at December 31, 2003, compared to $15,000,000 at December 31, 2002. These securities qualify as regulatory capital. The increase was due the issuance of an additional $15,000,000 of Capital Securities. The Holding Company has invested the $30,000,000 at various times as capital contributions to the Bank.

Accrued interest payable on borrowed funds amounted to $14,510,000 at year-end 2003, compared to $13,872,000 at year-end 2002. The increase was due to accruals less repayments of interest, as well as a decrease of $1,010,000 resulting from the conversion of convertible debentures. Nearly all of the accrued interest payable is due and payable at the maturity of various debentures. For a further discussion of the debentures and Capital Securities, including redemption premiums, see notes 7 and 9 to the consolidated financial statements in this report.

Intervest National Bank has a mortgage note payable outstanding totaling $255,000 at December 31, 2003, compared to $266,000 at December 31, 2002, issued in connection with the Bank's purchase in 2002 of property that is located across from its Court Street branch office in Florida. The note matures in February of 2017 and requires monthly payments of principal and interest at 7% per annum.

All Other Liabilities

The table below sets forth the composition of the caption "All other liabilities" in the table on page 19 as follows:

	At December 31,	
($ in thousands)	2003	2002
Mortgage escrow funds payable	10,540	5,894
Official checks outstanding	6,122	4,373
Accrued interest payable on deposits	1,080	895
Income taxes payable	807	526
All other	1,693	1,639
	$20,242	$13,327

Mortgage escrow funds payable represent advance payments made by borrowers for taxes and insurance that are remitted to third parties. The increase reflected the growth in the loan portfolio as well as the timing of payments to taxing authorities. Official checks outstanding varies and fluctuates based on banking activity. Accrued interest payable on deposits fluctuates based on total deposits and timing of interest payments. Income taxes payable fluctuates based on the Company's earnings, effective tax rate and timing of tax payments. All other is comprised mainly of accrued expenses as well as fees received on loan commitments that have not yet been funded.

Stockholders' Equity

Stockholders' equity increased to $75,385,000 from $53,126,000 at year-end 2002 as follows:

($ in thousands)	Amount	Shares
Stockholders' equity at December 31, 2002	$ 53,126	4,703,087
Net earnings for the year	9,120	-
Class A common stock warrants exercised	9,466	945,717
Convertible debentures converted at election of debenture holders	3,014	309,573
Class B common stock issued to purchase Intervest Securities Corporation	215	30,000
Compensation expense on warrants held by employee and directors (1)	444	-
Stockholders' equity at December 31, 2003	$75,385	5,988,377

(1) For discussion of compensation related to stock warrants, see note 14 to the consolidated financial statements in this report.

Liquidity

The Company manages its liquidity position on a daily basis to assure that funds are available to meet operations, loan and investment commitments, deposit withdrawals and the repayment of borrowed funds. The Company's primary sources of funds consist of: retail deposits obtained through the Bank's branch offices and through the mail; amortization, satisfactions and repayments of loans; the maturities and calls of securities; issuance of debentures; borrowings in the federal funds market and cash provided by operating activities. For additional information concerning the Company's cash flows, see the consolidated statements of cash flows included in this report. The Company believes that it can fund its contractual obligations from the aforementioned sources of funds. As a member of the FHLB and the FRB, the Bank can borrow from these institutions on a secured basis of up to $145,000,000 in aggregate at December 31, 2003 based on available collateral. The Bank also has agreements with correspondent banks whereby it can borrow on an overnight, unsecured basis of up to $16,000,000. On March 17, 2004, the Holding Company completed the issuance of an additional $15 million of trust preferred capital securities.

Off-Balance Sheet and Other Financing Arrangements

The Company currently does not have any non-consolidated special purpose arrangements. The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. For a further discussion of these financial instruments, see note 19 to the consolidated financial statements in this report.

Contractual Obligations

The table below summarizes the Company's contractual obligations as of December 31, 2003.

		Due In			
($ in thousands)	Total	2004	2005 and 2006	2007 and 2008	2009 and Later
Subordinated debentures and mortgage note payable	$ 94,945	$ 20,013	$ 39,385	$ 21,387	$14,160
Subordinated debentures - capital securities	30,000	-	-	-	30,000
Accrued interest payable on all debentures	14,510	6,808	4,707	2,838	157
Deposits with no stated maturities	208,354	208,354	-	-	-
Deposits with stated maturities	467,159	182,693	121,030	152,667	10,769
Operating lease payments	9,245	1,002	1,818	1,708	4,717
Unfunded loan commitments (1)	123,791	122,109	1,682	-	-
Available lines of credit (1)	825	825	-	-	-
Standby letters of credit (1)	100	-	100	-	-
	$948,929	$541,804	$168,722	$178,600	$59,803

(1) Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Regulatory Capital

The Bank is subject to various regulatory capital requirements. The FDIC and other bank regulatory agencies use five capital categories ranging from well capitalized to critically undercapitalized to determine various matters, including prompt corrective action and each institution's FDIC deposit insurance premiums. These categories involve quantitative measures of a bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

The Bank is required to maintain regulatory defined minimum Tier 1 leverage and Tier 1and total risk-based capital ratio levels of at least 4%, 4% and 8%, respectively. At December 31, 2003 and 2002, management believes the Bank met its capital adequacy requirements and is a well-capitalized institution as defined in the regulations, which require minimum Tier 1 leverage and Tier 1 and total risk-based ratios of 5%, 6% and 10%, respectively. Management believes that there are no current conditions or events outstanding which would change the Bank's designation as a well-capitalized institution.

Information regarding the Bank's regulatory capital and related ratios is summarized as follows:

	At December 31,	
($ in thousands)	2003	2002
Tier 1 Capital: Stockholder's equity	$ 73,907	$ 51,936
Disallowed portion of deferred tax asset	(2,508)	(1,623)
	71,399	50,313
Tier 2 Capital: Allowable portion of allowance for loan losses	6,310	4,464
Total risk-based capital	$ 77,709	$ 54,777
Net risk-weighted assets	$620,155	$450,599
Average assets for regulatory purposes	$739,234	$569,204
Tier 1 capital to average assets	9.66%	8.84%
Tier 1 capital to risk-weighted assets	11.51%	11.17%
Total capital to risk-weighted assets	12.53%	12.16%

The Holding Company on a consolidated basis is subject to minimum regulatory capital requirements administered by the FRB. These guidelines require a ratio of Tier 1 or Core Capital, as defined in the guidelines, to total risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The guidelines also require a ratio of Tier 1 capital to adjusted total average assets of not less than 3%. At December 31, 2003 and 2002, management believes that the Holding Company met its capital adequacy requirements.

Information regarding the Holding Company's regulatory capital and related ratios is summarized below:

	At December 31,	
($ in thousands)	2003	2002
Tier 1 Capital: Stockholder's equity	$ 75,385	$ 53,126
Capital Securities limited to 25% of core capital	25,122	15,000
Total core capital elements	100,507	68,126
Disallowed portion of deferred tax asset	(2,936)	(1,973)
Total Tier 1 Capital	97,571	66,153
Tier 2 Capital : Excess Capital Securities	4,878	-
Allowable portion of allowance for loan losses	6,580	4,611
Total Tier 2 Capital	11,458	4,611
Total risk-based capital	$109,029	$ 70,764
Net risk-weighted assets	$734,839	$541,776
Average assets for regulatory purposes	$862,873	$669,693
Tier 1 capital to average assets	11.31%	9.88%
Tier 1 capital to risk-weighted assets	13.28%	12.21%
Total capital to risk-weighted assets	14.84%	13.06%

Intervest Securities Corporation is subject to the SEC's Uniform Net Capital Rule [15c3-1 (a) (2) (vi)], which requires the maintenance of minimum net capital of $5,000. At December 31, 2003 and 2002, Intervest Securities Corporation's net capital was $459,000 and $208,000, respectively.

Asset and Liability Management

Interest rate risk arises from differences in the repricing of assets and liabilities within a given time period. The primary objective of the Company's asset/liability management strategy is to limit, within established guidelines, the adverse impact of changes in interest rates on the Company's net interest income and capital.

The Company uses "gap analysis," which measures the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a given time period, to monitor its interest rate sensitivity. An asset or liability is normally considered to be interest-rate sensitive if it will reprice or mature within one year or less. The interest-rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within one-year. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. Conversely, a gap is considered negative when the opposite is true.

In a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to increase net interest income. In a period of falling interest rates, a negative gap would tend to increase net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of the Company's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate gap analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates for the following reasons. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in market rates. In addition, certain assets, such as adjustable-rate mortgage loans, may have features generally referred to as "interest rate caps or collars," which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, asset prepayment and early deposit withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest-rate increase, and the behavior of depositors may be different than those assumed in the gap analysis.

The Company's one-year positive interest rate sensitivity gap remained relatively unchanged at $118,124,000, or 13.0% of total assets, at December 31, 2003, compared to $107,681,000, or 15.7% at December 31, 2002. For purposes of computing the gap, all deposits with no stated maturities are treated as readily accessible accounts. However, if such deposits were treated differently, then the gap would change. The behavior of core depositors may not necessarily result in the immediate withdrawal of funds in the event deposit rates offered by the Bank did not change as quickly and uniformly as changes in general market rates. For example, if only 25% of deposits with no stated maturity were assumed to be readily accessible, the one-year gap would have been a positive 29.6% at year-end 2003, compared to a positive 34.8% at year-end 2002.

Many of the Company's floating-rate loans have a "floor," or minimum rate, that is determined in relation to prevailing market rates on the date of origination. This floor only adjusts upwards in the event of increases in the loan's interest rate. This feature reduces the effect on interest income of a falling rate environment because the interest rates on such loans do not reset downward. Notwithstanding all of the above, there can be no assurances that a sudden and substantial increase in interest rates may not adversely impact the Company's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

The table below summarizes interest-earning assets and interest-bearing liabilities as of December 31, 2003, that are scheduled to mature or reprice within the periods shown.

($ in thousands)	0-3 Months	4-12 Months	Over 1-4 Years	Over 4 Years	Total
Loans (1)	$203,097	$217,979	$173,273	$ 84,507	$678,856
Securities held to maturity (2)	20,360	56,654	75,809	-	152,823
Short-term investments	55,295	-	-	-	55,295
FRB and FHLB stock	1,691	-	-	1,384	3,075
Total rate-sensitive assets	$280,443	$274,633	$249,082	$ 85,891	$890,049
Deposit accounts (3):					
Interest checking deposits	$ 9,146	$ -	$ -	$ -	$ 9,146
Savings deposits	30,784	-	-	-	30,784
Money market deposits	162,214	-	-	-	162,214
Certificates of deposit	33,558	149,135	210,115	74,351	467,159
Total deposits	235,702	149,135	210,115	74,351	669,303
Debentures and mortgage note payable (1)	41,500	2,000	20,850	30,595	94,945
Debentures payable- capital securities (1)	-	-	-	30,000	30,000
Accrued interest on all debentures	7,659	956	2,966	2,929	14,510
Total borrowed funds	49,159	2,956	23,816	63,524	139,455
Total rate-sensitive liabilities	$284,861	$152,091	$233,931	$137,875	$808,758
GAP (repricing differences)	$ (4,418)	$122,542	$ 15,151	$ (51,984)	$ 81,291
Cumulative GAP	$ (4,418)	$118,124	$133,275	$ 81,291	$ 81,291
Cumulative GAP to total assets	-0.5%	13.0%	14.6%	8.9%	8.9%

Significant assumptions used in preparing the gap table above:

(1) Floating-rate loans and debentures payable are included in the period in which their interest rates are next scheduled to adjust rather than in the period in which they mature. Fixed-rate loans and debentures payable are scheduled, including repayments, according to their contractual maturities. Deferred loan fees are excluded from this analysis; (2) securities are scheduled according to the earlier of their contractual maturity or the date in which the interest rate is scheduled to increase. The effects of possible prepayments that may result from the issuer's right to call a security before its contractual maturity date are not considered; (3) interest checking, savings and money market deposits are regarded as ready accessible withdrawable accounts; and certificates of deposit are scheduled through their maturity dates.

Comparison of Results of Operations for the Years Ended December 31, 2003 and 2002.

General

Consolidated net earnings for 2003 increased 32% to $9,120,000, or $1.53 per fully diluted share, from $6,906,000, or $1.37 per fully diluted share, for 2002. Net earnings for 2003 represent the highest level of earnings reported by the Company since its inception in 1993. The growth in earnings was due to a $4,746,000 increase in net interest and dividend income and a $1,103,000 increase in noninterest income, partially offset by a $2,160,000 increase in the provision for income taxes, a $780,000 increase in noninterest expenses, and a $695,000 increase in the provision for loan losses.

The diluted per share computation for 2003 included a higher number of common shares outstanding resulting from the exercise of common stock warrants, conversion of debentures and a higher stock price. Return on average assets and equity was 1.19% and 15.34%, respectively, for 2003, compared to 1.13% and 15.56% for 2002.

Selected information regarding results of operations by entity for 2003 follows:

($ in thousands)	Intervest National Bank	Intervest Mortgage Corp	Intervest Statutory Trusts	Intervest Securities Corp (2)	Holding Company	Inter-Company Amts (3)	Combined
Interest and dividend income	$ 40,232	$9,269	$1,829	$ 3	$ 1,125	$(1,994)	$50,464
Interest expense	18,620	7,140	1,774	-	3,024	(1,994)	28,564
Net interest and dividend income	21,612	2,129	55	3	(1,899)	-	21,900
Provision for loan losses	1,846	91	-	-	32	-	1,969
Noninterest income	2,687	2,799	-	38	346	(2,549)	3,321
Noninterest expenses	7,372	1,582	55	51	748	(2,549)	7,259
Earnings before taxes	15,081	3,255	-	(10)	(2,333)	-	15,993
Provision for income taxes	6,414	1,496	-	(4)	(1,033)	-	6,873
Net earnings	$ 8,667	$1,759	$ -	$ (6)	$ (1,300)	$ -	$ 9,120
Intercompany dividends (1)	(1,695)	$ -	$ -	$ -	$ 1,695	$ -	$ -
Net earnings for 2002	$ 6,459	$1,567	$ -	$ -	$ (1,120)	$ -	$ 6,906

(1) Dividends to the Holding Company provide funds for the debt service on the Capital Securities which is included in interest expense.
(2) Results are from date of acquisition, June 2, 2003 through December 31, 2003.
(3) All significant intercompany balances and transactions are eliminated in consolidation. Such amounts arise from intercompany deposit accounts, investments, borrowed funds and management and service agreements.

Net Interest and Dividend Income

Net interest and dividend income is the Company's primary source of earnings and is influenced primarily by the amount, distribution and repricing characteristics of its interest-earning assets and interest-bearing liabilities as well as by the relative levels and movements of interest rates.

Net interest and dividend income increased $4,746,000 to $21,900,000 in 2003, from $17,154,000 in 2002. The increase was attributable to growth of $158,223,000 in average interest-earning assets and a slightly higher net interest margin. The growth in assets is reflected in new mortgage loans of $146,315,000 and new security and short-term investments aggregating $11,908,000. The growth in assets was funded primarily by $118,602,000 of interest-bearing deposits, $18,832,000 of additional borrowed funds and a $15,067,000 increase in stockholders' equity.

The Company's net interest margin increased to 2.90% in 2003 from 2.88% in 2002. The increase was due to the Company's cost of funds decreasing at a faster pace than its yield on interest-earning assets in a declining interest rate environment. The yield on interest-earning assets decreased 60 basis points (bp) to 6.69% in 2003 primarily due to lower rates on new mortgage loans originated, prepayments of higher-yielding loans and lower yields earned on security and other short-term investments (including the effect of early calls of securities with the resulting proceeds being invested in lower yielding securities). The cost of funds decreased 64 bp to 4.17% in 2003 largely due to lower rates paid on deposit accounts and $41,500,000 of floating-rate debentures. The debentures are indexed to the JPMorgan Chase Bank prime rate, which decreased by a total of 25 bp from year-end 2002.

The following table provides information on average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for 2003 and 2002. The yields and rates shown are based on a computation of income/expense (including any related fee income or expense) for each year divided by average interest-earning assets/interest-bearing liabilities during each year. Average balances are derived from daily balances. Net interest margin is computed by dividing net interest and dividend income by the average of total interest-earning assets during each year.

	For the Year Ended December 31,					
	2003			2002		
($ in thousands)	Average Balance	Interest Inc./Exp.	Yield/ Rate	Average Balance	Interest Inc./Exp.	Yield/ Rate
Assets						
Interest-earning assets:						
Loans (1)	$585,556	$47,223	8.06%	$439,241	$39,273	8.94%
Securities	143,766	2,965	2.06	142,840	3,964	2.78
Other interest-earning assets	24,983	276	1.10	14,001	242	1.73
Total interest-earning assets	754,305	$50,464	6.69%	596,082	$43,479	7.29%
Noninterest-earning assets	13,686			14,586		
Total assets	$767,991			$610,668		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Interest checking deposits	$ 11,120	$ 182	1.64%	$ 9,521	$ 221	2.32%
Savings deposits	31,782	601	1.89	29,221	762	2.61
Money market deposits	146,509	2,763	1.89	119,582	3,082	2.58
Certificates of deposit	370,235	14,891	4.02	282,720	13,304	4.71
Total deposit accounts	559,646	18,437	3.29	441,044	17,369	3.94
Federal funds purchased	-	-	-	116	2	1.87
Debentures and accrued interest payable	105,347	8,316	7.89	90,777	7,440	8.20
Debentures - capital securities	19,356	1,793	9.26	15,000	1,497	9.98
Mortgage note payable	261	18	7.00	239	17	7.00
Total borrowed funds	124,964	10,127	8.10	106,132	8,956	8.44
Total interest-bearing liabilities	684,610	$28,564	4.17%	547,176	$26,325	4.81%
Noninterest-bearing deposits	5,666			5,277		
Noninterest-bearing liabilities	18,264			13,831		
Stockholders' equity	59,451			44,384		
Total liabilities and stockholders' equity	$767,991			$610,668		
Net interest and dividend income/spread		$21,900	2.52%		$17,154	2.48%
Net interest-earning assets/margin	$ 69,695		2.90%	$ 48,906		2.88%
Ratio of total interest-earning assets to total interest-bearing liabilities	1.10x			1.09x		
Other Ratios:						
Return on average assets	1.19%			1.13%		
Return on average equity	15.34%			15.56%		
Noninterest expense to average assets	0.95%			1.06%		
Efficiency ratio (2)	28.78%			33.45%		
Average stockholders' equity to average assets	7.74%			7.27%		

(1) Includes nonaccrual loans.

(2) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

($ in thousands)	For the Year Ended December 31, 2003 vs. 2002 Increase (Decrease) Due To Change In: Rate	Volume	Rate/Volume	Total
Interest-earning assets:				
Loans	$(3,850)	$13,082	$(1,282)	$7,950
Securities	(1,018)	26	(7)	(999)
Other interest-earning assets	(87)	190	(69)	34
Total interest-earning assets	(4,955)	13,298	(1,358)	6,985
Interest-bearing liabilities:				
Interest checking deposits	(65)	37	(11)	(39)
Savings deposits	(209)	67	(19)	(161)
Money market deposits	(827)	694	(186)	(319)
Certificates of deposit	(1,933)	4,118	(598)	1,587
Total deposit accounts	(3,034)	4,916	(814)	1,068
Total borrowed funds	(384)	1,629	(73)	1,172
Total interest-bearing liabilities	(3,418)	6,545	(887)	2,240
Net change in interest and dividend income	$(1,537)	$ 6,753	$ (471)	$4,745

Provision for Loan Losses

The provision for loan losses increased to $1,969,000 in 2003 from $1,274,000 in 2002 and is based on management's ongoing assessment of the adequacy of the allowance for loan losses that takes into consideration a number of factors. See the caption "Allowance for Loan Losses" in the section entitled "Comparison of Financial Condition at December 31, 2003 and 2002" in this report for a discussion of these factors. The higher provision was a function of loan growth ($183,554,000 in 2003 versus $123,028,000 in 2002).

Noninterest Income

Noninterest income increased $1,103,000 to $3,321,000 in 2003 and is summarized as follows:

($ in thousands)	For the Year Ended December 31, 2003	2002
Customer service fees	$ 187	$ 171
Income from mortgage lending activities (1)	824	485
Income from the early repayment of mortgage loans (2)	2,317	1,435
Gain from the sale of securities available for sale	-	120
Commissions and fees	38	-
(Loss) gain from early call of investment securities	(51)	7
All other noninterest income	6	-
	$3,321	$2,218

(1) Consists mostly of fees from expired loan commitments and loan servicing, maintenance and inspections charges.
(2) Consists of the recognition of any unearned fees at the time of payoff and the receipt of prepayment penalties in certain cases.

The increase of $1,103,000 was due to higher income of $882,000 from the prepayment of mortgage loans and increases in fees earned on expired loan commitments and loan service charge income aggregating $339,000. These items were partially offset by a gain of $120,000 from the sale of securities in 2002.

The amount and timing of, as well as income from, loan prepayments, if any, cannot be predicted and can fluctuate significantly. Normally, the number of instances of prepayment of mortgage loans tends to increase during periods of declining interest rates and tends to decrease during periods of increasing interest rates. Many of the Company's mortgage loans include prepayment provisions, and others prohibit prepayment of indebtedness entirely.

Noninterest Expenses

Noninterest expenses increased $780,000 to $7,259,000 in 2003 and is summarized as follows:

	For the Year Ended December 31,	
($ in thousands)	2003	2002
Salaries and employee benefits	$3,655	$3,016
Occupancy and equipment, net	1,270	1,318
Data processing	533	564
Advertising and promotion	35	69
Professional fees and services	364	350
Stationery, printing and supplies	152	141
Postage and delivery	101	93
FDIC and general insurance	225	179
All other	924	749
	$7,259	$6,479

Salaries and employee benefits expense increased due to the following: $613,000 from additional staff (61 employees at year-end 2003 versus 56 at year-end 2002), salary increases and a higher cost of employee benefits; and $309,000 from common stock warrants held by employees and directors. These items were partially offset by a $133,000 increase in SFAS No. 91 direct fee income (due to more loan originations as well as a higher amount recognized per loan) and bonus payments totaling $150,000 to the Chairman of the Company in 2002 that did not recur in 2003. See note 14 to the consolidated financial statements in this report for additional information on common stock warrants.

Occupancy and equipment expenses was lower due to an increase in sublease rental income ($40,000) from the Bank's Florida branches as well as depreciation expense ($50,000) recorded in 2002 in connection with the disposal of various equipment by the Bank that did not recur in 2003. These items were partially offset by rent expense incurred by Intervest Mortgage Corporation from leasing additional space in 2003.

Data processing expenses decreased slightly from 2002. In December 2003, the Bank renegotiated its data processing contract by extending the expiration date to 2010 and reducing the processing fee to a fixed amount until its assets reach $1.1 billion and thereafter the fee is calculated based on total assets. Previously, the data processing fee was variable and function of the Bank's total assets.

Advertising and promotion expenses decreased due to less advertising for loans and deposits. FDIC and general insurance expense increased due to higher FDIC premiums (due to deposit growth) and general insurance premiums (due to rate increases).

All other expenses were higher primarily due to increases in director expense of $134,000 (resulting from higher director and committee fees per meeting beginning June 2003) and operational losses of $23,000 (resulting from growth in transactional deposit accounts).

Provision for Income Taxes

The provision for income taxes increased $2,160,000 to $6,873,000 in 2003, from $4,713,000 in 2002, due to higher pre-tax income. The Company's effective tax rate (inclusive of state and local taxes) amounted to 43.0% in 2003, compared to 40.6% in 2002. The higher rate is due to a larger portion of consolidated taxable income being generated from New York operations, which has a higher income tax rate than Florida.

Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001.

General

Consolidated net earnings for 2002 increased 83% to $6,906,000, or $1.37 per fully diluted share, from $3,778,000, or $0.97 per fully diluted share, for 2001. Net earnings for 2002 represented the highest level of earnings reported by the Company since its inception in 1993. The growth in earnings was due to a $6,406,000 increase in net interest and dividend income and a $563,000 increase in noninterest income, partially offset by a $2,003,000 increase in the provision for income taxes, a $1,176,000 increase in noninterest expenses, and a $662,000 increase in the provision for loan losses. The fully diluted earnings per share computation in 2002 included a higher number of common shares resulting from common stock warrants and convertible debentures outstanding that became dilutive during the year. Return on average assets and equity increased to 1.13% and 15.56%, respectively, for 2002, up from 0.85% and 9.94% for 2001.

Selected information regarding results of operations for 2002 follows:

($ in thousands)	Intervest National Bank	Intervest Mortgage Corporation	Intervest Statutory Trust I	Holding Company	Inter-Company Amts (2)	Combined
Interest and dividend income	$ 34,197	$8,420	$1,527	$ 988	$(1,653)	$43,479
Interest expense	17,514	6,288	1,481	2,695	(1,653)	26,325
Net interest and dividend income	16,683	2,132	46	(1,707)	-	17,154
Provision for loan losses	1,193	83	-	(2)	-	1,274
Noninterest income	1,723	2,057	-	205	(1,767)	2,218
Noninterest expenses	6,324	1,332	46	544	(1,767)	6,479
Earnings before taxes	10,889	2,774	-	(2,044)	-	11,619
Provision for income taxes	4,430	1,207	-	(924)	-	4,713
Net earnings	$ 6,459	$1,567	$ -	$(1,120)	$ -	$6,906
Intercompany dividends (1)	$(1,500)	$ -	$ -	$ 1,500	$ -	$ -
Net earnings for 2001	$ 3,404	$ 577	$ -	$ (203)	$ -	$3,778

(1) Dividends to the Holding Company provide funds for the debt service on the Capital Securities which is included in interest expense.

(2) All significant intercompany balances and transactions are eliminated in consolidation. Such amounts arise from intercompany deposit accounts, investments, borrowed funds and management and service agreements.

Net Interest and Dividend Income

Net interest and dividend income increased to $17,154,000 in 2002, from $10,748,000 in 2001. The increase was attributable to growth of $160,969,000 in average interest-earning assets and an increase in the net interest margin from 2.47% in 2001, to 2.88% in 2002. The growth in assets was due to $124,093,000 in new mortgage loans and a net increase in security and other short-term investments aggregating $36,876,000. These increases were funded by $125,002,000 of deposit growth, $27,875,000 of additional borrowed funds and a $6,395,000 increase in stockholders' equity.

The increase in the margin was due to the cost of funds decreasing at a faster pace than the yield earned on interest-earning assets in a declining interest rate environment. The yield on interest-earning assets decreased 86 basis points to 7.29% in 2002 due to lower rates on new mortgage loans originated, prepayments of higher-yielding loans and lower yields earned on security and other short-term investments (including the effect of early calls of securities with the resulting proceeds being invested in lower yielding securities). The cost of funds decreased 146 basis points to 4.81% in 2002, primarily due to lower rates paid on deposit accounts and rate decreases on floating-rate debentures. The floating-rate debentures are indexed to the JPMorgan Chase Bank prime rate, which decreased by a total of 525 basis points from January 2001 to December 2002.

The following table provides information on average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for 2002 and 2001. The yields and rates shown are based on a computation of income/expense (including any related fee income or expense) for each year divided by average interest-earning assets/interest-bearing liabilities during each year. Average balances are derived mainly from daily balances. Net interest margin is computed by dividing net interest and dividend income by the average of total interest-earning assets during each year.

($ in thousands)	2002 Average Balance	2002 Interest Inc./Exp.	2002 Yield/ Rate	2001 Average Balance	2001 Interest Inc./Exp.	2001 Yield/ Rate
	For the Year Ended December 31,					
Assets						
Interest-earning assets:						
Loans (1)	$439,241	$39,273	8.94%	$315,148	$30,187	9.58%
Securities	142,840	3,964	2.78	75,117	3,423	4.56
Other interest-earning assets	14,001	242	1.73	44,848	1,852	4.13
Total interest-earning assets	596,082	$43,479	7.29%	435,113	$35,462	8.15%
Noninterest-earning assets	14,586			11,973		
Total assets	$610,668			$447,086		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Interest checking deposits	$ 9,521	$ 221	2.32%	$ 8,089	$ 238	2.94%
Savings deposits	29,221	762	2.61	19,629	778	3.96
Money market deposits	119,582	3,082	2.58	65,581	2,640	4.03
Certificates of deposit	282,720	13,304	4.71	222,743	13,423	6.03
Total deposit accounts	441,044	17,369	3.94	316,042	17,079	5.40
Federal funds purchased	116	2	1.87	-	-	-
Debentures and accrued interest payable	90,777	7,440	8.20	77,671	7,577	9.76
Debentures - capital securities	15,000	1,497	9.98	586	58	9.90
Mortgage note payable	239	17	7.00	-	-	-
Total borrowed funds	106,132	8,956	8.44	78,257	7,635	9.76
Total interest-bearing liabilities	547,176	$26,325	4.81%	394,299	$24,714	6.27%
Noninterest-bearing deposits	5,277			6,338		
Noninterest-bearing liabilities	13,831			8,460		
Stockholders' equity	44,384			37,989		
Total liabilities and stockholders' equity	$610,668			$447,086		
Net interest and dividend income/spread		$17,154	2.48%		$10,748	1.88%
Net interest-earning assets/margin	$ 48,906		2.88%	$ 40,814		2.47%
Ratio of total interest-earning assets to total interest-bearing liabilities	1.09x			1.10x		
Other Ratios:						
Return on average assets	1.13%			0.85%		
Return on average equity	15.56%			9.94%		
Noninterest expense to average assets	1.06%			1.19%		
Efficiency ratio (2)	33.45%			42.76%		
Average stockholders' equity to average assets	7.27%			8.50%		

(1) Includes nonaccrual loans.

(2) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

($ in thousands)	For the Year Ended December 31, 2002 vs. 2001 Increase (Decrease) Due To Change In: Rate	Volume	Rate/Volume	Total
Interest-earning assets:				
Loans	$(2,017)	$11,886	$ (783)	$ 9,086
Securities	(1,337)	3,086	(1,208)	541
Other interest-earning assets	(1,076)	(1,274)	740	(1,610)
Total interest-earning assets	(4,430)	13,698	(1,251)	8,017
Interest-bearing liabilities:				
Interest checking deposits	(50)	42	(9)	(17)
Savings deposits	(267)	380	(129)	(16)
Money market deposits	(951)	2,174	(781)	442
Certificates of deposit	(2,940)	3,614	(793)	(119)
Total deposit accounts	(4,208)	6,210	(1,712)	290
Total borrowed funds	(1,212)	2,706	(173)	1,321
Total interest-bearing liabilities	(5,420)	8,916	(1,885)	1,611
Net change in interest and dividend income	$ 990	$ 4,782	$ 634	$ 6,406

Provision for Loan Losses

The provision for loan losses increased to $1,274,000 in 2002 from $612,000 in 2001 due largely to loan growth (of $123,028,000 in 2002 versus $103,969,000 in 2001), as well as an increase in the Bank's internal reserve percentages used in calculating the allowance.

Noninterest Income

Noninterest income increased $563,000 to $2,218,000 in 2002 and is summarized as follows:

($ in thousands)	For the Year Ended December 31, 2002	2001
Customer service fees	$ 171	$ 159
Income from mortgage lending activities (1)	485	341
Income from the early repayment of mortgage loans (2)	1,435	1,149
Gain form the sale of securities available for sale	120	-
Gain from early call of investment securities	7	6
	$2,218	$1,655

(1) Consists mostly of fees from expired loan commitments and loan servicing, maintenance and inspections charges.

(2) Consists of the recognition of any unearned fees at the time of payoff and the receipt of prepayment penalties in certain cases.

The increase of $563,000 was due to higher income of $286,000 from the prepayment of mortgage loans and increases in fees earned on expired loan commitments and loan service charge income aggregating $144,000. In 2002, the Bank sold securities available for sale totaling $3,500,000 and recognized a gain of $120,000.

Noninterest Expenses

Noninterest expenses increased $1,176,000 to $6,479,000 in 2002 and is summarized as follows:

($ in thousands)	For the Year Ended December 31, 2002	2001
Salaries and employee benefits	$3,016	$2,451
Occupancy and equipment, net	1,318	1,177
Data processing	564	329
Advertising and promotion	69	25
Professional fees and services	350	341
Stationery, printing and supplies	141	137
FDIC and general insurance	179	177
Postage and delivery	93	91
All other	749	575
	$6,479	$5,303

Salaries and employee benefits expense increased due to the following: $306,000 from additional staff, salary increases and a higher cost of employee benefits; bonus payments aggregating $150,000 to the Chairman of the Company; and $109,000 of compensation expense from common stock warrants held by employees and directors. See note 14 to the consolidated financial statements in this report for information on common stock warrants.

Occupancy and equipment expenses increased primarily due to increased depreciation expense and higher real estate taxes and maintenance charges, including insurance and security protection expenses.

Data processing expenses increased due to growth in the Bank's assets. The Bank engages a third-party servicer for its data processing and the fee is a function of the Bank's total assets, which increased to $581,435,000 at December 31, 2002, from $421,152,000 at December 31, 2001. Advertising expenses increased due to additional advertising to support loan and deposit growth.

All other expenses was higher primarily due to the following: an increase in operational losses of $100,000 (which was a direct function of growth in the Bank's transactional deposit accounts); the addition of $114,000 of net expenses associated with foreclosed real estate (which consist, net of any rental income, mostly of real estate taxes, insurance, utilities, maintenance, professional fees and other charges required to protect the Company's interest in the property acquired through foreclosure); and increases in telephone expense ($22,000); franchise taxes ($36,000); and registrar fees ($20,000). These increases were partially offset by approximately $150,000 of expenses in 2001 associated with the merger of Intervest Bank into Intervest National Bank that did not recur in 2002.

Provision for Income Taxes

The provision for income taxes increased to $4,713,000 in 2002, from $2,710,000 in 2001, due to higher pre-tax earnings. The Company's effective tax rate (inclusive of state and local taxes) amounted to 40.6% in 2002, compared to 41.8% in 2001. The decrease in the effective rate was largely due to a lower New York State tax rate.

Recent Accounting Pronouncements

See note 1 to the consolidated financial statements for a discussion of this topic.

Impact of Inflation and Changing Prices

The financial statements and related financial data concerning the Company presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Virtually all of the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of the Company than do the effects of changes in the general rate of inflation and in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit-taking activities, and the issuance of its debentures. The Company has not engaged in and accordingly has no risk related to trading accounts, commodities or foreign exchange. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on-and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments as of December 31, 2003 and 2002, which reflect changes in market prices and rates, can be found in note 20 to the consolidated financial statements.

Management actively monitors and manages the Company's interest rate risk exposure. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on the Company's net interest income and capital. For a further discussion, see the section "Asset and Liability Management."

Item 8. Financial Statements and Supplementary Data

Financial Statements

The following consolidated financial statements of the Company are included herein:

Supplementary Data

Securities Available for Sale

The following table sets forth information regarding securities available for sale:

	One Year or Less		After One Year to Five Years		After Five Years to Ten Years		Total	
($ in thousands)	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield
At December 31, 2001:								
U.S. government agencies	$2,571	5.78%	$ 3,621	5.46%	$ -	- %	$ 6,192	5.59%

There were no securities available for sale at December 31, 2003 and 2002.

Securities Held to Maturity

The following table sets forth information regarding securities held to maturity:

	One Year or Less		After One Year to Five Years		After Five Years to Ten Years		Total	
($ in thousands)	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield
At December 31, 2003:								
U.S. government agencies	$70,026	1.68%	$82,797	1.81%	$ -	- %	$152,823	1.75%
At December 31, 2002:								
U.S. government agencies	$75,566	2.52%	$70,128	2.25%	$ -	- %	$145,694	2.39%
At December 31, 2001:								
U.S. government agencies	$79,411	2.85%	$19,746	3.02%	$ -	- %	$ 99,157	2.89%

Supplementary Data, Continued

Loans and Allowance for Loan Losses

The following table sets forth information regarding loans receivable at December 31:

($ in thousands)	2003 Carrying value	2002 Carrying value	2001 Carrying value	2000 Carrying value	1999 Carrying value
Commercial real estate and multifamily loans	$654,721	$489,611	$365,736	$260,753	$207,521
Land development and other land loans	20,526	1,890	2,485	2,531	2,501
Residential 1-4 family loans	1,628	1,953	2,404	3,034	2,311
Commercial business loans	1,662	1,608	1,363	1,781	2,107
Consumer loans	319	240	286	206	242
Loans receivable	678,856	495,302	372,274	268,305	214,682
Deferred loan fees	(7,731)	(5,390)	(3,748)	(1,979)	(1,745)
Loans receivable, net of deferred fees	671,125	489,912	368,526	266,326	212,937
Allowance for loan losses	(6,580)	(4,611)	(3,380)	(2,768)	(2,493)
Loans receivable, net	$664,545	$485,301	$365,146	$263,558	$210,444
Loans included above that were on a nonaccrual status at year end	$ 8,474	$ -	$ 1,243	$ -	$ -

The following table sets forth information regarding the allowance for loan losses at December 31:

($ in thousands)	2003	2002	2001	2000	1999
Allowance at beginning of year	$ 4,611	$ 3,380	$ 2,768	$ 2,493	$ 1,662
Provision charged to operations	1,969	1,274	612	275	830
Chargeoffs	-	(150)	-	-	-
Recoveries	-	107	-	-	1
Allowance at end of year	$ 6,580	$ 4,611	$ 3,380	$ 2,768	$ 2,493
Total loans, net of deferred fees	$671,125	$489,912	$368,526	$266,326	$ 212,937
Average loans outstanding during the year	$585,556	$439,241	$315,148	$250,941	$ 175,980
Ratio of allowance to net loans receivable	0.98%	0.94%	0.92%	1.04%	1.17%

Other financial statement schedules and inapplicable periods with respect to schedules listed above are omitted because the conditions requiring their filing do not exist or the information required thereby is included in the consolidated financial statements filed, including the notes thereto.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Board of Directors and Stockholders
Intervest Bancshares Corporation
New York, New York:

We have audited the accompanying consolidated balance sheets of Intervest Bancshares Corporation and Subsidiaries (the "Company") at December 31, 2003 and 2002 and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the consolidated financial statements of Intervest Mortgage Corporation whose total assets as of December 31, 2003 and 2002, constituted 11.1% and 13.6%, respectively, of the related consolidated totals, and whose net interest income, noninterest income and net earnings, constituted 9.7%, 14.8% and 19.3%, respectively in 2003, 12.4%, 21.9% and 22.7%, respectively in 2002 and 10.4%, 42.5% and 15.3%, respectively in 2001, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the consolidated totals, are based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Hacker, Johnson & Smith PA PC

HACKER, JOHNSON & SMITH, P.A., P.C.
Tampa, Florida
February 6, 2004, with respect to Note 3
March 16, 2004

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Intervest Mortgage Corporation
New York, New York

We have audited the consolidated balance sheets of Intervest Mortgage Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2003 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intervest Mortgage Corporation and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 3, 2004

With respect to Note 3
March 16, 2004

Intervest Bancshares Corporation and Subsidiaries
Consolidated Balance Sheets

($ in thousands, except par value)	At December 31, 2003	2002
ASSETS		
Cash and due from banks	$ 8,833	$ 10,351
Federal funds sold	36,816	9,114
Commercial paper	5,580	7,950
Other short-term investments	12,899	3,434
Total cash and cash equivalents	64,128	30,849
Time deposits with banks	-	2,000
Securities held to maturity, net	152,823	145,694
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	3,075	1,108
Loans receivable (net of allowance for loan losses of $6,580 and $4,611, respectively)	664,545	485,301
Accrued interest receivable	4,995	4,263
Loan fees receivable	5,622	3,706
Premises and equipment, net	5,752	6,098
Foreclosed real estate	-	1,081
Deferred income tax asset	2,960	1,997
Deferred debenture offering costs, net	4,023	3,498
Other assets	2,672	384
Total assets	**$910,595**	**$685,979**
LIABILITIES		
Deposits:		
Noninterest-bearing demand deposit accounts	$ 6,210	$ 5,924
Interest-bearing deposit accounts:		
Checking (NOW) accounts	9,146	10,584
Savings accounts	30,784	30,174
Money market accounts	162,214	134,293
Certificate of deposit accounts	467,159	324,983
Total deposit accounts	675,513	505,958
Subordinated debentures	94,690	84,430
Subordinated debentures - capital securities	30,000	15,000
Accrued interest payable on all debentures	14,510	13,872
Mortgage note payable	255	266
Accrued interest payable on deposits	1,080	895
Mortgage escrow funds payable	10,540	5,894
Official checks outstanding	6,122	4,373
Other liabilities	2,500	2,165
Total liabilities	**835,210**	**632,853**
Commitments and contingencies (notes 5, 17 and 19)		
STOCKHOLDERS' EQUITY		
Preferred stock (300,000 shares authorized, none issued)	-	-
Class A common stock ($1.00 par value, 9,500,000 shares authorized, 5,603,377 and 4,348,087 shares issued and outstanding, respectively)	5,603	4,348
Class B common stock ($1.00 par value, 700,000 shares authorized, 385,000 and 355,000 shares issued and outstanding, respectively)	385	355
Additional paid-in-capital, common	35,988	24,134
Retained earnings	33,409	24,289
Total stockholders' equity	**75,385**	**53,126**
Total liabilities and stockholders' equity	**$910,595**	**$685,979**

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Earnings

($ in thousands, except per share data)	Year Ended December 31, 2003	2002	2001
INTEREST AND DIVIDEND INCOME			
Loans receivable	$47,223	$39,273	$30,187
Securities	2,965	3,964	3,423
Other interest-earning assets	276	242	1,852
Total interest and dividend income	50,464	43,479	35,462
INTEREST EXPENSE			
Deposits	18,437	17,369	17,079
Subordinated debentures	8,316	7,440	7,577
Subordinated debentures - capital securities	1,793	1,497	58
Mortgage note payable	18	17	-
Federal funds purchased	-	2	-
Total interest expense	28,564	26,325	24,714
Net interest and dividend income	21,900	17,154	10,748
Provision for loan losses	1,969	1,274	612
Net interest and dividend income after provision for loan losses	19,931	15,880	10,136
NONINTEREST INCOME			
Customer service fees	187	171	159
Income from mortgage lending activities	824	485	341
Income from the early repayment of mortgage loans	2,317	1,435	1,149
Commissions and fees	38	-	-
Gain from the sales of securities available for sale	-	120	-
(Loss) gain from early call of investment securities	(51)	7	4
All other	6	-	2
Total noninterest income	3,321	2,218	1,655
NONINTEREST EXPENSES			
Salaries and employee benefits	3,655	3,016	2,451
Occupancy and equipment, net	1,270	1,318	1,177
Data processing	533	564	329
Advertising and promotion	35	69	25
Professional fees and services	364	350	341
Stationery, printing and supplies	152	141	137
Postage and delivery	101	93	91
FDIC and general insurance	225	179	177
All other	924	749	575
Total noninterest expenses	7,259	6,479	5,303
Earnings before income taxes	15,993	11,619	6,488
Provision for income taxes	6,873	4,713	2,710
Net earnings	**$ 9,120**	**$ 6,906**	**$ 3,778**
Basic earnings per share	**$ 1.85**	**$ 1.71**	**$ 0.97**
Diluted earnings per share	**$ 1.53**	**$ 1.37**	**$ 0.97**
Dividends per share	**$ -**	**$ -**	**$ -**

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
($ in thousands)	2003	2002	2001
Net earnings	**$9,120**	**$6,906**	**$3,778**
Net unrealized holding (losses) gains on available-for-sale securities	-	(72)	596
Reclassification adjustment for gains realized in earnings	-	(120)	-
Net unrealized (losses) gains on available-for-sale securities	-	(192)	596
Credit (provision) for income taxes related to unrealized (losses) gains on available-for-sale securities	-	81	(233)
Other comprehensive (loss) income, net of tax	-	(111)	363
Total comprehensive income, net of tax	**$9,120**	**$6,795**	**$4,141**

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

($ in thousands)	Year Ended December 31, 2003	2002	2001
CLASS A COMMON STOCK			
Balance at beginning of year	$ 4,348	$ 3,545	$ 3,545
Issuance of 945,717 and 803,458 shares in 2003 and 2002, respectively, upon the exercise of warrants	946	803	-
Issuance of 309,573 shares upon the conversion of debentures	309	-	-
Balance at end of year	5,603	4,348	3,545
CLASS B COMMON STOCK			
Balance at beginning of year	355	355	355
Issuance of 30,000 shares to acquire Intervest Securities Corporation	30	-	-
Balance at end of year	385	355	355
ADDITIONAL PAID-IN-CAPITAL, COMMON			
Balance at beginning of year	24,134	19,001	18,975
Compensation related to vesting of certain Class B stock warrants	26	26	26
Compensation related to certain Class A stock warrants modified	418	109	-
Issuance of 30,000 shares of Class B stock to acquire Intervest Securities Corporation	185	-	-
Issuance of 945,717 and 803,458 shares in 2003 and 2002, respectively, upon the exercise of stock warrants, inclusive of tax benefits	8,520	4,998	-
Issuance of 309,573 shares of Class A stock upon the conversion of debentures	2,705	-	-
Balance at end of year	35,988	24,134	19,001
RETAINED EARNINGS			
Balance at beginning of year	24,289	17,383	13,605
Net earnings for the year	9,120	6,906	3,778
Balance at end of year	33,409	24,289	17,383
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Balance at beginning of year	-	111	(252)
Net change in accumulated other comprehensive income, net	-	(111)	363
Balance at end of year	-	-	111
Total stockholders' equity at end of year	**$75,385**	**$53,126**	**$40,395**

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Cash Flows

($ in thousands)	Year Ended December 31, 2003	2002	2001
OPERATING ACTIVITIES			
Net earnings	$ 9,120	$ 6,906	$ 3,778
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	568	606	505
Provision for loan losses	1,969	1,274	612
Deferred income tax benefit	(963)	(681)	(364)
Amortization of deferred debenture offering costs	1,084	919	753
Compensation expense related to common warrants	444	135	26
Amortization of premiums, fees and discounts, net	(1,610)	(588)	(1,823)
Gain from sales of securities available for sale	-	(120)	-
Net loss from sale of foreclosed real estate	51	-	-
Net increase in accrued interest payable on debentures	1,648	2,392	2,747
Net increase in official checks outstanding	1,749	1,154	938
Net change in all other assets and liabilities	4,403	2,802	2,118
Net cash provided by operating activities	18,463	14,799	9,290
INVESTING ACTIVITIES			
Net decrease (increase) in interest-earning time deposits with banks	2,000	(1,750)	(250)
Maturities and calls of securities available for sale	-	2,500	69,194
Sales of securities available for sale	-	3,620	-
Maturities and calls of securities held to maturity	117,755	104,785	35,996
Purchases of securities held to maturity	(127,221)	(153,335)	(114,013)
Net increase in loans receivable	(182,674)	(124,271)	(103,969)
Sale of foreclosed real estate	150	-	-
Cash acquired through acquisition of Intervest Securities Corporation	218	-	-
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock, net	(1,967)	(454)	(49)
Purchases of premises and equipment, net	(222)	(387)	(816)
Net cash used in investing activities	(191,961)	(169,292)	(113,907)
FINANCING ACTIVITIES			
Net increase in deposits	169,555	143,521	62,196
Net increase in mortgage escrow funds payable	4,646	1,641	856
Principal repayments of debentures and mortgage note payable	(3,661)	(2,509)	(1,400)
Gross proceeds from issuance of debentures	31,000	13,500	25,750
Debentures issuance costs	(1,694)	(1,021)	(1,314)
Proceeds from issuance of common stock	6,931	5,801	-
Net cash provided by financing activities	206,777	160,933	86,088
Net increase (decrease) in cash and cash equivalents	33,279	6,440	(18,529)
Cash and cash equivalents at beginning of year	30,849	24,409	42,938
Cash and cash equivalents at end of year	$ 64,128	$ 30,849	$ 24,409
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for interest	$ 25,647	$ 22,936	$ 21,253
Cash paid during the year for income taxes	7,557	5,301	2,704
Transfer of loan to foreclosed real estate, net of chargeoff	-	1,081	-
Loan to finance sale of foreclosed real estate	880	-	-
Purchase of premises with mortgage note payable	-	275	-
Conversion of debentures and accrued interest into Class A common stock	3,015	-	-
Issue Class B common stock to purchase Intervest Securities Corporation	215	-	-
Accumulated other comprehensive income - change in unrealized (loss) gain on securities available for sale, net of tax	-	(111)	363

See accompanying notes to consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Intervest Bancshares Corporation is a registered financial holding company referred to by itself as the "Holding Company." Its subsidiaries are: Intervest National Bank (the "Bank"); Intervest Mortgage Corporation; Intervest Securities Corporation; Intervest Statutory Trust I and Intervest Statutory Trust II. The entities are referred to collectively as the "Company" on a consolidated basis.

The Holding Company is located at 10 Rockefeller Plaza in New York City and its primary business is the operation of its subsidiaries. It does not engage in any other substantial business activities other than a limited amount of real estate mortgage lending. From time to time, the Holding Company also issues debt securities to raise funds for working capital purposes. The Company's business segment is banking.

The Bank is a nationally chartered, full-service commercial bank that has its headquarters and full-service banking office at One Rockefeller Plaza in New York City, and a total of five full-service banking offices in Pinellas County, Florida - four in Clearwater and one in South Pasadena. The Bank conducts a personalized commercial and consumer banking business and attracts deposits from the areas served by its banking offices. It also provides internet banking services through its web site: www.intervestnatbank.com, which can attract deposit customers from outside its primary market areas. The deposits, together with funds derived from other sources, are used to originate real estate, commercial and consumer loans and to purchase investment securities. The Bank emphasizes multifamily and commercial real estate lending.

Intervest Mortgage Corporation is a mortgage investment company also located at 10 Rockefeller Plaza in New York City. It is engaged in the real estate business, including the origination and purchase of real estate mortgage loans, consisting of first mortgage, junior mortgage and wraparound mortgage loans. Its wholly owned subsidiaries, Intervest Distribution Corporation and Intervest Realty Servicing Corporation provide administrative services to Intervest Mortgage Corporation. Intervest Mortgage Corporation issues debentures to provide funding for its business.

Intervest Securities Corporation is a broker/dealer and a NASD and SIPC member firm located at 10 Rockefeller Plaza in New York City. It participates as a selected dealer from time to time in offerings of debt securities of the Company, primarily those of Intervest Mortgage Corporation. On June 2, 2003, the Holding Company acquired all of the outstanding capital stock of Intervest Securities Corporation in exchange for 30,000 shares of its Class B common stock that was newly issued for this transaction. Intervest Securities Corporation's total assets consisted of approximately $218,000 of cash at the time of acquisition. Prior to the acquisition, Intervest Securities Corporation was an affiliated entity in that it was wholly owned by the spouse of the Chairman of the Holding Company. The acquisition was accounted for at historical cost and accordingly, the recorded assets, liabilities and shareholders' equity of both companies were combined and recorded at their historical cost amounts. No restatements of the Company's prior period consolidated financial statements in this report have been made because the financial results of Intervest Securities Corporation were diminimus.

Intervest Statutory Trust I was formed in December 2001 and Intervest Statutory Trust II was formed in September 2003. Each was formed for the sole purpose of issuing and administering $15,000,000 of capital securities for a total of $30,000,000 as more fully described in note 9. The Trusts do not conduct any trade or business.

The Company expects to be moving from its present New York locations to the entire fourth floor of One Rockefeller Plaza in New York City in the second quarter of 2004.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Principles of Consolidation, Basis of Presentation and Use of Estimates

The consolidated financial statements include the accounts of the Holding Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, as of the date of the financial statements and revenues and expenses during the reporting periods. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the need for a valuation allowance for deferred tax assets and real estate acquired through foreclosure.

Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include federal funds sold (generally sold for one-day periods) and commercial paper and other short-term investments that have maturities of three months or less from the time of purchase.

Securities

Securities for which the Company has the ability and intent to hold until maturity are classified as securities held to maturity and are carried at cost, adjusted for accretion of discounts and amortization of premiums, which are recognized into interest income using the interest method over the period to maturity. Securities that are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates or other factors, are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale, net of related income taxes, are reported as a separate component of comprehensive income. Realized gains and losses from sales of securities are determined using the specific identification method. The Company does not acquire securities for the purpose of engaging in trading activities.

Loans Receivable

Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or satisfaction are carried at their outstanding principal net of chargeoffs, the allowance for loan losses, unamortized discounts and deferred loan fees or costs. Loan origination and commitment fees, net of certain costs, are deferred and amortized to interest income as an adjustment to the yield of the related loans over the contractual life of the loans using the interest method. When a loan is paid off or sold, or if a commitment expires unexercised, any unamortized net deferred amount is credited or charged to earnings accordingly.

Loans are placed on nonaccrual status when principal or interest becomes 90 days or more past due unless the loan is well secured and in the process of collection. Accrued interest receivable previously recognized is reversed when a loan is placed on nonaccrual status. Amortization of net deferred fee income is discontinued for loans placed on nonaccrual status. Interest payments received on loans in nonaccrual status are recognized as income on a cash basis unless future collections of principal are doubtful, in which case the payments received are applied as a reduction of principal. Loans remain on nonaccrual status until principal and interest payments are current.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses

The allowance for loan losses is netted against loans receivable and is increased by provisions charged to operations and decreased by chargeoffs (net of recoveries). The adequacy of the allowance is evaluated monthly with consideration given to: the nature and volume of the loan portfolio; overall portfolio quality; loan concentrations; specific problem loans and commitments and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; and management's perception of the current and anticipated economic conditions in the Company's lending areas. In addition, Statement of Financial Accounting Standards (SFAS) No. 114 specifies the manner in which the portion of the allowance for loan losses is computed related to certain loans that are impaired. A loan is normally deemed impaired when, based upon current information and events, it is probable the Company will be unable to collect both principal and interest due according to the contractual terms of the loan agreement. Impaired loans normally consist of loans on nonaccrual status. Interest income on impaired loans is recognized on a cash basis. Impairment for commercial real estate and residential loans is measured based on: the present value of expected future cash flows, discounted at the loan's effective interest rate; or the observable market price of the loan; or the estimated fair value of the loan's collateral, if payment of the principal and interest is dependent upon the collateral. When the fair value of the property is less than the recorded investment in the loan, this deficiency is recognized as a valuation allowance within the overall allowance for loan losses and a charge through the provision for loan losses. The Company charges off any portion of the recorded investment in the loan that exceeds the fair value of the collateral. The net carrying amount of an impaired loan does not at any time exceed the recorded investment in the loan.

Lastly, the Company's regulators, as an integral part of their examination process, periodically review the allowance for loan losses. Accordingly, the Company may be required to take certain chargeoffs and/or recognize additions to the allowance based on the regulators' judgment concerning information available to them during their examination.

Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the terms of the related leases, or the useful life of the asset, whichever is shorter. Maintenance, repairs and minor improvements are expensed as incurred, while major improvements are capitalized.

Deferred Debenture Offering Costs

Costs relating to offerings of debentures are amortized over the terms of the debentures. The costs consist primarily of underwriters' commissions. Accumulated amortization amounted to $4,794,000 at December 31, 2003 and $3,793,000 at December 31, 2002

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold. Upon foreclosure of the property, the related loan is transferred from the loan portfolio to foreclosed real estate at the lower of the loan's carrying value at the date of transfer, or estimated fair value of the property less estimated selling costs. Such amount becomes the new cost basis of the property. Adjustments made to the carrying value at the time of transfer are charged to the allowance for loan losses. After foreclosure, management periodically performs market valuations and the real estate is carried at the lower of cost or estimated fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance of the property are included in the consolidated statements of earnings.

1. **Description of Business and Summary of Significant Accounting Policies, Continued**

Stock-Based Compensation

The Company follows APB No.25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation, which has been in the form of stock warrants. SFAS No.123, "Accounting for Stock-Based Compensation," as amended by SFAS No.148 "Accounting for Stock-Based Compensation Transition and Disclosure," collectively "SFAS No.123," requires pro forma disclosures of net earnings and earnings per share determined as if the Company accounted for its stock warrants under the fair value method. Had compensation expense been determined based on the estimated fair value of the warrants at the grant or modification date in accordance with SFAS No.123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have not have been materially different than those reported.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on a review of available evidence.

Earnings Per Share (EPS)

Basic EPS is calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding. Diluted EPS is calculated by dividing adjusted net earnings by the weighted-average number of shares of common stock and dilutive potential common stock shares that may be outstanding in the future. Potential common stock shares consist of outstanding dilutive common stock warrants (which are computed using the "treasury stock method") and convertible debentures (computed using the "if converted method"). Diluted EPS considers the potential dilution that could occur if the Company's outstanding stock warrants and convertible debentures were converted into common stock that then shared in the Company's earnings (as adjusted for interest expense that would no longer occur if the debentures were converted).

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders' equity section of the consolidated balance sheet, such items along with net earnings, are components of comprehensive income.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Recent Accounting Developments

Accounting for Costs Associated with Exit or Disposal Activities. On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The new statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined therein was recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement had no impact on the Company's consolidated financial statements.

Accounting for Guarantees. On January 1, 2003, the Company adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability are to applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no impact on the Company's consolidated financial statements.

Consolidation of Variable Interest Entities. In January 2003, the FASB released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46, as revised in December 2003, changes the method of determining whether certain entities should be included in the Company's financial statements. An entity is subject to FIN 46 and is called a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

FIN 46 requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities (Capital Securities), to deconsolidate their investments in those trusts. The Company will be required to adopt FIN 46 in the first quarter of 2004. Deconsolidation would increase the Company's total assets and borrowed funds each by $968,000 upon adoption reflecting the investments in the Trusts, which will no longer be eliminated in consolidation.

In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities (Capital Securities) in Tier I capital for regulatory capital purposes until further notice. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary, provide further appropriate guidance. However, there can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier I capital for regulatory capital purposes. As of December 31, 2003, assuming the Company was not allowed to include the Capital Securities issued by Intervest Statutory Trust I and Intervest Statutory Trust II, the Company would still exceed the regulatory threshold for capital adequacy.

1. **Description of Business and Summary of Significant Accounting Policies, Continued**

Recent Accounting Developments, Continued

Accounting for Derivative Instruments and Hedging Activities. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In particular, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 had no impact on the Company's consolidated financial statements.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. However, the effective date of the statement's provisions related to the classification and measurement of certain mandatorily redeemable noncontrolling interests has been deferred indefinitely by the FASB, pending further Board action. The adoption of SFAS 150 had no impact on the Company's consolidated financial statements.

2. **Securities**

The Company did not have any securities classified as available for sale at December 31, 2003 or 2002. In 2002, there were sales of $3,500,000 of securities available for sale and gross realized gains amounted to $120,000. There were no sales of securities in 2003 or 2001.

The carrying value (amortized cost) and estimated fair value of securities held to maturity are as follows:

($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government agency securities:				
At December 31, 2003	$152,823	$278	$106	$152,995
At December 31, 2002	$145,694	$881	$ 15	$146,560

Securities held to maturity consist of debt obligations of the Federal Home Loan Bank, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Farm Credit Bank and Student Loan Marketing Association. At December 31, 2003 and 2002, the weighted-average yield and remaining maturity of the portfolio was 1.75% and 1.7 years, and 2.39% and 1.6 years, respectively. The securities have fixed rates or have predetermined scheduled rate increases, and some have call features that allow the issuer to call the security before its stated maturity without penalty.

The amortized cost and estimated fair value of securities held to maturity at December 31, 2003, by remaining term to contractual maturity is as follows:

($ in thousands)	Amortized Cost	Estimated Fair Value	Average Yield
Due in one year or less	$ 70,026	$ 70,171	1.68%
Due after one year through five years	82,797	82,824	1.81%
	$152,823	$152,995	1.75%

3. Loans Receivable

Loans receivable is as follows:

	At December 31, 2003		At December 31, 2002	
($ in thousands)	# of Loans	Amount	# of Loans	Amount
Commercial real estate loans	184	$344,071	162	$275,096
Residential multifamily loans	210	310,650	168	214,515
Land development and other land loans	6	20,526	3	1,890
Residential 1-4 family loans	26	1,628	28	1,953
Commercial business loans	28	1,662	27	1,608
Consumer loans	16	319	16	240
Loans receivable	470	678,856	404	495,302
Deferred loan fees		(7,731)		(5,390)
Allowance for loan losses		(6,580)		(4,611)
Loans receivable, net		$664,545		$485,301

At December 31, 2003, two real estate loans with an aggregate principal balance of $8,474,000 were on nonaccrual status. These loans were considered impaired under the criteria of SFAS No.114. The Company's recorded investment in these loans totaled $8,499,000. The Company believes the estimated fair value of each of the underlying properties (which are located in New York City) is greater than its recorded investment. As a result, there was no specific valuation allowance maintained. During March 2004, the aforementioned loans were brought current and returned to an accrual status. At December 31, 2003 and 2002, there were no other loans classified as nonaccrual, impaired or ninety days past due and still accruing interest. Interest income that was not recorded on nonaccrual loans under their contractual terms amounted to $339,000 in 2003, 29,000 in 2002 and $51,000 in 2001. The average balance of nonaccrual (impaired) loans for 2003, 2002 and 2001 was $4,568,000, $310,000 and $204,000, respectively.

Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas the properties are located, as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties (such as office buildings, shopping centers and rental and cooperative apartment buildings).

The geographic distribution of the loan portfolio is as follows:

	At December 31, 2003		At December 31, 2002	
($ in thousands)	Amount	% of Total	Amount	% of Total
New York	$435,790	64.2%	$278,280	56.2%
Florida	189,802	28.0	184,257	37.2
Connecticut and New Jersey	39,681	5.8	21,991	4.4
All other	13,583	2.0	10,774	2.2
	$678,856	100.0%	$495,302	100.0%

4. Allowance for Loan Losses

Activity in the allowance for loan losses is as follows:

	For the Year Ended December 31,		
($ in thousands)	2003	2002	2001
Allowance at beginning of year	$4,611	$3,380	$2,768
Provision charged to operations	1,969	1,274	612
Chargeoffs (1)	-	(150)	-
Recoveries (2)	-	107	-
Allowance at end of year	$6,580	$4,611	$3,380

(1) Represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.
(2) Represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.

5. Premises and Equipment, Lease Commitments and Rental Expense

Premises and equipment is as follows:

($ in thousands)	At December 31, 2003	2002
Land	$ 1,516	$ 1,516
Buildings	4,913	4,810
Leasehold improvements	346	335
Furniture, fixtures and equipment	2,137	2,435
Total cost	8,912	9,096
Less accumulated deprecation and amortization	(3,160)	(2,998)
Net book value	$ 5,752	$ 6,098

The office of the Holding Company, Intervest Mortgage Corporation and Intervest Securities Corporation is located in leased premises on the tenth floor of 10 Rockefeller Plaza in New York City. The Bank's headquarters and branch office is located in leased premises on the third floor of One Rockefeller Plaza in New York City. In addition, the Bank leases its Belcher Road office in Clearwater, Florida. The leases expire in September 2004, May 2008 and June 2007, respectively. The Bank owns all of its remaining offices in Florida. In October 2003, the Holding Company leased the entire fourth floor of One Rockefeller Plaza through March 2014. The Holding Company, the Bank's headquarters and branch office, Intervest Mortgage Corporation and Intervest Securities Corporation will be moving from their present locations to the fourth floor upon completion of renovations, with the Bank expected to occupy one-half of this space. Upon relocation, the Bank's current lease of the third floor will be canceled, while the current lease for the tenth floor of 10 Rockefeller plaza will continue to run until it expires in September 2004, or earlier if such space is rented by the landlord prior thereto. All the leases contain operating escalation clauses related to taxes and operating costs based upon various criteria and are accounted for as operating leases.

Future minimum annual lease rental payments due under noncancellable operating leases as of December 31, 2003 are as follows: $1,002,000 in 2004; $907,000 in 2005; $911,000 in 2006; $852,000 in 2007; $856,000 in 2008; and $4,717,000 thereafter for an aggregate amount of $9,245,000. Rent expense aggregated $654,000 in 2003, $618,000 in 2002 and $554,000 in 2001. The Bank leases certain of the space in its office buildings in Florida that is not used for banking operations to other companies under leases that expire at various times through July 2008. Future lease rental income due under such leases as of December 31, 2003 are as follows: $477,000 in 2004; $435,000 in 2005; $358,000 in 2006; $188,000 in 2007; and $17,000 in 2008 for an aggregate amount of $1,475,000. Lease rental income aggregated $462,000 in 2003, $421,000 in 2002 and $388,000 in 2001.

6. Deposits

Scheduled maturities of certificates of deposit accounts are as follows:

	At December 31, 2003		At December 31, 2002	
($ in thousands)	Amount	Wtd-Avg Stated Rate	Amount	Wtd-Avg Stated Rate
Within one year	$182,693	2.75%	$122,890	3.51%
Over one to two years	90,936	3.64	57,895	4.18
Over two to three years	30,094	4.43	31,281	5.53
Over three to four years	89,085	4.83	17,730	5.32
Over four years	74,351	4.20	95,187	4.92
	$467,159	3.66%	$324,983	4.33%

Certificate of deposit accounts of $100,000 or more totaled $123,063,000 and $72,872,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, certificate of deposit accounts of $100,000 or more by remaining maturity were as follows: due within one year $46,419,000; over one to two years $25,252,000; over two to three years $7,516,000; over three to four years $23,721,000; and over four years $20,155,000.

6. Deposits, Continued

Interest expense on deposits is as follows:

	For the Year Ended December 31,		
($ in thousands)	2003	2002	2001
Interest checking accounts	$ 182	$ 221	$ 238
Savings accounts	601	762	778
Money market accounts	2,763	3,082	2,640
Certificates of deposit accounts	14,891	13,304	13,423
	$18,437	$17,369	$17,079

7. Subordinated Debentures and Mortgage Note Payable

Subordinated debentures and mortgage note payable are summarized as follows:

		At December 31,	
($ in thousands)		2003	2002
INTERVEST MORTGAGE CORPORATION (1):			
Series 05/12/95 - interest at 2% above prime	- due April 1, 2004	$ 9,000	$ 9,000
Series 10/19/95 - interest at 2% above prime	- due October 1, 2004	9,000	9,000
Series 05/10/96 - interest at 2% above prime	- due April 1, 2005	10,000	10,000
Series 10/15/96 - interest at 2% above prime	- due October 1, 2005	5,500	5,500
Series 04/30/97 - interest at 1% above prime	- due October 1, 2005	8,000	8,000
Series 11/10/98 - interest at 8 ½% fixed	- due January 1, 2003	-	1,400
Series 11/10/98 - interest at 9% fixed	- due January 1, 2005	2,600	2,600
Series 06/28/99 - interest at 8 ½% fixed	- due July 1, 2004	2,000	2,000
Series 06/28/99 - interest at 9% fixed	- due July 1, 2006	2,000	2,000
Series 09/18/00 - interest at 8% fixed	- due January 1, 2004	-	1,250
Series 09/18/00 - interest at 8 ½% fixed	- due January 1, 2006	1,250	1,250
Series 09/18/00 - interest at 9% fixed	- due January 1, 2008	1,250	1,250
Series 08/01/01 - interest at 7 ½% fixed	- due April 1, 2005	1,750	1,750
Series 08/01/01 - interest at 8% fixed	- due April 1, 2007	2,750	2,750
Series 08/01/01 - interest at 8 ½% fixed	- due April 1, 2009	2,750	2,750
Series 01/17/02 - interest at 7 ¼% fixed	- due October 1, 2005	1,250	1,250
Series 01/17/02 - interest at 7 ½% fixed	- due October 1, 2007	2,250	2,250
Series 01/17/02 - interest at 7 ¾% fixed	- due October 1, 2009	2,250	2,250
Series 08/05/02 - interest at 7 ¼% fixed	- due January 1, 2006	1,750	1,750
Series 08/05/02 - interest at 7 ½% fixed	- due January 1, 2008	3,000	3,000
Series 08/05/02 - interest at 7 ¾% fixed	- due January 1, 2010	3,000	3,000
Series 01/21/03 - interest at 6 ¾% fixed	- due July 1, 2006	1,500	-
Series 01/21/03 - interest at 7 % fixed	- due July 1, 2008	3,000	-
Series 01/21/03 - interest at 7 ¼% fixed	- due July 1, 2010	3,000	-
Series 07/25/03 - interest at 6 ½% fixed	- due October 1, 2006	2,500	-
Series 07/25/03 - interest at 6 ¾% fixed	- due October 1, 2008	3,000	-
Series 07/25/03 - interest at 7 % fixed	- due October 1, 2010	3,000	-
		87,350	74,000
INTERVEST BANCSHARES CORPORATION:			
Series 05/14/98 - interest at 8% fixed	- due July 1, 2008	4,840	6,930
Series 12/15/00 - interest at 8% fixed	- due April 1, 2004	-	1,000
Series 12/15/00 - interest at 8 ½% fixed	- due April 1, 2006	1,250	1,250
Series 12/15/00 - interest at 9% fixed	- due April 1, 2008	1,250	1,250
		7,340	10,430
INTERVEST NATIONAL BANK:			
Mortgage note payable - interest at 7% fixed	- due February 1, 2017	255	266
		$94,945	$84,696

(1) Prime represents prime rate of JPMorganChase Bank, which was 4.00% on December 31, 2003 and 4.25% on December 31, 2002.

7. Subordinated Debentures and Mortgage Note Payable, Continued

In January 2004, Intervest Mortgage Corporation issued Series 11/28/03 debentures totaling $10,000,000 in principal amount, of which $1,750,000 accrue and pay interest quarterly and $8,250,000 accrue and compound interest quarterly until maturity.

In 2003, Intervest Mortgage Corporation issued Series 1/21/03 and 7/25/03 debentures totaling $16,000,000 in principal amount. The sales, after underwriter's commissions and other issuance costs, resulted in net proceeds of $14,826,000. In 2003, Intervest Mortgage Corporation's Series 11/10/98 debentures maturing on January 1, 2003 were redeemed for principal of $1,400,000 and accrued interest of $570,000, and Series 9/18/00 debentures maturing on January 1, 2004 were redeemed on November 1, 2003 for principal of $1,250,000 and accrued interest of $335,000.

Intervest Mortgage Corporation's floating-rate Series 5/12/95 through 4/30/97 debentures have a maximum interest rate of 12%. Interest on an aggregate of $6,330,000 of these debentures at December 31, 2003 is accrued and compounded quarterly, and is due and payable at maturity. The payment of interest on the remaining debentures in this Series is made quarterly. Additionally, any debenture holder whose interest accrues and is due at maturity may at any time elect to receive the accrued interest and subsequently receive regular payments of interest.

Intervest Mortgage Corporation's Series 11/10/98, 6/28/99, 9/18/00, $770,000 of Series 8/01/01, $270,000 of Series 1/17/02 and $1,520,000 of Series 8/05/02 debentures accrue and compound interest quarterly, with such interest due and payable at maturity. Interest is paid quarterly on the remaining debentures in Series 8/01/01, 1/17/02, 8/5/02 and all debentures in Series 1/21/03 and 7/25/03. The holders of Series 11/10/98, 6/28/99, 9/18/00, 01/17/02, 08/05/02, 1/21/03, 7/25/03 and 11/28/03 debentures can require Intervest Mortgage Corporation to repurchase the debentures for face amount plus accrued interest each year (beginning October 1, 2005 for Series 01/17/02, January 1, 2006 for Series 08/05/02, July 1, 2006 for Series 1/21/03, October 1, 2006 for Series 7/25/03 and April 1, 2007 for Series 11/28/03) provided, however, in no calendar year will Intervest Mortgage Corporation be required to purchase more than $100,000 in principal amount of each maturity, in each series of debentures, on a non-cumulative basis.

At any time, all of Intervest Mortgage Corporation's debentures may be redeemed at its option, in whole or in part, for face value, except for Series 1/21/03, 7/25/03 and 11/28/03. Redemptions would be a premium of 1% if the redemption is prior to April 1, 2004 for Series 01/21/03, prior to July 1, 2004 for Series 07/25/03 and prior to January 1, 2005 for Series 11/28/03. All the debentures are unsecured and subordinate to all present and future senior indebtedness, as defined in the indenture related to each debenture.

The Holding Company's Series 5/14/98 subordinated debentures are due July 1, 2008 and are convertible at the option of the holders at any time prior to April 1, 2008, unless previously redeemed by the Holding Company, into shares of its Class A common stock at the following conversion prices per share: $12.00 in 2004; $14.00 in 2005; $16.00 in 2006; $18.00 in 2007 and $20.00 from January 1, 2008 through April 1, 2008. The Holding Company has the right to establish conversion prices that are less than those set forth above for such periods as it may determine. In 2003, $3,100,000 of debentures ($2,090,000 of principal and $1,010,000 of accrued interest) were converted into shares of Class A common stock at $10.01 per share.

Interest accrues and compounds each calendar quarter on $4,170,000 of the convertible debentures at the rate of 8% per annum, while $670,000 of the debentures pay interest each calendar quarter at the rate of 8% per annum. All accrued interest is due and payable at maturity whether by acceleration, redemption or otherwise. Any convertible debenture holder may, on or before July 1 of each year elect to be paid all accrued interest and to thereafter receive payments of interest quarterly. All of the Holding Company's debentures may be redeemed, in whole or in part, at any time at the option of the Holding Company for face value.

The mortgage note payable cannot be prepaid except during the last year of its term.

7. Subordinated Debentures and Mortgage Note Payable, Continued

Scheduled contractual maturities as of December 31, 2003 are as follows:

($ in thousands)	Principal	Accrued Interest
For the year ended December 31, 2004	$ 20,013	$6,711
For the year ended December 31, 2005	29,116	3,325
For the year ended December 31, 2006	10,269	1,382
For the year ended December 31, 2007	5,022	66
For the year ended December 31, 2008	16,365	2,772
Thereafter	14,160	157
	$94,945	$14,413

8. Federal Funds Purchased and Lines of Credit

From time to time, the Bank may borrow funds on an overnight or short-term basis to manage its liquidity needs. The Bank has agreements with correspondent banks whereby it may borrow up to $16,000,000 on an unsecured basis. As a member of the Federal Home Loan Bank of New York and the Federal Reserve Bank of New York, the Bank also has the ability to borrow from these institutions on a secured basis that amounted to approximately $145,000,000 at December 31, 2003 based on available collateral. At December 31, 2003 and 2002, there were no outstanding borrowings under any of these lines.

9. Subordinated Debentures - Capital Securities

Intervest Statutory Trust I was formed in December 2001 for the sole purpose of issuing and administering 9.875% Trust Preferred Securities due December 18, 2031 in the aggregate principal amount of $15,000,000, hereafter referred to as "Capital Securities I". The net proceeds from the sale, in addition to the initial capital contribution of $464,000 from the Holding Company to the Trust, were reinvested into the Holding Company in exchange for $15,464,000 of the Holding Company's 9.875% Junior Subordinated Debentures due December 18, 2031. Intervest Statutory Trust II was formed in September 2003 for the sole purpose of issuing and administering 6.75% Trust Preferred Securities due September 17, 2033 in the aggregate principal amount of $15,000,000, hereafter referred to as the "Capital Securities II". The net proceeds from the sale, in addition to the initial capital contribution of $464,000 from the Holding Company to the Trust, were reinvested into the Holding Company in exchange for $15,464,000 of the Holding Company's 6.75% Junior Subordinated Debentures due September 17, 2033.

The sole assets of the Trusts, the obligors on the Capital Securities, are the Junior Subordinated Debentures. In addition, for each Trust, the Holding Company has guaranteed the payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to the Capital Securities. Cash distributions are payable semi-annually in arrears at the fixed rate of 9.875% per annum on December 18 and June 18 of each year for the Capital Securities I and the 9.875% Junior Subordinated Debentures. For the Capital Securities II and the 6.75% Junior Subordinated Debentures, cash distributions are payable quarterly in arrears on March 17, June 17, September 17 and December 17 of each year based on a fixed rate of 6.75% per annum for the first five years, and thereafter at the rate of 2.95% over 3 month libor until maturity. Issuance costs of $469,000 associated with Capital Securities I and $444,000 for Capital Securities II have been capitalized by the Holding Company and are being amortized over the life of the securities.

All of the Capital Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at stated maturity or, at the option of the Holding Company, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in the law such that the Trust would be considered an investment company and (ii) in whole or in part at any time on or after December 18, 2006 for Capital Securities I and September 17, 2008 for Capital Securities II contemporaneously with the optional redemption by the Holding Company of the Junior Subordinated Debentures in whole or in part.

9. Subordinated Debentures - Capital Securities, Continued

The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Holding Company (i) on or after December 18, 2006 for the 9.875% Junior Subordinated Debentures and on or after September 17, 2008 for the 6.75% Junior Subordinated Debentures, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in law such that the Trust would be considered an investment company. Any redemption would need prior regulatory approvals.

10. Stockholders' Equity

The Holding Company's Board of Directors is authorized to issue up to 300,000 shares of preferred stock of the Holding Company without stockholder approval. The powers, preferences and rights, and the qualifications, limitations, and restrictions thereof on any series of preferred stock issued is determined by the Board of Directors. At December 31, 2003 and 2002, there was no preferred stock issued and outstanding.

Class A and B common stock have equal voting rights as to all matters, except that, so long as at least 50,000 shares of Class B common stock remain issued and outstanding, the holders of the outstanding shares of Class B common stock are entitled to vote for the election of two-thirds of the Board of Directors (rounded up to the nearest whole number), and the holders of the outstanding shares of Class A common stock are entitled to vote for the remaining Directors of the Holding Company. The shares of Class B common stock are convertible, on a share-for-share basis, into Class A common stock at any time.

11. Asset and Dividend Restrictions

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction accounts. At December 31, 2003 and 2002, balances maintained as reserves were approximately $691,000 and $470,000, respectively.

As a member of the Federal Reserve Banking system, the Bank must maintain an investment in the capital stock of the Federal Reserve Bank. At December 31, 2003 and 2002, such investment, which earns a dividend, aggregated $1,384,000 and $1,108,000, respectively. As a member of the Federal Home Loan Banking system, the Bank must maintain an investment in the capital stock of the Federal Home Loan Bank. At December 31, 2003, such investment, which currently earns a dividend, aggregated $1,691,000. The Bank became a member of the Federal Home Loan Bank of New York in 2003.

At December 31, 2003 and 2002, U.S. government agency securities with a carrying value of $5,835,000 and $7,081,000, respectively, were pledged against various deposit accounts and lines of credit.

The payment of dividends by the Holding Company to its shareholders and the payment of dividends by the Holding Company's subsidiaries to the Holding Company itself is subject to various regulatory restrictions. These restrictions take into consideration various factors such as whether there are sufficient net earnings, as defined, liquidity, asset quality, capital adequacy and economic conditions. The holders of Class A common stock and Class B common stock share ratably in any dividend. The Holding Company has not paid any dividends on its capital stock and currently is not contemplating the payment of a dividend.

12. Profit Sharing Plans

The Company sponsors tax-qualified, profit sharing plans in accordance with the provisions of Section 401(k) of the Internal Revenue Code, whereby eligible employees meeting certain length-of-service requirements may make tax-deferred contributions up to certain limits. The Company makes discretionary matching contributions up to 3% of employee compensation, which vest to the employees over a period of time. Total cash contributions to the plans included in the consolidated statements of earnings aggregated $55,000, $47,000 and $37,000 in 2003, 2002 and 2001, respectively.

13. Related Party Transactions

The Bank has deposit accounts from affiliated companies, directors, executive officers and members of their immediate families and related business interests of approximately $35,000,000 at December 31, 2003 and $19,000,000 at December 31, 2002. There are no loans to any directors or executive officers of the Holding Company or its subsidiaries.

The Company paid fees of approximately $262,000 in 2003, $157,000 in 2002 and $219,000 in 2001 for legal services rendered by a law firm, a principal of which is a director of the Company. The Company paid commissions and fees in connection with the placement of debentures of approximately $531,000 in 2003, $515,000 in 2002 and $301,000 in 2001 to a broker/dealer, a principal of which is a director of the Company.

14. Common Stock Warrants

The Holding Company's common stock warrants outstanding entitle the registered holders thereof to purchase one share of common stock for each warrant. All warrants are exercisable when issued, except for certain Class B common stock warrants. In 2001, the Holding Company modified the terms of its Class A and Class B warrants as follows: the expiration date of all warrants exercisable at $6.67 per share were extended one year beyond their original expiration dates effective October 4, 2001, and the exercise price of certain Class A warrants (exercisable at $12.50 and $16.00 per share as of December 31, 2001) were reduced to $10.01 per share commencing January 1, 2002 until their original expiration date of December 31, 2002. In 2002, the $10.01 per share warrants were further modified by extending their expiration date to December 31, 2003.

Data concerning common stock warrants is as follows:

	Exercise Price Per Warrant		Total	Wtd-Avg
Class A Common Stock Warrants:	$6.67	$10.01 (1)	Warrants	Exercise Price
Outstanding at December 31, 2000 and 2001	1,370,815	1,084,403	2,455,218	$ 9.42
Exercised in 2002	(772,600)	(30,858)	(803,458)	$ 9.88
Expired in 2002	(96,750)	-	(96,750)	$ 6.67
Outstanding at December 31, 2002	501,465	1,053,545	1,555,010	$ 8.93
Exercised in 2003	-	945,717	945,717	$10.01
Expired in 2003	-	65,318	65,318	$10.01
Outstanding at December 31, 2003	501,465	42,510	543,975	$ 6.93
Remaining contractual life in years at December 31, 2003	3.1	-	2.8	

(1) The holders of the 42,510 warrants outstanding at December 31, 2003 presented these warrants to the Company for exercise prior to the expiration date of December 31, 2003. The resulting shares were issued in January 2004. For purposes of this schedule, they are shown as outstanding at December 31, 2003.

	Exercise Price Per Warrant		Total	Wtd-Avg
Class B Common Stock Warrants:	$6.67	$10.00 (1)	Warrants	Exercise Price
Outstanding at December 31, 2001, 2002 and 2003	145,000	50,000	195,000	$ 7.52
Remaining contractual life in years at December 31, 2003	4.1	4.1	4.1	

(1) At December 31, 2003, 42,600 of these warrants were immediately exercisable. An additional 7,400 warrants vest and become exercisable on April 27th of 2004. These warrants, which expire on January 31, 2008, become fully vested earlier upon certain conditions.

14. Common Stock Warrants, Continued

The Company elects to use the intrinsic value-based method prescribed under APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock warrants. Under this method, compensation expense related to stock warrants granted to employees is the excess, if any, of the market price of the stock as of the grant or modification date over the exercise price of the warrant.

For warrants granted to employees whose exercise price was reduced to $10.01 effective January 1, 2002 and whose expiration date was extended in 2002, compensation expense was recorded under variable rate accounting as prescribed by APB 25 and related interpretations. For these warrants, which originally totaled 138,500, compensation expense was recorded in salaries and employee benefits expense with a corresponding credit to paid in capital in the consolidated financial statements.

Compensation expense recorded in connection with warrants is summarized as follows:

	For the Year Ended December 31,		
($ in thousands)	2003	2002	2001
Compensation expense recorded in connection with vesting of Class B warrants during the period	$ 26	$ 26	$25
Compensation expense recorded in connection with Class A common stock warrants whose terms were modified	418	109	-
	$444	$135	$25

15. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return and combined state and city income tax returns in New York. The Company also files a franchise tax return in Delaware. The Bank files a state income tax return in Florida. All returns are filed on a calendar year basis.

At December 31, 2003 and 2002, the Company had a net deferred tax asset of $2,960,000 and $1,997,000, respectively. The asset relates to the unrealized benefit for net temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases that will result in future tax deductions. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized based on available evidence. Management believes that it is more likely than not that the Company's deferred tax asset will be realized and accordingly, a valuation allowance for deferred tax assets was not maintained at any time during 2003, 2002 or 2001.

Allocation of federal, state and local income taxes between current and deferred portions is as follows:

($ in thousands)	Current	Deferred	Total
Year Ended December 31, 2003:			
Federal	$5,576	$(782)	$4,794
State and Local	2,260	(181)	2,079
	$7,836	$(963)	$6,873
Year Ended December 31, 2002:			
Federal	$4,004	$(547)	$3,457
State and Local	1,390	(134)	1,256
	$5,394	$(681)	$4,713
Year Ended December 31, 2001:			
Federal	$2,265	$(284)	$1,981
State and Local	809	(80)	729
	$3,074	$(364)	$2,710

15. Income Taxes, Continued

The components of the deferred tax benefit are as follows:

	For the Year Ended December 31,		
($ in thousands)	2003	2002	2001
Allowance for loan losses	$(896)	$(623)	$(220)
Organization and startup costs	29	28	41
Stock-based compensation	45	(62)	(12)
Depreciation	(65)	(41)	(18)
Deferred income	(75)	13	(157)
All other	(1)	4	2
	$(963)	$(681)	$(364)

The tax effects of the temporary differences that give rise to the deferred tax asset are as follows:

	At December 31,	
($ in thousands)	2003	2002
Allowance for loan losses	$2,468	$1,572
Organization and startup costs	11	40
Stock-based compensation	73	118
Depreciation	179	114
Deferred income	219	144
All other	10	9
Total deferred tax asset	$2,960	$1,997

The reconciliation between the statutory federal income tax rate and the Company's effective tax rate (including state and local taxes) is as follows:

	For the Year Ended December 31,		
	2003	2002	2001
Tax provision at statutory rate	35.0%	34.0%	34.0%
Increase in taxes resulting from:			
State and local income taxes, net of federal benefit	8.2	6.6	7.6
Other	(0.2)	-	0.2
	43.0%	40.6%	41.8%

16. Earnings Per Share

Net earnings applicable to common stock and the weighted-average number of shares used for basic and diluted earnings per share computations are as follows:

	For the Year Ended December 31,		
($ in thousands, except share and per share amounts)	2003	2002	2001
Basic earnings per share:			
Net earnings applicable to common stockholders	$9,120	$6,906	$3,778
Average number of common shares outstanding	4,938,995	4,043,619	3,899,629
Basic earnings per share amount	$1.85	$1.71	$0.97
Diluted earnings per share:			
Net earnings applicable to common stockholders	$9,120	$6,906	$3,778
Adjustment to net earnings from assumed conversion of debentures	452	436	-
Adjusted net earnings for diluted earnings per share computation	$9,572	$7,342	$3,778
Average number of common shares outstanding:			
Common shares outstanding	4,938,995	4,043,619	3,899,629
Potential dilutive shares resulting from exercise of warrants	356,339	313,519	-
Potential dilutive shares resulting from conversion of debentures	962,386	990,983	-
Total average number of common shares outstanding used for dilution	6,257,720	5,348,121	3,899,629
Diluted earnings per share amount	$1.53	$1.37	$0.97

16. Earnings Per Share, Continued

In 2003 and 2002, all warrants and convertible debentures outstanding were considered in the computation of diluted EPS because they were dilutive. In 2001, 2,650,218 warrants with exercise prices ranging from $6.67 to $16.00 were not considered in the computations of diluted EPS for 2001 because the warrants' exercise price per share exceeded the average market price of Class A common stock during 2001 and as a result, they were not dilutive. Convertible debentures with principal and accrued interest totaling $9,164,000 at December 31, 2001 and convertible at $14.00 per share into Class A common stock were not considered in the diluted EPS computations for 2001 because they were not dilutive.

17. Contingencies

The Company is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as foreclosure proceedings. Management does not believe that there is any pending or threatened proceeding against the Company which, if determined adversely, would have a material effect on the business, results of operations, financial position or liquidity of the Company.

18. Regulatory Capital

The Holding Company is subject to regulation, examination and supervision by the Federal Reserve Bank (FRB). The Bank is also subject to regulation, examination and supervision by the Federal Deposit Insurance Corporation (FDIC) and the Office of the Comptroller of the Currency of the United States of America (OCC). Intervest Securities Corporation is subject to regulation, examination and supervision by the U.S. Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet them can initiate certain mandatory and possibly discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. These capital amounts are also subject to qualitative judgement by the regulators about components, risk weighting and other factors.

Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by the regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, as defined by the regulations.

Management believes, as of December 31, 2003 and 2002, that the Company and the Bank met all capital adequacy requirements to which they are subject. As of December 31, 2003, the most recent notification from the regulators categorized the Bank as a well-capitalized institution under the regulatory framework for prompt corrective action, which requires minimum Tier 1 leverage and Tier 1 and total risk-based capital ratios of 5%, 6% and 10%, respectively. Management believes that there are no current conditions or events outstanding that would change the designation from well capitalized.

18. Regulatory Capital, Continued

The table that follows presents information regarding the Company's and the Bank's capital adequacy.

	Actual		Minimum Capital Requirements		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions	
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated as of December 31, 2003:						
Total capital to risk-weighted assets	$109,029	14.84%	$58,787	8.00%	NA	NA
Tier 1 capital to risk-weighted assets	$ 97,571	13.28%	$29,394	4.00%	NA	NA
Tier 1 capital to average assets	$ 97,571	11.31%	$34,515	4.00%	NA	NA
Consolidated as of December 31, 2002:						
Total capital to risk-weighted assets	$70,764	13.06%	$43,342	8.00%	NA	NA
Tier 1 capital to risk-weighted assets	$66,153	12.21%	$21,671	4.00%	NA	NA
Tier 1 capital to average assets	$66,153	9.88%	$26,788	4.00%	NA	NA
Intervest National Bank at December 31, 2003:						
Total capital to risk-weighted assets	$77,709	12.53%	$49,612	8.00%	$62,016	10.00%
Tier 1 capital to risk-weighted assets	$71,399	11.51%	$24,806	4.00%	$37,209	6.00%
Tier 1 capital to average assets	$71,399	9.66%	$29,569	4.00%	$36,962	5.00%
Intervest National Bank at December 31, 2002:						
Total capital to risk-weighted assets	$54,777	12.16%	$36,048	8.00%	$45,060	10.00%
Tier 1 capital to risk-weighted assets	$50,313	11.17%	$18,024	4.00%	$27,036	6.00%
Tier 1 capital to average assets	$50,313	8.84%	$22,768	4.00%	$28,460	5.00%

Intervest Securities Corporation is subject to the SEC's Uniform Net Capital Rule [15c3-1 (a) (2) (vi)], which requires the maintenance of minimum net capital of $5,000. At December 31, 2003 and 2002, Intervest Securities Corporation's net capital was $459,000 and $208,000, respectively.

19. Off-Balance Sheet Financial Instruments

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments are in the form of commitments to extend credit, unused lines of credit and standby letters of credit, and may involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Company's maximum exposure to credit risk is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of fees.

Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

19. Off-Balance Sheet Financial Instruments, Continued

The notional amounts of the Company's off-balance sheet financial instruments is as follows:

	At December 31,	
($ in thousands)	2003	2002
Unfunded loan commitments	$123,791	$68,244
Available lines of credit	825	533
Standby letters of credit	100	1,267
	$124,716	$70,044

20. Fair Value of Financial Instruments

The carrying and estimated fair values of the Company's financial instruments are as follows:

	At December 31, 2003		At December 31, 2002	
($ in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 64,128	$ 64,128	$ 30,849	$ 30,849
Time deposits with banks	-	-	2,000	2,000
Securities held to maturity, net	152,823	152,995	145,694	146,560
FRB and FHLB stock	3,075	3,075	1,108	1,108
Loans receivable, net	664,545	700,855	485,301	497,664
Accrued interest receivable	4,995	4,995	4,263	4,263
Financial Liabilities:				
Deposit liabilities	675,513	687,135	505,958	515,018
Debentures payable plus accrued interest	139,200	143,667	113,302	115,992
Mortgage note payable	255	272	266	278
Accrued interest payable on deposits	1,080	1,080	895	895
Off-Balance Sheet Instruments:				
Commitments to lend	868	868	415	415

Fair value estimates are made at a specific point in time based on available information about each financial instrument. Where available, quoted market prices are used. However, a significant portion of the Company's financial instruments, such as commercial real estate and multifamily loans, do not have an active marketplace in which they can be readily sold or purchased to determine fair value. Consequently, fair value estimates for such instruments are based on assumptions made by management that include the financial instrument's credit risk characteristics and future estimated cash flows and prevailing interest rates. As a result, these fair value estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Accordingly, changes in any of management's assumptions could cause the fair value estimates to deviate substantially.

The fair value estimates also do not reflect any additional premium or discount that could result from offering for sale, at one time, the Company's entire holdings of a particular financial instrument, nor estimated transaction costs.

20. Fair Value of Financial Instruments, Continued

Further, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on and have not been considered in the fair value estimates. Finally, fair value estimates do not attempt to estimate the value of anticipated future business, the Company's customer relationships, branch network, and the value of assets and liabilities that are not considered financial instruments, such as core deposit intangibles and premises and equipment.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Securities. The estimated fair value of securities held to maturity is based on quoted market prices. The estimated fair value of the Federal Reserve Bank and Federal Home Loan Bank stock approximates fair value since the securities do not present credit concerns and are redeemable at cost.

Loans Receivable. The estimated fair value of loans is based on a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Management can make no assurance that its perception and quantification of credit risk would be viewed in the same manner as that of a potential investor. Therefore, changes in any of management's assumptions could cause the fair value estimates of loans to deviate substantially.

Deposits. The estimated fair value of deposits with no stated maturity, such as savings, money market, checking and noninterest-bearing demand deposit accounts approximates carrying value. The estimated fair value of certificates of deposit are based on the discounted value of their contractual cash flows. The discount rate used in the present value computation was estimated by comparison to current interest rates offered by the Bank for certificates of deposit with similar remaining maturities.

Debentures, Mortgage Note Payable and Accrued Interest Payable. The estimated fair value of debentures and related accrued interest payable as well as the mortgage note payable is based on a discounted cash flow analysis. The discount rate used in the present value computation was estimated by comparison to what management believes to be the Company's incremental borrowing rate for similar arrangements.

All Other Financial Assets and Liabilities. The estimated fair value of cash and cash equivalents, time deposits with banks, accrued interest receivable and accrued interest payable on deposits approximates their carrying values since these instruments are payable on demand or have short-term maturities.

Off-Balance Sheet Instruments. The carrying amounts of commitments to lend approximated estimated fair value. The fair value of commitments to lend is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter party's credit standing.

21. Acquisition of Intervest Securities Corporation

On June 2, 2003, the Holding Company acquired all of the outstanding capital stock of Intervest Securities Corporation in exchange for 30,000 shares of its Class B common stock that was newly issued for this transaction. Intervest Securities Corporation's total assets consisted of approximately $218,000 of cash at the time of acquisition. Prior to the acquisition, Intervest Securities Corporation was an affiliated entity in that it was wholly owned by the spouse of the Chairman of the Holding Company. Intervest Securities Corporation is a broker/dealer and a NASD and SIPC member firm located at 10 Rockefeller Plaza in New York City and it participates as a selected dealer from time to time in offerings of debt securities of the Company, primarily those of Intervest Mortgage Corporation.

The acquisition was accounted for at historical cost and accordingly, the recorded assets, liabilities and shareholders' equity of both companies were combined and recorded at their historical cost amounts. No restatements of the Company's prior period consolidated financial statements in this report have been made because the financial results of Intervest Securities Corporation were diminimus.

22. Holding Company Financial Information

Condensed Balance Sheets

($ in thousands)	At December 31, 2003	At December 31, 2002
ASSETS		
Cash and due from banks	$ 286	$ 229
Short-term investments	2,682	7,258
Total cash and cash equivalents	2,968	7,487
Loans receivable, net (net of allowance for loan losses of $78 and $47 at December 31, 2003 and 2002)	15,514	9,239
Investment in subsidiaries	93,467	63,813
Deferred debenture offering costs, net of amortization	1,172	942
Stock proceeds receivable from warrant conversions	2,535	-
All other assets	528	809
Total assets	$116,184	$82,290
LIABILITIES		
Debentures payable	$38,268	$25,894
Accrued interest payable on debentures	2,461	3,123
All other liabilities	70	147
Total liabilities	40,799	29,164
STOCKHOLDERS' EQUITY		
Common equity	75,385	53,126
Total stockholders' equity	75,385	53,126
Total liabilities and stockholders' equity	$116,184	$82,290

Condensed Statements of Earnings

($ in thousands)	For the Year Ended December 31, 2003	2002	2001
Interest income	$ 1,125	$ 988	$ 818
Interest expense	3,024	2,695	1,124
Net interest expense	(1,899)	(1,707)	(306)
Provision (credit) for loan losses	32	(2)	19
Noninterest income	346	205	176
Noninterest expenses	748	544	226
Loss before income taxes	(2,333)	(2,044)	(375)
Credit for income taxes	(1,033)	(924)	(172)
Net loss before earnings of subsidiaries	(1,300)	(1,120)	(203)
Equity in earnings of Intervest National Bank	8,667	6,459	3,404
Equity in earnings of Intervest Mortgage Corporation	1,759	1,567	577
Equity in net loss of Intervest Securities Corporation	(6)	-	-
Net earnings	$9,120	$6,906	$3,778
Cash dividends received from subsidiaries	$1,695	$1,500	$ 125

22. Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	For the Year Ended December 31,		
($ in thousands)	2003	2002	2001
OPERATING ACTIVITIES			
Net earnings	$ 9,120	$ 6,906	$ 3,778
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in earnings of subsidiaries	(10,420)	(8,026)	(3,981)
Cash dividends received from subsidiaries	1,695	1,500	125
Provision (credit) for loan losses	32	(2)	19
Deferred income tax expense (benefit)	38	(55)	(16)
Compensation expense from awards/modifications of stock warrants	444	135	26
Increase in accrued interest payable on debentures	347	756	831
Change in all other assets and liabilities, net	175	(365)	81
Net cash provided by operating activities	1,431	849	863
INVESTING ACTIVITIES			
Investment in subsidiaries, net	(20,715)	(338)	(15,500)
Cash acquired through acquisition of Intervest Securities Corporation	218	-	-
Purchase of equipment and leasehold improvements	(11)	(2)	-
Loan originations and principal repayments, net	(6,316)	389	(3,738)
Net cash (used in) provided by investing activities	(26,824)	49	(19,238)
FINANCING ACTIVITIES			
Net decrease in mortgage escrow funds payable	(75)	(64)	(11)
Gross proceeds from issuance of debentures	15,464	-	18,500
Debenture offering costs	(446)	(9)	(700)
Principal repayments of debentures	(1,000)	-	-
Proceeds from issuance of common stock upon the exercise of stock warrants	6,931	5,801	-
Net cash provided by financing activities	20,874	5,728	17,789
Net (decrease) increase in cash and cash equivalents	(4,519)	6,626	(586)
Cash and cash equivalents at beginning of year	7,487	861	1,447
Cash and cash equivalents at end of year	$ 2,968	$ 7,487	$ 861
SUPPLEMENTAL DISCLOSURES			
Cash paid (received) during the year for:			
Interest	$ 2,545	$ 1,825	$ 202
Income taxes	(1,136)	(617)	(139)
Noncash transactions:			
Conversion of debentures into Class A common stock:			
Principal converted	2,090	-	-
Accrued interest converted	1,009	-	-
Unamortized debenture offering costs converted	(84)	-	-
Class B stock issued to acquire Intervest Securities Corporation	215	-	-
Accumulated other comprehensive income, change in subsidiary's unrealized (loss) gain on securities available for sale, net of tax	-	(111)	363

23. Selected Quarterly Financial Data (Unaudited)

The following information is as of or for the period ended:

	2003			
($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest and dividend income	$11,625	$12,470	$12,845	$13,524
Interest expense	6,788	6,964	7,079	7,733
Net interest and dividend income	4,837	5,506	5,766	5,791
Provision for loan losses	344	430	602	593
Net interest and dividend income after provision for loan losses	4,493	5,076	5,164	5,198
Noninterest income	329	1,176	1,038	778
Noninterest expenses	1,784	1,879	1,812	1,784
Earnings before income taxes	3,038	4,373	4,390	4,192
Provision for income taxes	1,237	1,807	1,859	1,970
Net earnings	$1,801	$2,566	$2,531	$2,222
Basic earnings per share:	$ .38	$ .55	$ .52	$ .41
Diluted earnings per share:	$ .32	$ .45	$ .42	$ .35
Return on average assets	1.03%	1.40%	1.32%	1.03%
Return on average equity	13.40%	18.33%	16.76%	13.17%
Total assets	$727,945	$749,777	$822,900	$910,595
Total cash and investment securities	$178,087	$158,043	$174,664	$220,026
Total loans, net of unearned fees	$532,592	$575,975	$631,361	$671,125
Total deposits	$538,098	$553,388	$594,832	$675,513
Total borrowed funds and related interest payable	$120,138	$120,524	$144,363	$139,455
Total stockholders' equity	$ 55,000	$58,009	$63,745	$75,385

	2002			
($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest and dividend income	$9,711	$11,008	$11,396	$11,364
Interest expense	6,073	6,530	6,857	6,865
Net interest and dividend income	3,638	4,478	4,539	4,499
Provision for loan losses	346	426	192	310
Net interest and dividend income after provision for loan losses	3,292	4,052	4,347	4,189
Noninterest income	274	378	736	830
Noninterest expenses	1,462	1,680	1,594	1,743
Earnings before income taxes	2,104	2,750	3,489	3,276
Provision for income taxes	856	1,106	1,385	1,366
Net earnings	$1,248	$1,644	$2,104	$1,910
Basic earnings per share:	$ .32	$ .42	$ .52	$ .45
Diluted earnings per share:	$ .30	$ .33	$ .41	$ .37
Return on average assets	0.95%	1.10%	1.30%	1.14%
Return on average equity	12.23%	15.42%	18.57%	15.71%
Total assets	$563,970	$628,157	$661,721	$685,979
Total cash and investment securities	$144,193	$161,935	$190,799	$179,651
Total loans, net of unearned fees	$405,055	$449,771	$454,391	$489,912
Total deposits	$404,019	$465,753	$486,623	$505,958
Total borrowed funds and related interest payable	$106,929	$104,246	$113,082	$113,568
Total stockholders' equity	$ 41,699	$44,155	$47,118	$53,126

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

a) Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the Chief Executive and Chief Financial Officer of the Company concluded that the Company's disclosure controls and procedures were adequate.

b) Changes in internal controls. The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the Chief Executive and Chief Financial Officer.

PART III

Item 10. Directors and Executive Officers

a. **Directors.** The information required by this item is contained under the section entitled "Election of Directors" in the Company's Proxy Statement for its 2004 Annual Meeting (the "Proxy Statement") and is incorporated herein by reference.

b. **Executive Officers**. The information required by this item is set forth in Part I of this report under the caption Item 4A "Executive Officers and Other Key Employees."

c. **Compliance with Section 16(a)**. Information contained in the section of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the section entitled "Executive Compensation" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information contained in the section entitled "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information contained in the section entitled "Independent Public Accountants" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents Filed as Part of this Report

(1) **Financial Statements:** See Item 8 "Financial Statements and Supplementary Data"

(2) **Financial Statement Schedules:** See Item 8 "Financial Statements and Supplementary Data"

(3) **Exhibits:** The following exhibits are filed herein as part of this Form 10-K:

Exhibit No.	Description of Exhibit
2.0	Agreement and Plan of Merger dated as of November 1, 1999 by and among Intervest Bancshares Corporation, ICNY Acquisition Corporation and Intervest Corporation of New York, incorporated by reference to the Company's definitive proxy statement for the special meeting of shareholders to be held March 10, 2000, wherein such document is identified as "Annex A."
3.1	Restated Certificate of Incorporation of the Company, incorporated by reference to Amendment No.1 to the Company's Registration Statement on Form SB-2 (No 333-33419, the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on September 22, 1997, wherein such document is identified as Exhibit 3.1.
3.2	Bylaws of the Company, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 3.1.
4.1	Form of Certificate for Shares of Class A common stock, incorporated by reference to the Company's Pre-Effective Amendment No.1 to the Registration Statement on Form SB-2 (No. 33-82246), filed with the Commission on September 15, 1994.
4.2	Form of Certificate for Shares of Class B common stock, incorporated by reference to the Company's Pre-Effective Amendment No.1 to the Registration Statement on Form SB-2 (No. 33-82246), filed with the Commission on September 15, 1994.
4.3	Form of Warrant issued to Mr. Jerome Dansker, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1995, wherein such document is identified as Exhibit 4.2.
4.4	Form of Warrant for Class A common stock, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 4.3.
4.5	Form of Warrant Agreement between the Company and the Bank of New York, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 4.4.
4.6	Form of Indenture between the Company and the Bank of New York, as Trustee, incorporated by reference to the Company's Registration Statement on Form SB-2 (333-50113) filed with the Commission on April 15,1998.
4.7	Form of Indenture between the Company and the Bank of New York, as Trustee, dated January 1, 2001, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 2000, wherein such document is identified as Exhibit 4.7.
4.8	Form of Indenture between the Company, as Issuer, and State Street Bank and Trust Company, as Trustee, dated as of December 18, 2001, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 2001, wherein such document is identified as Exhibit 4.8.
4.9	Form of Indenture between the Company, as Issuer, and U.S Bank National Association, as Trustee, dated as of September 17, 2003.
12	Computation of ratios of earnings to fixed charges.
21	Subsidiaries
31	Certification of the principal executive and financial officer pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.
32	Certification of the principal executive and financial officer pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.
(b)	A current report on Form 8-K dated January 20, 2004 was filed by the registrant to provide, under Item 12, its quarterly earnings release for the period ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

INTERVEST BANCSHARES CORPORATION
(Registrant)

By: /s/ Lowell S. Dansker — Date: February 26, 2004
Lowell S. Dansker, Vice Chairman and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Chairman and Executive Vice President:

By: /s/ Jerome Dansker — Date: February 26, 2004
Jerome Dansker

Vice Chairman, President and Treasurer
(Principal Executive, Financial and Accounting Officer):

By: /s/ Lowell S. Dansker — Date: February 26, 2004
Lowell S. Dansker

Vice President, Secretary and Director:

By: /s/ Lawrence G. Bergman — Date: February 26, 2004
Lawrence G. Bergman

Directors:

By: /s/ Michael A. Callen — Date: February 26, 2004
Michael A. Callen

By: /s/ Paul Derosa — Date: February 26, 2004
Paul Derosa

By: /s/ Stephen A. Helman — Date: February 26, 2004
Stephen A. Helman

By: /s/ Wayne F. Holly — Date: February 26, 2004
Wayne F. Holly

By: /s/ Lawton Swan, III — Date: February 26, 2004
Lawton Swan, III

By: /s/ Thomas E. Willett — Date: February 26, 2004
Thomas E. Willett

By: /s/ David J. Willmott — Date: February 26, 2004
David J. Willmott

By: /s/ Wesley T. Wood — Date: February 26, 2004
Wesley T. Wood

INTERVEST SECURITIES CORPORATION
New York, New York

OFFICERS & DIRECTORS

Jerome Dansker -	Director, Chairman
Lowell S. Dansker -	Director, Vice Chairman and Chief Executive Officer
Joseph E. DeYoung -	Director, President
Lawrence G. Bergman -	Director, Vice President
David G. Hill -	Director, Vice President

COUNSEL

Harris Beach LLP
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Weinick Sanders Leventhal & Co., LLP
1375 Broadway
New York, New York 10018-7010

INTERVEST MORTGAGE CORPORATION
New York, New York

DIRECTORS

Jerome Dansker -	Director, Chairman and Executive Vice President Chairman of Executive Committee
Lowell S. Dansker -	Director, Vice Chairman and President Member of Executive Committee
Lawrence G. Bergman -	Director, Vice President Member of Executive Committee
Michael A. Callen -	Director
Paul DeRosa -	Director
Stephen A. Helman -	Director
Wayne F. Holly -	Director
Lawton Swan, III -	Director
Thomas E. Willett-	Director
David J. Willmott -	Director
Wesley T. Wood -	Director

OFFICERS

Jerome Dansker - Executive Vice President
Lowell S. Dansker - President
Lawrence G. Bergman - Vice President
John B. Carella - Vice President

John H. Hoffmann - Vice President
Victor E. Barcik - Assistant Vice President
Steven J. Friedman - Assistant Vice President
Frank J. Rojas - Assistant Vice President

INDENTURES OF TRUST/TRUSTEES & COUNSEL

The Bank of New York
101 Barclay Street
New York, New York 10286

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271

COUNSEL

Harris Beach LLP
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Eisner LLP
750 Third Avenue
New York, New York 10017-2703

INTERVEST NATIONAL BANK
New York, New York

DIRECTORS

Jerome Dansker -	Director, Chairman Chairman of Executive and Loan Committees
Lowell S. Dansker -	Director, Vice Chairman and Chief Executive Officer Member of Executive and Loan Committees
Lawrence G. Bergman -	Director Member of Executive and Loan Committees
Michael A. Callen -	Director Chairman of Audit Committee
Paul DeRosa -	Director Member of Audit Committee
Stephen A. Helman -	Director
Wayne F. Holly -	Director
Keith A. Olsen -	Director, President of Florida Division
Raymond C. Sullivan -	Director, President
Lawton Swan, III -	Director Member of Audit Committee
Thomas E. Willett-	Director
David J. Willmott -	Director Member of Audit Committee
Wesley T. Wood -	Director Member of Loan Committee

OFFICERS

Lowell S. Dansker - Chief Executive Officer
Raymond C. Sullivan - President
Keith A. Olsen - President, Florida Division
John J. Arvonio - Senior Vice President and Chief Financial Officer
Peter Covell - Vice President
Diane S. Rathburn - Vice President
Anthony J. Steo - Vice President
Sue J. Worley - Vice President
Vonna L. Balkovic - Assistant Vice President
Gail A. Balmaceda - Assistant Vice President
Betty E. Burns - Assistant Vice President
Angela Casey - Assistant Vice President
Kathy Curl - Assistant Vice President
Robert Garmise - Assistant Vice President
Erik E. Larson - Assistant Vice President
John W. Loock - Assistant Vice President
Mary F. Nonnemacher - Information Systems Officer
Gayle S. Williams - Assistant Vice President

COUNSEL

Harris Beach LLP
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Hacker, Johnson & Smith, P.A., P.C.
500 North Westshore Blvd.
Tampa, Florida 33622-0368

INTERVEST BANCSHARES CORPORATION
10 Rockefeller Plaza, New York, NY 10020-1903

OFFICERS & DIRECTORS

Jerome Dansker	**Director, Chairman and Executive Vice President** **Chairman of Executive and Loan Committees** Director, Chairman - Intervest National Bank Director, Chairman - Intervest Mortgage Corporation Director, Chairman - Intervest Securities Corporation
Lowell S. Dansker	**Director, Vice Chairman and President** **Member of Executive and Loan Committees** Director, Vice Chairman, CEO - Intervest National Bank Director, Vice Chairman, President - Intervest Mortgage Corporation Director, Vice Chairman, CEO - Intervest Securities Corporation
Lawrence G. Bergman	**Director, Vice President** **Member of Executive and Loan Committees** Director - Intervest National Bank Director - Intervest Mortgage Corporation Director - Intervest Securities Corporation
Michael A. Callen	**Director, Chairman of Audit Committee** Director - Intervest National Bank Director - Intervest Mortgage Corporation President - Avalon Argus Associates Director - AMBAC, Inc.
Paul DeRosa	**Director, Member of Audit Committee** Director - Intervest National Bank Director - Intervest Mortgage Corporation Principal - Mt. Lucas Management Corporation
Stephen A. Helman	**Director** Director - Intervest National Bank Director - Intervest Mortgage Corporation Attorney at Law
Wayne F. Holly	**Director** Director - Intervest National Bank Director - Intervest Mortgage Corporation Chairman, President - Sage, Rutty & Co., Inc.
Lawton Swan, III	**Director, Member of Audit Committee** Director - Intervest National Bank Director - Intervest Mortgage Corporation Chairman, President - Interisk Corporation
Thomas E. Willett	**Director** Director - Intervest National Bank Director - Intervest Mortgage Corporation Partner - Harris Beach LLP
David J. Willmott	**Director, Member of Audit Committee** Director - Intervest National Bank Director - Intervest Mortgage Corporation Editor & Publisher - Suffolk Life Newspapers
Wesley T. Wood	**Director, Member of Loan Committee** Director - Intervest National Bank Director - Intervest Mortgage Corporation Director, President - Marketing Capital Corporation Advisory Board Member – The Center of Direct Marketing at New York University Member of Trustees Advisory Committee - Fairfield University

INTERVEST BANCSHARES CORPORATION
10 Rockefeller Plaza, New York, NY 10020-1903

TRANSFER AGENT & REGISTRAR ----- COUNSEL

The Bank of New York 101 Barclay Street New York, New York 10286	Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271

AUDITORS	**COUNSEL**
Hacker, Johnson & Smith, P.A., P.C. 500 North Westshore Blvd. Tampa, Florida 33622-0368	Harris Beach LLP 99 Garnsey Road Pittsford, New York 14534

MARKET FOR COMMON STOCK

NASDAQ SmallCap Market
Symbol **IBCA**